Form 10-K, Exhibit 13
period 2000-12-31
DENTSPLY INTERNATIONAL INC /DE/
filed 2001-03-20
CIK 818479

EXHIBIT 13 - Pages 21 through 51 of the Company's Annual Report to Shareholders for fiscal year 2000


DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

                                                                     Year ended December 31,

                                              2000            1999             1998            1997            1996
Statement of Income Data:                                (dollars in thousands, except per share amounts)
  Net sales                                   $889,796        $836,438         $800,456        $725,596        $660,962
  Gross profit                                 463,594         431,811          416,304         368,726         324,670
  Restructuring and other costs (income)           (56)              -           71,500               -               -
  Operating income                             163,916         149,617           69,852         132,456         119,464
  Income before income taxes                   151,796         138,019           55,101         122,006         110,960

  Net income                                  $101,016        $ 89,863         $ 34,825  (1)   $ 74,554        $ 67,222

Earnings per Common Share:
  Net income-basic                              $ 1.95          $ 1.70           $ 0.65  (1)     $ 1.38          $ 1.25
  Net income-diluted                              1.93            1.70             0.65  (1)       1.37            1.25
  Cash dividends declared per
    common share                              $0.25625        $0.23125         $0.21000        $0.19500        $0.17000

Weighted Average Common Shares Outstanding:
  Basic                                         51,856          52,754           53,330          53,937          53,840
  Diluted                                       52,373          52,911           53,597          54,229          53,994

Balance Sheet Data:
  Working capital                             $157,316        $138,448         $128,076        $107,678        $113,547
  Total assets                                 866,615         863,730          895,322         774,376         667,662
  Total debt                                   110,294         165,467          233,761         129,510         101,820
  Stockholders' equity                         520,370         468,872          413,801         423,933         365,590
  Return on average stockholders' equity         20.4%           20.4%            19.2% (2)       18.9%           19.9%
  Long-term debt to total capitalization         17.4%           23.7%            34.4%           19.9%           17.0%

Other Data:
  Depreciation and amortization               $ 41,359        $ 39,624         $ 37,474        $ 32,405        $ 28,108
  Capital expenditures                          28,425          33,386           31,430          27,660          20,804
  Interest expense, net                          9,291          14,640           14,168          11,006          10,071
  Property, plant and equipment, net           181,341         180,536          158,998         147,130         141,458
  Goodwill and other intangibles, net          344,753         349,421          346,073         336,905         256,199
  Cash flows from operating activities         145,622         125,877  (3)      96,323  (3)     96,647          84,927
  Income tax rate                                33.5%           34.9%            36.8%           38.9%           39.4%

Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.
(1) Includes restructuring and other costs of $45.4 million, after tax, or $0.85 per common share.
(2) Excludes income statement effect of restructuring and other costs.
(3) Includes cash outflows associated with the two 1998 restructurings of $13.1 million in 1999 and
    $2.6 million in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes.

RESULTS OF OPERATIONS, 2000 COMPARED TO 1999

Net Sales
   Net sales  increased  $53.4  million,  or 6.4%, to $889.8  million,  up from
$836.4 million in 1999. Base business (internal sales growth exclusive of acquisitions/divestitures and the impact of currency translation) accounted for 9.5% of the sales growth in 2000. Currency translation negatively impacted net sales by 3.1%, mainly due to the devaluation of the Brazilian Real and the strengthening of the U.S. dollar against the major European currencies. Sales in the United States grew 10.6%; 10.6% from base business and 0.1% from acquisitions, offset by 0.1% from translation. There was strong base business growth in the United States from equipment and consumable product lines. European base business sales, including the Commonwealth of Independent States ("CIS"), increased 3.2%. This, however, was offset by the impact of currency translation on European sales, which had a negative 10.1% effect, and a negative impact of 0.4% from divestitures. Both equipment and consumables experienced an increase in base business sales in Europe in 2000. The increase in consumable sales in Europe was tempered by European dealers who sharply curtailed their fourth quarter consumable purchases as their annual growth incentive rebate targets were not attainable. The economy in the Pacific Rim continued to improve, resulting in a 24.0% increase in base business sales. 1999 net sales in the Pacific Rim were impacted by $1.4 million of inventory returns from dealers in India. Without India, the Pacific Rim base business sales grew 16.0% in 2000. Excluding acquisitions and exchange, sales in Latin America grew 12.4%. Sales in the rest of the world were up 11.3%; 13.5% from base business, offset by 0.1% from divestitures and 2.1% from exchange. The increase was mainly due to base business sales increases in Canada, the Middle East and Africa, Australia, and Japan.

Gross Profit
   Gross profit increased $31.8 million, or 7.4%, to $463.6 million from $431.8 million in 1999. As a percentage of sales, gross profit increased from 51.6% in 1999 to 52.1% in 2000. The gross profit margin was benefited by restructuring and operational improvements along with a favorable product mix in 2000. The percentage improvement occurred despite the negative impact of a strong U.S. dollar during 2000. The Company continues to drive projects, including lean manufacturing, waste elimination and centralized warehousing, focused on improving our operating processes and product flows. These efforts not only strengthen our gross profit margin rates and reduce inventory levels, but also improve our overall competitive advantage.

Operating Expenses
   Selling, general and administrative ("SG&A") expense increased $17.5 million, or 6.2%, in 2000. As a percentage of sales, expenses remained unchanged, representing 33.7% of net sales in both periods. Increased research and development spending, a sales force increase, and higher legal expenses were offset by shared service initiatives and solid internal sales growth.

   In the fourth quarter 2000, the Company recorded a $2.8 million pre-tax gain on a settlement related to a property previously owned by the Company, along with a $2.7 million pre-tax restructuring charge related to its French and Latin American businesses. The primary focus of the restructuring is
consolidation   of   operations   in  these   regions  in  order  to  eliminate
duplicative functions. Both of these items are reflected in the "Restructuring and other costs (income)" line on the income statement (see also Note 13).

Other Income and Expenses
   The decrease in net interest expense of $5.3 million was mainly due to debt repayment enabled by strong cash flow generation along with lower interest rates as we converted a portion (approximately $60 million) of our debt to Swiss Francs. Other expense was $2.8 million in 2000 compared to other income of $3.0 million in 1999. The expense in 2000 included a net increase of $2.6 million in exchange transaction losses due to the strengthening of the U.S. dollar against the major European currencies, while the prior year included other income of $2.4 million related to the divestiture of medical businesses in 1994 and 1996, and $0.4 million due to a favorable settlement of a disputed lease commitment in the United Kingdom.

Earnings
   Income before income taxes increased $13.8 million, or 10.0%, from $138.0 million in 1999 to $151.8 million in 2000. The effective tax rate for operations decreased to 33.5% in 2000 from 34.9% in 1999. Net income increased $11.1 million, or 12.4%, to $101.0 million in 2000 from $89.9 million in 1999 due to higher sales, higher gross profit as a percentage of sales, lower net interest expense, and a lower provision for income taxes partially offset by higher other expense in 2000.

   Basic earnings per common share increased from $1.70 in 1999 to $1.95 in 2000, or 14.7%. Diluted earnings per common share increased from $1.70 in 1999 to $1.93 in 2000, or 13.5%.


RESULTS OF OPERATIONS, 1999 COMPARED TO 1998

Net Sales
   Net sales increased $35.9 million, or 4.5%, to $836.4 million, up from $800.5 million in 1998. Base business accounted for 3.5% of the sales growth in 1999 while 2.8% of the sales improvement was due to acquisitions, net of divestitures. Currency translation negatively impacted net sales by 1.8%, mainly due to the devaluation of the Brazilian Real and the strengthening of the U.S. dollar against the major European currencies. Sales in the United States grew 6.1%; 4.9% from base business and 1.2% from acquisitions. There was strong base business growth in the United States from endodontic, orthodontic and other consumable product lines. European sales decreased 1.4%; 2.1% from base business and 3.2% from currency translation offset by 3.9% growth from acquisitions. Sales for the year in Europe were negatively impacted by a soft dental market, especially in Germany, distributor consolidations in the United Kingdom, and the poor economy in the CIS. There was improvement in the fourth quarter of 1999 in Europe as consumable product sell-out rates in Germany grew modestly. Equipment sales in Europe, however, remained  sluggish.  The  economy in the  Pacific  Rim  continued  to  improve, resulting in a 5.9% increase in base business sales despite $1.4 million of inventory returns from dealers in India. Without India, base business sales in the Pacific Rim increased 16.9% in 1999. After excluding acquisitions and exchange, sales in Latin America grew 9.7%. Reported sales for Latin America decreased 6.8% mainly due to the devaluation of the Brazilian Real. Sales in the rest of the world were up 14.9%; 7.2% from base business, 6.1% from acquisitions and 1.6% from exchange. The increase was mainly due to increases in Canada, the Middle East and Africa.

Gross Profit
   Gross profit increased $15.5 million, or 3.7%, to $431.8 million from $416.3 million in 1998. As a percentage of sales, gross profit decreased from  52.0%  in 1998 to  51.6%  in  1999.  Costs  associated  with  moving  the remaining manufacturing operations for New Image and Germany's tooth manufacturing facility negatively impacted performance in the first half of 1999. In addition, purchase price accounting costs related to the acquisition of Vereinigte Dentalwerke GmbH ("VDW") in December 1998 and a strong Japanese Yen affecting orthodontic component purchases also negatively impacted the gross profit percentage.

Operating Expenses
   SG&A expense increased $7.2 million or 2.6%. As a percentage of sales, expenses decreased from 34.3% in 1998 to 33.7% in 1999. This percentage decrease included a $3.1 million reduction in bad debt expense (due mainly to a bad debt reserve of $2.5 million in the third quarter of 1998 to cover softness in the CIS and Asian economies) and a $1.1 million benefit from the curtailment of the Dreieich Pension Plan in Germany resulting from the restructuring in 1998. These decreases were offset by an increase of $1.3
million  in  legal  costs,   net  of  settlements.   Legal  costs  during  1999
increased $4.7 million primarily for litigation with the Justice Department, defense of endodontic patents and litigation related to the disposable air/water syringe tip. This increase was partially offset by a $3.4 million expense recovery from an arbitration award associated with our former implant business.

   Restructuring and other costs of $29.0 million were recorded in the second quarter of 1998 to rationalize and restructure the Company's worldwide laboratory business. In the fourth quarter of 1998, the Company took a restructuring charge of $42.5 million primarily for the write-off of intangibles, including goodwill, and closing costs associated with the discontinuance of the New Image division in Carlsbad, California.

Other Income and Expenses
   Net interest expense increased $0.5 million during 1999 due to increased interest expense on higher debt levels incurred during the first half of 1999 to finance the acquisition of VDW in December 1998 and the stock repurchase program in the second half of 1998.

   Other income increased $3.6 million in 1999 including $1.6 million of lower transaction exchange losses and $1.3 million of other income related to the 1995 divestiture of the CMW business unit.

Earnings
   Income before income taxes increased $82.9 million, including $71.5 million of restructuring and other costs recorded in the second and fourth quarters of 1998. Without these costs, income before income taxes increased $11.4 million, or 9.0%. The effective tax rate for operations was lowered to 34.9% in 1999 compared to 36.8% in 1998 reflecting savings from federal, state and foreign tax planning activities. Net income increased $55.0 million including the after-tax impact of $45.4 million for restructuring and other costs. Without these costs, net income increased $9.6 million, or 12.0% in 1999 compared to 1998 due to higher sales, lower expenses as a percentage of sales, higher other income, and a lower provision for income taxes partially offset by a lower gross profit percentage in 1999.

   Basic and diluted earnings per common share were $1.70 in 1999 compared to $0.65 per share in 1998. Earnings per common share in 1998 included $0.85 for restructuring and other costs. Without these costs, basic and diluted earnings per common share increased from $1.50 in 1998 to $1.70 in 1999 or 13.3%.


FOREIGN CURRENCY

   Since approximately 40% of the Company's revenues have been generated in currencies other than the U.S. dollar, the value of the U.S. dollar in relation to those currencies affects the results of operations of the Company. The impact of currency fluctuations in any given period can be favorable or unfavorable. The impact of foreign currency fluctuations of European currencies on operating income is partially offset by sales in the U.S. of products sourced from plants and third party suppliers located overseas, principally in Germany and Switzerland.


LIQUIDITY AND CAPITAL RESOURCES

   Cash flows from operating activities were $145.6 million in 2000 compared to $125.9 million in 1999. The 1999 cash flows from operating activities included $13.1 million of cash outflows associated with the two restructurings recorded in 1998. The increase of $19.7 million was due primarily to increased earnings and increases in accrued liabilities, offset by increases in inventories and accounts receivable.

   Investment activities for 2000 included capital expenditures of $28.4 million. In addition, the Company completed five acquisitions in 2000 for a total of $16.2 million (see also Note 3).

   During 2000, the Company repurchased 1.4 million shares of its common stock for $40.1 million. In December 2000, the Board of Directors authorized the repurchase of up to 1.0 million additional shares of common stock on the open market or in negotiated transactions in 2001. The timing and amounts of any additional future purchases will depend upon many factors, including market conditions and the Company's business and financial condition.

   At December 31, 2000, the Company's current ratio was 1.9 with working capital of $157.3 million. This compares with a current ratio of 1.8 and working capital of $138.4 million at December 31, 1999. The increase in working capital primarily resulted from a $19.4 million reduction in current maturities of short-term debt and $4.0 million in higher cash balances. The Company's long-term debt to total capitalization decreased from 23.7% in 1999 to 17.4% in 2000 primarily as a result of a reduction in long-term debt of $35.8 million during 2000.

   Under its two revolving credit agreements, the Company is able to borrow up to $175 million on an unsecured basis through October 2002 and $125 million through October 2001. The $175 million facility may be extended, subject to certain conditions, until October 2004. The $125 million 364-day facility terminates in October 2001, but contains a one-year term-out provision and may be extended, subject to certain conditions, for additional periods of 364 days. The revolving credit agreements are unsecured and contain various financial and other covenants.

   Under its bank multi-currency revolving credit agreement, the Company is able to borrow up to $20 million for foreign working capital purposes on an unsecured basis through October 2001. The multi-currency facility may be extended, subject to certain conditions, for additional periods of 364 days.

   The Company established a $200 million commercial paper facility in September 1999. The rating agencies have assigned a rating of A-2/P-2 to the Company's unsecured commercial paper facility. The revolving credit facilities serve as back up to this commercial paper facility. No additional credit has been extended.

   The Company also has access to $55.1 million in uncommitted short-term financing under lines of credit from various financial institutions. Substantially all of these lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institutions.

   The Company had unused lines of credit of $274.5 million at December 31, 2000.

   The Company had acquisition activity in process at December 31,2000 that has resulted or will result in significant cash outlays in 2001. In December 2000, the Company agreed to acquire all the outstanding shares of Friadent GmbH ("Friadent") for 220 million German marks or approximately $100 million. The Friadent acquisition was completed in January 2001. In January 2001, the Company agreed to acquire the dental injectible anesthetic assets of AstraZeneca ("AZ"), including licensing rights to the dental trademarks, for $136.5 million. The AZ acquisition is targeted to close late in the first quarter of 2001. The Company expects to make an earn-out payment of approximately $85 million related to its 1996 purchase of Tulsa Dental Products LLC. The earn-out is based on provisions in the purchase agreement related to the operating performance of the acquired business. The Company expects that the earn-out payment will be paid and recognized by July 1, 2001 and will have an annualized earnings impact of approximately $0.11 per share, comprised of approximately $0.05 related to goodwill amortization and approximately $0.06 for incremental borrowing costs. These transactions are discussed in Note 3 of the Notes to Consolidated Financial Statements.

   In order to fund these transactions, the Company completed a $100 million five year average life private placement of debt, denominated in Swiss francs with a major insurance company in March of 2001. The Company also plans on renewing and expanding its revolving credit agreements to approximately $450 million by the end of the second quarter of 2001. These new facilities will allow the Company to not only fund its new acquisitions, but also will provide the Company with resources to support future opportunities as they arise.

NEW ACCOUNTING STANDARDS

   Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board (FASB) in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. This statement, as amended, was adopted effective January 1, 2001, and as required, the Company recognized a cumulative adjustment for the change in accounting principle. This adjustment increased other current liabilities by $1.1 million and resulted in a cumulative loss, to be reflected in current earnings, and a reduction in other comprehensive income, net of tax, of $0.2 million and $0.5 million, respectively. The Company does not expect this statement to have a significant impact on future net income as its derivative instruments are held primarily for hedging purposes, and the Company considers the resulting hedges to be highly effective under SFAS 133.

   In September 1999, FASB issued, and then revised in February 2001, an Exposure Draft on a Proposed Statement related to Business Combinations and Intangible Assets. The proposal focuses on the accounting for goodwill and other purchased intangible assets and the fundamental issues related to the methods of accounting for business combinations. The primary proposals of this Exposure Draft include eliminating the use of the pooling method of accounting and discontinuing the amortization of goodwill and instead applying a periodic impairment approach. If finalized in its current form, this Exposure Draft would be applied immediately upon its effective date and could have a material impact on the Company's results of operations. Goodwill amortization reduced earnings per share by approximately $0.15 in 2000 and is projected to reduce earnings per share by approximately $0.20-$0.25 in 2001 under the current accounting rules.


EURO CURRENCY CONVERSION

   On January 1, 1999, eleven of the fifteen member countries of the European Union (the "participating countries") established fixed conversion rates between their legacy currencies and the newly established Euro currency.

   The legacy currencies will remain legal tender in the participating countries between January 1, 1999 and January 1, 2002 (the "transition period"). Starting January 1, 2002 the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the legacy currencies of participating countries will no longer be legal tender for any transactions.

   The Company's various operating units which are affected by the Euro conversion have adopted the Euro as the functional currency effective January 1, 2001. At this time, the Company does not expect the reasonably foreseeable consequences of the Euro conversion to have material adverse effects on the Company's business, operations or financial condition.

IMPACT OF INFLATION

   The Company has generally offset the impact of inflation on wages and the cost of purchased materials by reducing operating costs and increasing selling prices to the extent permitted by market conditions.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   The infomation below provides information about the Company's market sensitive financial instruments and includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements. The Company's major market risk exposures are changing interest rates and movements in foreign currency exchange rates. The Company's policy is to manage interest rates through the use of floating rate debt and interest rate swaps to adjust interest rate exposures when appropriate, based upon market conditions. A portion of the Company's borrowings are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the table below. All items described are non-trading and are stated in U.S. dollars.

Financial Instruments
   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company also believes the carrying amount of long-term debt approximates fair value as the interest rates are variable and reflect current market rates.

Derivative Financial Instruments
   The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies, interest rate swaps to convert floating rate debt to fixed rate, and commodity swaps to fix its variable raw materials.

   Foreign Exchange Risk Management The Company enters into forward foreign exchange contracts to selectively hedge assets and liabilities denominated in foreign currencies. Market value gains and losses are recognized in income currently and the resulting gains or losses offset foreign exchange gains or losses recognized on the foreign currency assets and liabilities hedged. Determination of hedge activity is based upon market conditions, the magnitude of the foreign currency assets and liabilities and perceived risks. The Company's significant contracts outstanding as of December 31, 2000 are summarized in the table that follows. These foreign exchange contracts generally have maturities of less than six months and counterparties to the transactions are typically large international financial institutions.

   Interest Rate Risk Management The Company enters into interest rate swaps to convert floating rate debt to fixed rate. In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 5.7% and fixes the rate for an average of five years. In January 2000, the Company entered into an interest rate swap agreement with notional amounts totaling 50 million Swiss francs which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 3.4% and fixes the rate for an average of three years. The fair value of these swap agreements is the estimated amount the Company would receive (pay) at the reporting date, taking into account the effective interest rates. At December 31, 2000 and 1999, the estimated fair values were $(0.3) million and $2.7 million, respectively.

   Commodity Price Risk Management The Company selectively enters into commodity price swaps to convert variable raw material costs to fixed. In August 2000, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2000. The average fixed rate of this agreement is $5.10 per troy ounce. At December 31, 2000, the estimated fair value was $(0.1) million.

                                                    EXPECTED MATURITY DATES           DECEMBER 31, 2000

                                                                                     Carrying    Fair
                                              2001     2002      2003      2005        Value     Value
                                                               (dollars in thousands)

Short Term Debt:

US dollar denominated                         $  794   $     -   $     -   $     -     $   794   $   794
  Average interest rate                         7.3%

Long Term Debt:

US dollar denominated                          5,150    15,000         -         -      20,150    20,150
  Average interest rate                         7.3%      6.8%
Swiss franc denominated                           42    73,175         -         -      73,217    73,217
  Average interest rate                         6.5%      3.7%
Italian lira denominated                       4,648                   -         -       4,648     4,648
  Average interest rate                         5.6%
Japanese yen denominated                           -     3,930         -         -       3,930     3,930
  Average interest rate                                   0.7%
Australian dollar denominated                  3,620                   -         -       3,620     3,620
  Average interest rate                         6.6%
German mark denominated                        2,411                   -         -       2,411     2,411
  Average interest rate                         6.0%
Thai baht denominated                          1,106                   -         -       1,106     1,106
  Average interest rate                         5.5%
Chile peso denominated                           418                   -         -         418       418
  Average interest rate                         5.9%

Foreign Exchange Forward Contracts:

Forward purchase, 1.0 billion Japanese yen     9,484         -         -         -       9,484     9,205
Forward purchase, 0.5 million Swiss francs       304         -         -         -         304       307
Forward sales, 3.1 million British pounds      4,434         -         -         -       4,434     4,627
Forward sales, 25.0 million French francs      3,407         -         -         -       3,407     3,585
Forward sales, 12.6 million German marks       6,000         -         -         -       6,000     6,062

Interest Rate Swaps:

Interest rate swaps - USD                          -    40,000    20,000    20,000           -      (258)
  Average interest rates                                  5.5%      5.8%      5.8%
Interest rate swaps - Swiss francs                 -         -    30,910         -           -       (48)
  Average interest rates                                            3.4%

Silver Swap - USD                              1,377         -         -         -           -      (108)


Management's Financial Responsibility



   The  management  of  DENTSPLY  International  Inc.  is  responsible  for the preparation and integrity of the consolidated financial statements and all other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's informed estimates and judgments.

   In   fulfilling   its   responsibility   for  the   integrity  of  financial
information, management has established a system of internal accounting controls supported by written policies and procedures. This provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization and recorded and reported properly.

   The financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP, whose unqualified report is presented below. The independent accountants perform audits of the financial statements in accordance with generally accepted auditing standards, which include a review of the system of internal accounting controls to the extent necessary to determine the nature, timing and extent of audit procedures to be performed.

   The Audit and Information Technology Committee (Committee) of the Board of Directors, consisting solely of outside Directors, meets with the independent accountants with and without management to review and discuss the major audit findings, internal control matters and quality of financial reporting. The independent accountants also have access to the Committee to discuss auditing and financial reporting matters with or without management present.


/s/John C. Miles II        /s/Gerald K. Kunkle        /s/William   R. Jellison


John C. Miles II           Gerald K. Kunkle           William   R. Jellison
Chairman and               President and              Senior Vice President and
Chief Executive Officer    Chief Operating Officer    Chief Financial Officer


Report of Independent Accountants


To the Board of Directors and Stockholders of DENTSPLY International Inc.

In our opinion, the accompanying consolidated balance sheets as of December 31, 2000 and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DENTSPLY International Inc. and its subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 1999 and for each of the two years then ended were audited by other independent accountants whose report dated January 20, 2000 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Philadelphia, PA
January 19, 2001, except for Note 15, as to which the date is March 7, 2001

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                            Year Ended December 31,

                                                       2000        1999        1998
                                                  (in thousands, except per share amounts)

Net sales                                          $ 889,796    $ 836,438    $ 800,456
Cost of products sold                                426,202      404,627      384,152

Gross profit                                         463,594      431,811      416,304
Selling, general and administrative expenses         299,734      282,194      274,952
Restructuring and other costs (income) (Note 13)         (56)           -       71,500

Operating income                                     163,916      149,617       69,852

Other income and expenses:
  Interest expense                                    10,153       15,758       15,367
  Interest income                                       (862)      (1,118)      (1,199)
  Other expense (income), net                          2,829       (3,042)         583

Income before income taxes                           151,796      138,019       55,101
Provision for income taxes (Note 11)                  50,780       48,156       20,276

Net income                                         $ 101,016    $  89,863    $  34,825


Earnings per common share (Note 2):
     Basic                                         $    1.95    $    1.70    $    0.65
     Diluted                                            1.93         1.70         0.65


Cash dividends declared per common share           $ 0.25625    $ 0.23125    $ 0.21000


Weighted average common shares outstanding:
     Basic                                            51,856       52,754       53,330
     Diluted                                          52,373       52,911       53,597





The accompanying notes are an integral part of these financial statements.

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED  BALANCE SHEETS

                                                                 December 31,

                                                              2000         1999
                                                               (in thousands)
Assets
   Current Assets:
      Cash and cash equivalents                           $  15,433    $  11,418
      Accounts and notes receivable-trade, net (Note 1)     133,643      127,911
      Inventories, net (Notes 1 and 5)                      133,304      135,480
      Prepaid expenses and other current assets              43,074       44,001

         Total Current Assets                               325,454      318,810

   Property, plant and equipment, net (Notes 1 and 6)       181,341      180,536
   Identifiable intangible assets, net (Notes 1 and 7)       80,730       80,374
   Costs in excess of fair value of net
      assets acquired, net (Note 1)                         264,023      269,047
   Other noncurrent assets                                   15,067       14,963

Total Assets                                              $ 866,615    $ 863,730


Liabilities and Stockholders' Equity
   Current Liabilities:
      Accounts payable                                    $  45,764    $  44,609
      Accrued liabilities (Note 8)                           88,058       80,922
      Income taxes payable                                   33,522       34,676
      Notes payable and current portion
         of long-term debt (Note 9)                             794       20,155

         Total Current Liabilities                          168,138      180,362

   Long-term debt (Note 9)                                  109,500      145,312
   Deferred income taxes                                     16,820       20,240
   Other noncurrent liabilities                              47,226       46,445

         Total Liabilities                                  341,684      392,359

   Minority interests in consolidated subsidiaries            4,561        2,499

   Commitments and contingencies (Note 14)

   Stockholders' equity:
      Preferred stock, $.01 par value; .25 million
        shares authorized; no shares issued                       -            -
      Common stock, $.01 par value; 100 million
         shares authorized; 54.3 million shares
         issued at December 31, 2000 and
         December 31, 1999                                      543          543
      Capital in excess of par value                        151,899      151,509
      Retained earnings                                     490,167      402,408
      Accumulated other comprehensive loss                  (49,296)     (43,209)
      Unearned ESOP compensation                             (4,938)      (6,458)
      Treasury stock, at cost, 2.6 million shares
         at December 31, 2000 and 1.5 million shares
         at December 31, 1999                               (68,005)     (35,921)

         Total Stockholders' Equity                         520,370      468,872

Total Liabilities and Stockholders' Equity                $ 866,615    $ 863,730


The accompanying notes are an integral part of these financial statements.

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                  Accumulated
                                                          Capital in                Other        Unearned             Total
                                                  Common  Excess of   Retained   Comprehensive    ESOP      Treasury  Stockholders'
                                                  Stock   Par Value   Earnings      Loss       Compensation  Stock     Equity

Balance at December 31, 1997                     $  542   $150,738    $301,058    $(16,720)    $(9,497)    $(2,188)   $423,933

Comprehensive Income:
  Net income                                          -          -      34,825           -           -           -      34,825
  Other comprehensive income:
    Foreign currency translation adjustment,
      net of $1,435 tax                               -          -           -       1,990           -           -       1,990

Comprehensive Income                                                                                                    36,815

Exercise of stock options and warrants                1      1,227           -           -           -       2,586       3,814
Tax benefit from stock options
    and warrants exercised                            -        906           -           -           -           -         906
Repurchase of common stock, at cost                   -          -           -           -           -     (42,049)    (42,049)
Cash dividends ($.21 per share)                       -          -     (11,138)          -           -           -     (11,138)
Decrease in unearned ESOP compensation                -          -           -           -       1,520           -       1,520

Balance at December 31, 1998                        543    152,871     324,745     (14,730)     (7,977)    (41,651)    413,801

Comprehensive Income:
  Net income                                          -          -      89,863           -           -           -      89,863
  Other comprehensive loss:
    Foreign currency translation adjustment,
      net of $1,797 tax                               -          -           -     (28,479)          -           -     (28,479)

Comprehensive Income                                                                                                    61,384

Exercise of stock options and warrants                -     (1,823)          -           -           -       5,998       4,175
Tax benefit from stock options
    and warrants exercised                            -        730           -           -           -           -         730
Reissuance of treasury stock                          -       (269)          -           -           -       3,622       3,353
Repurchase of common stock, at cost                   -          -           -           -           -      (3,890)     (3,890)
Cash dividends ($.23125 per share)                    -          -     (12,200)          -           -           -     (12,200)
Decrease in unearned ESOP compensation                -          -           -           -       1,519           -       1,519

Balance at December 31, 1999                        543    151,509     402,408     (43,209)     (6,458)    (35,921)    468,872

Comprehensive Income:
  Net income                                          -          -     101,016           -           -           -     101,016
  Other comprehensive loss:
    Foreign currency translation adjustment,
      net of $688 tax                                 -          -           -      (5,416)          -           -      (5,416)
    Minimum pension liability adjustment              -          -           -        (671)          -           -        (671)

Comprehensive Income                                                                                                    94,929

Exercise of stock options                             -       (583)          -           -           -       8,008       7,425
Tax benefit from stock options exercised              -        973           -           -           -           -         973
Repurchase of common stock, at cost                   -          -           -           -           -     (40,092)    (40,092)
Cash dividends ($.25625 per share)                    -          -     (13,257)          -           -           -     (13,257)
Decrease in unearned ESOP compensation                -          -           -           -       1,520           -       1,520

Balance at December 31, 2000                     $  543   $151,899    $490,167    $(49,296)    $(4,938)   $(68,005)   $520,370


The accompanying notes are an integral part of these financial statements.

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                            Year Ended December 31,

                                                                           2000       1999        1998
                                                                                 (in thousands)
Cash flows from operating activities:

Net income                                                            $ 101,016    $  89,863    $  34,825

Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                                           22,024       19,933       17,634
  Amortization                                                           19,335       19,691       19,840
  Deferred income taxes                                                   4,249        5,885      (22,084)
  Restructuring and other costs (income)                                    (56)           -       71,500
  Other non-cash transactions                                               815          319         (513)
  Loss on disposal of property, plant and equipment                         482          304          107
  Non-cash ESOP compensation                                              1,520        1,519        1,520
  Changes in operating assets and liabilities, net of
   acquisitions and divestitures:
     Accounts and notes receivable-trade, net                            (9,218)       2,384       (7,305)
     Inventories, net                                                    (1,216)       4,394       (5,605)
     Prepaid expenses and other current assets                           (1,526)      (2,223)      (3,990)
     Accounts payable                                                     1,492        1,040       (2,777)
     Accrued liabilities                                                  7,018      (14,343)     (10,171)
     Income taxes payable                                                  (834)          11        2,368
     Other, net                                                             521       (2,900)         974

Net cash provided by operating activities                               145,622      125,877       96,323

Cash flows from investing activities:

Acquisitions of businesses, net of cash acquired                        (14,995)        (673)    (106,835)
Expenditures for identifiable intangible assets                          (1,423)      (3,256)      (5,247)
Proceeds from sale of property, plant and equipment                         215        1,825        1,114
Capital expenditures                                                    (28,425)     (33,386)     (31,430)

Net cash used in investing activities                                   (44,628)     (35,490)    (142,398)

Cash flows from financing activities:

Proceeds from exercise of stock options and warrants                      7,425        4,175        3,815
Cash paid for treasury stock                                            (40,092)      (3,890)     (42,049)
Cash dividends paid                                                     (13,004)     (11,859)     (10,954)
Proceeds from long-term borrowings, net of deferred financing costs     114,341       99,407      159,898
Payments on long-term borrowings                                       (149,390)    (177,946)     (60,337)
Increase (decrease) in short-term borrowings                            (18,389)       4,909       (1,410)

Net cash (used in) provided by financing activities                     (99,109)     (85,204)      48,963

Effect of exchange rate changes on cash and cash equivalents              2,130       (4,238)      (3,891)

Net increase (decrease) in cash and cash equivalents                      4,015          945       (1,003)

Cash and cash equivalents at beginning of period                         11,418       10,473       11,476

Cash and cash equivalents at end of period                            $  15,433    $  11,418    $  10,473


The accompanying notes are an integral part of these financial statements.

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,

                                                                                  2000        1999         1998
                                                                                          (in thousands)
Supplemental disclosures of cash flow information:
  Interest paid                                                                  $ 7,434     $ 13,863     $ 12,215
  Income taxes paid                                                               39,064       34,951       40,048
Supplemental disclosures of non-cash transactions:
  Issuance of treasury stock in connection with the
    acquisition of certain assets                                                      -        3,353            -


The company assumed liabilities in conjunction with the following acquisitions:

                                                                                Fair Value  Cash Paid for
                                                                                of Assets   Assets or    Liabilities
                                                              Date Acquired     Acquired    Capital Stock Assumed

PreVest, Inc.                                                 October 2000       $ 2,000      $ 2,000     $      -
San Diego Swiss Machining, Inc.                               September 2000       7,729        7,702           27
ESP, LLC                                                      August 2000          2,452        2,452            -
Darway, Inc.                                                  July 2000            3,485        3,469           16
Midwest Orthodontic Manufacturing, LLC                        July 2000              999          604          395
Vereinigte Dentalwerke GmbH                                   December 1998       63,491       45,780       17,711
Herpo Productos Dentarios Ltda.                               May 1998            13,842        7,395        6,447
Crescent Dental Manufacturing Co.                             May 1998             5,783        5,214          569
GAC, Inc.                                                     April-Dec. 1998     38,439       26,485       11,954
InfoSoft, Inc.                                                March 1998          10,497        8,645        1,852
Blendax                                                       January 1998         7,556        6,893          663


The accompanying notes are an integral part of these financial statements.

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   DENTSPLY (the "Company") designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers, dental injectible anesthetics and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of implants, impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry. DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market.

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts and Notes Receivable-Trade

   The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. Accounts and notes receivable-trade are stated net of an allowance for doubtful accounts of $6.4 million and $8.2 million at December 31, 2000 and 1999, respectively.

Inventories

   Inventories are stated at the lower of cost or market. At December 31, 2000 and 1999, the cost of $14.0 million, or 10%, and $15.5 million, or 11%, respectively, of inventories was determined by the last-in, first-out (LIFO) method. The cost of other inventories was determined by the first-in, first-out (FIFO) or average cost method.

   Pre-tax income was $0.1 million, $0.7 million, and $0.2 million lower in 2000, 1999, and 1998, respectively, as a result of using the LIFO method as compared to using the FIFO method. If the FIFO method had been used to determine the cost of LIFO inventories, the amounts at which net inventories are stated would be lower than reported at December 31, 2000 and 1999 by $0.2 million and $0.3 million, respectively.

Property, Plant and Equipment

   Property, plant and equipment are stated at cost, net of accumulated depreciation. Except for leasehold improvements, depreciation for financial reporting purposes is computed by the straight-line method over the following estimated useful lives: buildings - generally 40 years and machinery and equipment - 4 to 15 years. The cost of leasehold improvements is amortized over the shorter of the estimated useful life or the term of the lease. Maintenance and repairs are charged to operations; replacements and major improvements are capitalized.

Identifiable Intangible Assets

   Identifiable intangible assets, which primarily consist of patents, trademarks and licensing agreements, are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 40 years. Long-lived assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable. Impairment is determined by using identifiable undiscounted cash flows.

Costs in Excess of Fair Value of Net Assets Acquired

   The excess of costs of acquired companies and product lines over the fair value of net assets acquired ("goodwill") is amortized on a straight-line basis over 25 to 40 years. Costs in excess of the fair value of net assets acquired are stated net of accumulated amortization of $62.0 million and $52.5 million at December 31, 2000 and 1999, respectively. Costs in excess of fair value of net assets acquired are evaluated periodically to determine whether later events or circumstances warrant revised estimates of useful lives. The recovery of goodwill is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations. If impairment exists, the carrying amount of goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

Fair Value of Financial Instruments

   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company also believes the carrying amount of long-term debt approximates fair value as the interest rates are variable and reflect current market rates.

Derivative Financial Instruments

   The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies, interest rate swaps to convert floating rate debt to fixed rate, and commodity swaps to fix its variable raw materials.

Foreign Currency Translation

   The functional currency for foreign operations, except for those in highly inflationary economies, has been determined to be the local currency.

   Assets and liabilities of foreign subsidiaries are translated at exchange rates on the balance sheet date; revenue and expenses are translated at the average year-to-date rates of exchange. The effects of these translation adjustments are reported in a separate component of stockholders' equity.

   Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in income. Exchange losses of $2.7 million in 2000, $0.1 million in 1999 and of $1.7 million in 1998 are included in other expense (income), net.

Revenue Recognition

   Revenue, net of related discounts and allowances, is recognized when product is shipped and risk of loss has transferred to the customer.

Research and Development Costs

   Research and development costs are charged to expense as incurred and are included in selling, general and administrative expenses. Research and development costs amounted to approximately $20.4 million, $18.5 million and $18.2 million for 2000, 1999 and 1998, respectively.

Income Taxes

   Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely.

Earnings Per Share

   Basic earnings per share is calculated by dividing net earnings by the average number of shares outstanding for the period. Diluted earnings per share is calculated by dividing net earnings by the average number of shares outstanding for the period, adjusted for the effect of an assumed exercise of all dilutive options outstanding at the end of the period.

Stock Compensation

   The Company applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans.

Reclassifications

   Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.

New Accounting Standards

   Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board (FASB) in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. This statement, as amended, was adopted effective January 1, 2001, and as required, the Company recognized a cumulative adjustment for the change in accounting principle. This adjustment increased other current liabilities by $1.1 million and resulted in a cumulative loss, to be reflected in current earnings, and a reduction in other comprehensive income, net of tax, of $0.2 million and $0.5 million, respectively. The Company does not expect this statement to have a significant impact on future net income as its derivative instruments are held primarily for hedging purposes, and the Company considers the resulting hedges to be highly effective under SFAS 133.

NOTE 2 - EARNINGS PER COMMON SHARE

   The following table sets forth the computation of basic and diluted earnings per common share:


                                                       Income         Shares       Per Share
                                                     (Numerator)   (Denominator)    Amount
                                                     (in thousands, except per share amounts)
Year Ended December 31, 2000
        Basic EPS                                     $101,016        51,856      $   1.95
        Incremental shares from assumed exercise
          of dilutive options and warrants                   -           517

        Diluted EPS                                   $101,016        52,373      $   1.93


Year Ended December 31, 1999
        Basic EPS                                     $ 89,863        52,754      $   1.70
        Incremental shares from assumed exercise
          of dilutive options                                -           157

        Diluted EPS                                   $ 89,863        52,911      $   1.70


Year Ended December 31, 1998
        Basic EPS                                     $ 34,825        53,330      $   0.65
        Incremental shares from assumed exercise
          of dilutive options and warrants                   -           267

        Diluted EPS                                   $ 34,825        53,597      $   0.65


   Options to purchase 0.9 million, 0.6 million and 0.4 million shares of common stock that were outstanding during the years ended 2000, 1999 and 1998, respectively, were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 3 - BUSINESS ACQUISITIONS


   In October 2000, the Company acquired certain assets and the business of PVI, Inc., doing business as PreVest, Inc. ("PreVest"), for $2.0 million. The business is a multi-industry manufacturer of investment materials produced for the precision casting of metal alloys.

   In September 2000, the Company purchased the assets of the ultrasonic dental tip business of San Diego Swiss Machining, Inc. ("SDSM") for $7.7 million. Headquartered in Chula Vista, California, the dental tip business of SDSM produces and distributes a proprietary line of ultrasonic instrument tips used to shape and clean root canals during endodontic therapy. These advanced endodontic instruments are currently marketed under the CPR tradename.

   In August 2000, the Company acquired a 51% interest in ESP, LLC ("ESP"), located in New Orleans, Louisiana, for $2.5 million. ESP will manufacture and market the Chimal product lines of lotions and creams to the worldwide dental, medical, automotive, cosmetology, industrial and food markets. The Chimal skin shield contains ingredients that bond to the skin and seal out irritants such as chemicals and solvents while sealing in natural moisturizers.

   In July 2000, the Company purchased the assets of Darway Inc. ("Darway"), of San Mateo, California, for $3.5 million. Darway manufactures the patented Palodent Contoured Sectional Matrix System, which is used by dentists to provide a means to contain filling material when the restoration of a tooth requires removing tooth structure that faces an adjacent tooth, the tongue or the cheek.

   In July 2000, the Company purchased certain assets of Midwest Orthodontic Manufacturing, LLC ("MOM"), based in Columbus, Indiana, for $0.6 million. MOM produces a broad array of ancillary materials used in orthodontia from its Indiana facility, including elastics, retainer cases and springs.

   Each acquisition completed in 2000 was accounted for under the purchase method of accounting; accordingly, the results of their operations are included in the accompanying financial statements since the respective dates of the acquisitions. The purchase prices including direct acquisition costs have been allocated on the basis of estimates of the fair values of assets acquired and liabilities assumed. The excess of acquisition cost over net assets acquired of $1.0 million for Prevest, $5.6 million for SDSM, $0.1 million for ESP, $2.0 million for Darway and $0.3 million for MOM is being amortized over 25 to 40 years. Pro forma financial data has not been presented since 2000 acquisitions, individually and in the aggregate, are not significant.

   The following acquisition and divestiture activities were in process but had not been completed prior to December 31, 2000:

   In November 2000, the Company entered into an agreement in principle whereby it will acquire all of the issued and outstanding shares of Pro-Dex, Inc. ("Pro-Dex"). The agreement in principle provides that each share of Pro-Dex will be exchanged, at the completion of the transaction, for .091 shares of the Company, yielding an indicated value for the transaction of approximately $30 million. The transaction is expected to be completed no later than the second quarter of 2001. It is subject to regulatory approval, approval by Pro-Dex shareholders and the Company's Board of Directors, completion of a definitive agreement, and other customary closing conditions. Pro-Dex, Inc. is a Colorado-based holding company with operations specializing in the manufacturing and marketing of infection control and preventive products, motion control products, and miniature pneumatic (air) motors and handpieces used in dental, medical and industrial applications.

   In December 2000, the Company agreed to acquire all the outstanding shares of Friadent GmbH ("Friadent") for 220 million German marks or approximately $100 million. The acquisition closed in January 2001 and has been accounted for under the purchase method of accounting. Headquartered in Mannheim, Germany, Friadent is a major global dental implant manufacturer and marketer with subsidiaries in Germany, France, Denmark, Sweden, the United States, Switzerland, Brazil, and Belgium.

   In December 2000, the Company agreed to sell InfoSoft, LLC to PracticeWorks, Inc. InfoSoft, LLC, a wholly owned subsidiary of the Company, develops and sells software and related products for dental practice management. PracticeWorks is the dental software management and dental claims processing company which is being spun-off by Infocure Corporation (NASDAQ-INCX). The Company will receive 6.5% convertible preferred stock in PracticeWorks, which is estimated to have a value of $32 million. These preferred shares are convertible into 9.8% of PracticeWorks common stock. If not previously converted, the preferred shares are redeemable for cash after 5 years. This sale is expected to result in a $20-$22 million pretax gain. The sale, which is contingent upon regulatory approval, completion of the spin off of PracticeWorks and other conditions typical in agreements of this type, is expected to close in the first quarter of 2001.

   In January 2001, the Company agreed to acquire the dental injectible anesthetic assets of AstraZeneca ("AZ"), including licensing rights to the dental trademarks, for $136.5 million and royalties on future sales of a new anesthetic product for scaling and root planing (Oraqix(TM)) that is currently in Stage III clinical trials with the U.S. Food and Drug Administration. The $136.5 million purchase price will be paid as follows:
$96.5 million will be paid at closing, $20 million will be a contingency payment associated with sales of injectible dental anesthetic, $10 million as a milestone payment upon submission of an Oraqix New Drug Application (NDA) in the U.S., and Marketing Authorization Application (MAA) in Europe, and $10 million as a milestone payment upon approval of the NDA and MAA. The acquisition is targeted to close late in the first quarter of 2001 and will be accounted for under the purchase method of accounting.

   Certain assets of Tulsa Dental Products LLC were purchased in January 1996 for $75.1 million, plus $5.0 million paid in May 1999 related to contingent consideration ("earn-out") provisions in the purchase agreement based on performance of the acquired business. The purchase agreement provides for an additional earn-out payment based upon the operating performance of the Tulsa Dental business for one of the three two-year periods ending December 31, 2000, December 31, 2001 or December 31, 2002, as selected by the seller. The Company expects that the final earn-out payment, estimated at approximately $85 million, will be paid and recognized by July 1, 2001.

   No acquisitions were completed in 1999.

   In December 1998, the Company purchased 100% of the capital stock of Vereinigte Dentalwerke GmbH ("VDW") and related companies. The total amount paid for the acquisition, net of cash acquired, was $45.8 million. Headquartered in Munich, Germany, VDW manufactures endodontic files and accessory products, marketed worldwide under the Antaeos, Beutelrock and Zipperer trade names. The company's Munich, Germany production facility is a new, ultra-modern, fully automated manufacturing facility.

   In May 1998, the Company purchased 100% of the capital stock of Herpo Productos Dentarios Ltda. ("Herpo") for $7.4 million. Herpo has a broad product line focusing on alginate impression materials, artificial teeth and dental anesthetics. Herpo operates a modern dental anesthetic production plant in Bonsucesso, Brazil.

   In May 1998, the Company purchased 100% of the capital stock of Crescent Dental Manufacturing Co. ("Crescent") for $5.2 million. Crescent has a diverse product offering and is one of the leading United States manufacturers of prophy cups and brushes, amalgamators and other professional dental equipment and supplies.

   In April and December 1998, the Company purchased 100% of the capital stock of GAC International Inc. ("GAC") for approximately $26.5 million. Located in Islip, New York, GAC provides a full line of high quality orthodontic products.

   In March 1998, the Company purchased the assets of InfoSoft Inc. ("InfoSoft") for $8.6 million. Located in Hunt Valley, Maryland, the primary business of InfoSoft is the development and sale of full-featured, dental practice management software. The Company believes InfoSoft is one of the largest dental practice management claims processors in the United States.

   In January 1998, the Company purchased the assets of Blendax Professional Dental Business ("Blendax") from Procter & Gamble in a cash transaction valued at approximately 13 million German marks or $6.9 million. The Blendax product line consists of rotary cutting instruments, impression materials, composite filling material and fluoride rinses and gels.

   Each 1998 acquisition was accounted for under the purchase method of accounting; accordingly, the results of their operations are included in the accompanying financial statements since the respective dates of the acquisitions. The purchase prices plus direct acquisition costs have been allocated on the basis of estimates of the fair values of assets acquired and liabilities assumed. The excess of acquisition cost over net assets acquired of $15.9 million for VDW, $12.8 million for Herpo, $2.6 million for Crescent, $18.6 million for GAC, $8.0 million for InfoSoft and $4.4 million for Blendax is being amortized over 25 to 40 years.

NOTE 4 - SEGMENT AND GEOGRAPHIC INFORMATION


   The Company follows SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about operating segments in financial statements. Since the Company operates in one operating segment as a designer, manufacturer and distributor of dental products, the Company presents enterprise-wide disclosures. Dental products represented approximately 95% of sales in 2000, 1999 and 1998.

   The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies exist among the Company's operations in different geographic areas. Intercompany sales of manufacturing materials between areas are at prices which, in general, provide a reasonable profit after coverage of all manufacturing costs. Intercompany sales of finished goods are at prices intended to provide a reasonable profit for purchasing locations after coverage of marketing and general and administrative costs.

   The following table sets forth information about the Company's operations in different geographic areas for 2000, 1999 and 1998. Net sales reported below represents revenues from external customers of operations resident in the country or territory identified. Assets by geographic area are those used in the operations in the geographic area.

                                United
                                States       Foreign     Consolidated
                                         (in thousands)

2000
Net sales                      $ 560,692    $ 329,104    $ 889,796
Long-lived assets                 87,314      108,568      195,882

1999
Net sales                      $ 509,004    $ 327,434    $ 836,438
Long-lived assets                 82,768      110,386      193,154

1998
Net sales                      $ 475,012    $ 325,444    $ 800,456
Long-lived assets                 77,668       94,696      172,364


   Long-lived assets in Germany accounted for $42.0 million, $43.9 million and $25.2 million of the total foreign long-lived assets for the years ended 2000, 1999 and 1998, respectively.

   Third party export sales from the United States are less than ten percent of consolidated net sales. One customer accounted for 14% in 2000 and 13% of consolidated net sales in 1999 and 1998. Another customer accounted for 10% of consolidated net sales in 2000 and 1999.


NOTE 5 - INVENTORIES

   Inventories consist of the following:

                                      December 31,
                                   2000         1999

Finished goods                  $ 84,436      $ 77,786
Work-in-process                   22,102        25,519
Raw materials and supplies        26,766        32,175

                                $133,304      $135,480

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of the following:

                                                December 31,
                                             2000        1999
                                               (in thousands)
Assets, at cost:
     Land                                 $ 14,525      $ 15,405
     Buildings and improvements             87,381        86,148
     Machinery and equipment               170,141       155,735
     Construction in progress               13,211         9,836
                                           285,258       267,124
     Less:  Accumulated depreciation       103,917        86,588

                                          $181,341      $180,536


NOTE 7 - IDENTIFIABLE INTANGIBLE ASSETS

   Identifiable intangible assets consist of the following:

                                            December 31,
                                         2000        1999
                                           (in thousands)

Patents                              $ 47,605      $ 45,954
Trademarks                             31,737        29,977
Licensing agreements                   29,733        29,554
Other                                  34,922        28,065
                                      143,997       133,550
Less:  Accumulated amortization        63,267        53,176
                                     $ 80,730      $ 80,374

NOTE 8 - ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                            December 31,
                                         2000         1999
                                          (in thousands)
Payroll, commissions, bonuses and
  other cash compensation              $20,129      $17,634
Employee benefits                        7,893        7,915
General insurance                       12,052       10,541
Other                                   47,984       44,832
                                       $88,058      $80,922

NOTE 9 - FINANCING ARRANGEMENTS

Short-Term Borrowings

   Short-term bank borrowings amounted to $0.4 million and $19.4 million at December 31, 2000 and 1999, respectively. The weighted average interest rates of these borrowings were 8.61% and 5.51% at December 31, 2000 and 1999, respectively. Unused lines of credit for short-term financing at December 31, 2000 and 1999 were $54.7 million and $79.6 million, respectively. Substantially all short-term borrowings were classified as long-term as of
December 31, 2000 reflecting the Company's intent and ability to refinance these obligations beyond 2001 and are included in the table below. Substantially all unused lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institution. Interest is charged on borrowings under these lines of credit at various rates, generally below prime or equivalent money rates.


Long-Term Borrowings

                                                                           December 31,
                                                                        2000         1999
$175 million revolving credit agreement maturing October
  2002, Swiss francs 118.4 million,  Japanese yen 450.0 million and $15.0 million outstanding at December 31, 2000, bearing interest at a weighted average of 3.65% for Swiss francs
  borrowings, 0.71% for Japanese yen borrowings and
  6.84% for dollar borrowings                                        $ 92,105      $ 61,489

$125 million revolving credit agreement maturing October 2001               -             -

$20 million bank multi-currency revolving credit agreement
  maturing October 2001, various currencies outstanding at
  December 31, 2000, bearing interest at a weighted average
  of 5.84%                                                              8,031         7,566

$200 million commercial paper facility rated A/2-P/2                        -        76,000



Other borrowings, various currencies and rates                          9,740         1,035
                                                                      109,876       146,090
LESS: Current portion (included in notes payable and
           current portion of long-term debt)                             376           778
                                                                     $109,500      $145,312


   The table below reflects the contractual maturity dates of the various borrowings at December 31, 2000. The borrowings that are due in 2001 have been classified as long-term due to the Company's intent and ability to renew or refinance these obligations beyond 2001.

2001                                                              $  17,395
2002                                                                 92,105
                                                                  $ 109,500

   In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 5.7% and fixes the rate for an average of five years. In January 2000, the Company entered into an interest rate swap agreement with notional amounts totaling 50 million Swiss francs which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 3.4% and fixes the rate for an average of three years.

   The revolving credit agreements contain certain affirmative and negative covenants as to the operations and financial condition of the Company, the most restrictive of which pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. The Company pays a facility fee of .10 percent annually on the amount of the commitment under the $175 million five-year facility and .08 percent annually under the $125 million facility. Interest rates on amounts borrowed under the facility will depend on the maturity of the borrowing, the currency borrowed, the interest rate option selected, and, in the event of a LIBOR borrowing, the ratio of interest expense to operating income.

   The $20 million bank multi-currency revolving credit agreement contains affirmative and negative covenants as to the operations and financial condition of the Company, which are substantially equivalent to those in the revolving credit agreements. The Company pays a facility fee of .08 percent annually on the entire amount of the bank multi-currency revolving credit agreement commitment.

   The $125 million and $20 million facilities contain one-year term-out provisions and may be extended, subject to certain conditions, for additional periods of 364 days. The Company intends to extend the $125 million and $20 million facilities each year for an additional period of 364 days. The $125 million and $20 million facilities have a utilization premium of .10 percent annually if utilization equals or exceeds 33.3% of available facility.

   The $200 million commercial paper facility has utilization, dealer, and annual appraisal fees which on average cost .11 percent per annum. The $125 million and $175 million revolving credit facilities act as back-up credit to the commercial paper facility. No additional credit has been extended to the Company. The short-term commercial paper borrowings were classified as long-term, as of December 31, 1999, reflecting the Company's intent and ability to renew these obligations beyond 2000.

NOTE 10 - STOCKHOLDERS' EQUITY

   The Board of Directors authorized the repurchase of 4.0 million, 0.5 million and 2.5 million shares of common stock for the years ended December 31, 2000, 1999 and 1998, respectively, on the open market or in negotiated transactions. Each of these authorizations to repurchase shares expired on December 31 of those years. The Company repurchased 1.4 million shares for $40.1 million, .2 million shares for $3.9 million and 1.8 million shares for $42.0 million in 2000, 1999 and 1998, respectively. Additionally, the Board of Directors in December 2000 authorized the repurchase of 1.0 million shares of common stock in 2001.

   A former Chairman of the Board holds options to purchase 30,000 shares of common stock at an exercise price of $22.25, which was equal to the market price on the date of grant. The options are exercisable at any time through January 2004.

   The Company has four stock option plans (1987 Plan, 1992 Plan, 1993 Plan and 1998 Plan). Under the 1987, 1992 and 1993 Plans, a committee appointed by the Board of Directors granted to key employees and directors of the Company options to purchase shares of common stock at an exercise price determined by such committee, but not less than the fair market value of the common stock on the date of grant. Options expire ten years and one month or ten years and one day after date of grant under the 1987 Plan and 1992 Plan, respectively. Options generally expire ten years after the date of grant under the 1993 Plan. For the 1987 Plan, 1992 Plan and 1993 Plan, grants become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.

   The 1998 Plan authorized that 4.3 million shares of common stock, plus shares not granted under the 1993 Plan, may be granted under the plan, subject to adjustment as follows: each January, if 7% of the outstanding common shares of the Company exceed 4.3 million, the excess becomes available for grant under the plan. No further grants can be made under the 1993 Plan. The 1998 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Each non-employee director receives automatic NSOs to purchase 6,000 shares of common stock on the date he or she becomes a non-employee director and an additional 6,000 options on the third anniversary of the date the non-employee director was last granted an option. Grants of options to key employees are solely discretionary. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.

   The following is a summary of the status of the Plans as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates:

                                                   Outstanding                 Exercisable

                                                           Weighted                    Weighted       Available
                                                           Average                      Average          for
                                                           Exercise                    Exercise         Grant
                                              Shares        Price        Shares          Price         Shares

December 31, 1997                           2,036,597      $ 21.87     1,090,921      $    19.71      1,140,070
Authorized                                          -                                                 3,140,466
Granted                                       699,900        25.81                                     (699,900)
Exercised                                    (201,522)       18.66                                            -
Expired/Canceled                              (73,264)       23.87                                       73,264

December 31, 1998                           2,461,711        23.19     1,360,967           20.83      3,653,900
Authorized                                          -                                                   427,544
Granted                                     1,226,000        23.79                                   (1,226,000)
Exercised                                    (206,966)       19.47                                            -
Expired/Canceled                             (102,500)       25.17                                      102,500

December 31, 1999                           3,378,245        23.57     1,601,015           22.43      2,957,944
Authorized                                          -                                                    10,638
Granted                                       918,400        36.65                                     (918,400)
Exercised                                    (334,354)       22.12                                            -
Expired/Canceled                             (100,796)       24.98                                      100,796

December 31, 2000                           3,861,495      $ 26.77     1,992,985      $    23.46      2,150,978

   The following table summarizes information about stock options outstanding under the Plans at December 31, 2000:

                                                  Options Outstanding                    Options Exercisable

                                                           Weighted
                                              Number       Average                      Number
                                           Outstanding    Remaining     Weighted      Exercisable     Weighted
                                                at        Contractual    Average          at           Average
                                           December 31       Life       Exercise      December 31     Exercise
                                               2000       (in years)      Price          2000           Price
$    0 - $ 5.00                                 6,000          0.1     $    2.91           6,000     $     2.91
 5.01 -   10.00                                20,000          1.1          9.56          20,000           9.56
 15.01 -  20.00                               388,341          4.2         18.55         388,341          18.55
 20.01 -  25.00                             1,963,374          7.5         23.38       1,160,348          23.41
 25.01 -  30.00                               552,680          7.6         28.38         375,360          28.70
 30.01 -  35.00                                98,500          8.0         32.75          42,936          32.86
 35.01 -  40.00                               832,600          9.9         37.42               -            -

                                            3,861,495          7.7     $   26.77       1,992,985     $    23.46

   The Company uses the Black-Scholes option-pricing model to value option awards. The per share weighted average fair value of stock options and the weighted average assumptions used to determine these values are as follows:

                               Year Ended December 31,
                               2000     1999     1998
Per share fair value         $ 13.52   $ 9.24   $ 9.41
Expected dividend yield         0.75%    1.04%    0.80%
Risk-free interest rate         5.37%    6.16%    4.70%
Expected volatility               32%      29%      29%
Expected life (years)           5.50     6.50     6.50


   The Black-Scholes option pricing model was developed for tradable options with short exercise periods and is therefore not necessarily an accurate measure of the fair value of compensatory stock options.

   The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plans and, accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value of stock options at the grant date under SFAS 123, the Company's net income and earnings per common share would have been reduced as indicated below:

                                      Year Ended December 31,
                                     2000      1999       1998
                               (in thousands, except per share amounts)
Net income
  As reported                    $ 101,016  $ 89,863   $ 34,825
  Pro forma under SFAS 123          96,402    86,703     32,244
Basic earnings per common share
  As reported                         1.95      1.70       0.65
  Pro forma under SFAS 123            1.86      1.64       0.60
Diluted earnings per common share
  As reported                         1.93      1.70       0.65
  Pro forma under SFAS 123            1.84      1.64       0.60

NOTE 11 - INCOME TAXES

   The components of income before income taxes are as follows:


                                                                 Year Ended December 31,

                                                            2000          1999          1998
                                                                     (in thousands)
United States ("U.S.")                                   $120,149      $111,038      $ 47,416
Foreign                                                    31,647        26,981         7,685
                                                         $151,796      $138,019      $ 55,101


   The components of the provision for income taxes are as follows:

                                                                 Year Ended December 31,

                                                             2000          1999          1998
                                                                      (in thousands)
Current:
     U.S. federal                                        $ 34,291      $ 33,813      $ 29,225
     U.S. state                                             1,330         1,497           589
     Foreign                                               10,910        11,252        10,906
     Total                                               $ 46,531      $ 46,562      $ 40,720

Deferred:
     U.S. federal                                        $  7,356      $ (1,943)     $(14,401)
     U.S. state                                               669          (274)         (924)
     Foreign                                               (3,776)        3,811        (5,119)
          Total                                          $  4,249      $  1,594      $(20,444)

                                                         $ 50,780      $ 48,156      $ 20,276


   The reconcilation of the U.S. federal statutory tax rate to the effective rate is as follows:

                                                                  Year Ended December 31,

                                                             2000          1999          1998

Statutory federal income tax rate                            35.0 %        35.0 %        35.0 %
Effect of:
    State income taxes, net of federal benefit                0.9           0.6           0.7
    Nondeductible amortization of goodwill                    1.2           1.4           3.4
    Foreign earnings at various rates                        (2.3)          1.5           1.6
    Foreign tax credit                                       (0.5)         (5.0)         (3.5)
    Foreign losses with no tax benefit                        0.8           0.9           1.7
    Foreign sales corporation                                (1.0)         (1.0)         (2.4)
    Tax exempt income                                        (0.7)           -             -
    Other                                                     0.1           1.5           0.3

Effective income tax rate                                    33.5 %        34.9 %        36.8 %

   The tax effect of temporary differences giving rise to deferred tax assets and liabilities are as follows:

                                                                              December 31, 2000             December 31, 1999

                                                                           Current      Noncurrent       Current      Noncurrent
                                                                            Asset          Asset          Asset          Asset
                                                                         (Liability)    (Liability)    (Liability)    (Liability)
                                                                                               (in thousands)
Employee benefit accruals                                                $   1,536      $   5,023      $   1,306      $   2,319
Product warranty accruals                                                    1,703              -          1,481              -
Facility relocation accruals                                                    15            217            385            128
Insurance premium accruals                                                   4,402              -          3,795              -
Restructuring and other cost accruals                                          168         14,180          5,192         14,420
Differences in financial reporting and tax basis for:
     Inventory                                                                 907              -            372              -
     Property, plant and equipment                                               -        (23,107)             -        (22,894)
     Identifiable intangible assets                                              -        (13,985)             -        (10,694)
Other                                                                        5,082          1,378          6,457         (1,174)
Tax loss carryforwards in foreign jurisdictions                                  -          2,353              -          2,148
Valuation allowance for tax loss carryforwards                                   -         (2,353)             -         (2,148)
                                                                         $  13,813      $ (16,294)     $  18,988      $ (17,895)

   Current and noncurrent deferred tax assets and liabilities are included in the following balance sheet captions:

                                                                                 December 31,
                                                                              2000           1999
                                                                                (in thousands)
Prepaid expenses and other current assets                                $  16,554      $  20,771
Income taxes payable                                                        (2,741)        (1,783)
Other noncurrent assets                                                        526          2,345
Deferred income taxes                                                      (16,820)       (20,240)


   Certain foreign subsidiaries of the Company have tax loss carryforwards of $24.3 million at December 31, 2000, of which $6.3 million expire through 2008 and $17.9 million may be carried forward indefinitely. The tax benefit of these tax loss carryforwards has been offset by a valuation allowance. The valuation allowance of $2.4 million and $2.1 million at December 31, 2000 and 1999, respectively, relates to foreign tax loss carryforwards which are uncertain as to realizability. The change in the valuation allowances for 2000 and 1999 results primarily from the generation of additional foreign tax loss carryforwards.

   The Company has provided for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. Income taxes have not been provided on $80 million of undistributed earnings of foreign subsidiaries, which will continue to be reinvested. If remitted as dividends, these earnings could become subject to additional tax, however such repatriation is not anticipated. Any additional amount of tax is not practical to estimate, however, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. tax payable.

NOTE 12 - BENEFIT PLANS

Defined Contribution Plans
   Substantially all of the employees of the Company and its subsidiaries are covered by government or Company-sponsored benefit plans. Total costs for Company-sponsored defined benefit, defined contribution and employee stock ownership plans amounted to $5.1 million in 2000, $5.3 million in 1999 and $7.6 million in 1998.

   The DENTSPLY Employee Stock Ownership Plan ("ESOP") is a non-contributory defined contribution plan that covers substantially all of the United States based non-union employees of the Company. Contributions to the ESOP for 2000, 1999 and 1998 were $2.1 million. The Company makes annual contributions to the ESOP of not less than the amounts required to service ESOP debt. In connection with the refinancing of ESOP debt in March 1994, the Company agreed to make additional cash contributions totaling at least $1.7 million through 2003. Dividends received by the ESOP on allocated shares are passed through to Plan participants. Most ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. At December 31, 2000, the ESOP held 5.9 million shares, of which 5.0 million were allocated to plan participants and 0.9 million shares were unallocated and pledged as collateral for the ESOP debt. Unallocated shares were acquired prior to December 31, 1992 and are accounted for in accordance with Statement of Position 76-3. Accordingly, all shares held by the ESOP are considered outstanding and are included in the earnings per common share computations.

   The Company sponsors an employee 401(k) savings plan for its United States workforce to which enrolled participants may contribute up to 15% of their compensation, subject to IRS defined limits.

Defined Benefit Plans
   The Company maintains a number of separate contributory and non-contributory qualified defined benefit pension plans and other postretirement healthcare plans for certain represented and salaried employee groups in the United States. Pension benefits for salaried plans are based on salary and years of service; hourly plans are based on negotiated benefits and years of service. Annual contributions to the pension plans are sufficient to satisfy legal funding requirements. Pension plan assets are held in trust and consist mainly of common stock and fixed income investments.

   The Company maintains pension plans for its employees in Germany and Switzerland. These plans provide benefits based upon age, years of service and remuneration. The German plans are unfunded book reserve plans. Other foreign plans are not significant individually or in the aggregate. Most employees and retirees outside the United States are covered by government health plans.

Postretirement Healthcare
   The plans for postretirement healthcare have no plan assets. The postretirement healthcare plan is contributory, with retiree contributions adjusted annually to limit the Company's contribution to $21 per month per retiree for most participants who retired after June 1, 1985. The Company also sponsors unfunded non-contributory postretirement medical plans for a limited number of union employees and their spouses and retirees of a discontinued operation.

   Reconciliations of changes in the above plans' benefit obligations, fair value of assets, and statement of funded status are as follows:


                                                                                           Other Postretirement
                                                                 Pension Benefits              Benefits
                                                                    December 31,              December 31,
                                                                 2000         1999         2000         1999
                                                                               (in thousands)
Reconciliation of Benefit Obligation
Benefit obligation at beginning of year                       $ 55,568     $ 58,939     $  6,756     $  6,790
    Service cost                                                 2,600        2,430          182          160
    Interest cost                                                3,072        3,170          542          488
    Employer contributions                                           -          982            -            -
    Participant contributions                                       60          855            -            -
    Actuarial (gains) losses                                     4,615       (2,952)       1,163           52
    Amendments                                                     358            -            -            -
    Acquisitions                                                     -        2,461            -            -
    Effects of exchange rate changes                            (1,922)      (7,297)           -            -
    Benefits paid                                               (2,589)      (3,020)      (1,091)        (734)

Benefit obligation at end of year                             $ 61,762     $ 55,568     $  7,552     $  6,756

Reconciliation of Plan Assets
Fair value of plan assets at beginning of year                $ 40,204     $ 40,148     $      -     $      -
    Actual return on assets                                      1,498        3,446            -            -
    Acquisitions                                                     -          582            -            -
    Effects of exchange rate changes                              (377)      (4,194)           -            -
    Employer contributions                                         733        1,085        1,091          734
    Participant contributions                                      615          855            -            -
    Benefits paid                                               (1,490)      (1,718)      (1,091)        (734)

Fair value of plan assets at end of year                      $ 41,183     $ 40,204     $      -     $      -


Reconciliation of Funded Status
    Actuarial present value of projected
      benefit obligations                                     $ 61,762     $ 55,568     $  7,552     $  6,756
    Plan assets at fair value                                   41,183       40,204            -            -

    Funded status                                              (20,579)     (15,364)      (7,552)      (6,756)
    Unrecognized transition obligation                           1,949        2,243            -            -
    Unrecognized prior service cost                                801          814            -            -
    Unrecognized net actuarial gain                             (3,406)     (11,877)      (1,914)      (3,152)

Accrued benefit cost                                          $(21,235)    $(24,184)    $ (9,466)    $ (9,908)

   The amounts recognized in the accompanying Consolidated Balance Sheets are as follows:

                                                                               Other Postretirement
                                                    Pension Benefits                 Benefits
                                                       December 31,                 December 31,
                                                    2000          1999          2000          1999
                                                                    (in thousands)
Other noncurrent liabilities                     $(30,473)     $(29,683)     $ (9,466)     $ (9,908)
Other noncurrent assets                             8,567         5,499             -             -
Accumulated other
  comprehensive loss                                  671             -             -             -

Benefit obligations at end of year               $(21,235)     $(24,184)     $ (9,466)     $ (9,908)

   The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets was $29.0 million and $29.7 million at December 31, 2000 and 1999, respectively.
   Components of the net periodic benefit cost for the plans are as follows:

                                                                                                     Other Postretirement
                                                            Pension Benefits                               Benefits
                                                     2000          1999          1998          2000          1999          1998
                                                                                    (in thousands)
Service cost                                     $  2,600      $  2,430      $  2,423      $    182      $    160      $    124
Interest cost                                       3,072         3,170         3,229           542           488           478
Expected return on plan assets                     (2,020)       (2,435)       (2,650)            -             -             -
Net amortization and deferral                      (2,368)       (1,300)         (517)          174          (108)         (124)

Net periodic benefit cost                        $  1,284      $  1,865      $  2,485      $    898      $    540      $    478

   The weighted average assumptions used in accounting for the Company's plans, principally in foreign locations, are as follows:

                                                                                                         Other Postretirement
                                                                   Pension Benefits                            Benefits
                                                        2000          1999          1998         2000          1999          1998
Discount rate                                          5.7%          5.6%          5.8%          7.0%          7.5%          7.3%
Expected return on plan assets                         5.7%          5.0%          5.5%          n/a           n/a           n/a
Rate of compensation increase                          3.5%          3.0%          3.0%          n/a           n/a           n/a
Health care cost trend                                 n/a           n/a           n/a           7.0%          7.0%          7.0%

   Assumed health care cost trend rates have an impact on the amounts reported for postretirement benefits. A one percentage point change in assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2000:

                                                                                 Other Postretirement
                                                                                     Benefits
                                                                             1% Increase   1% Decrease
                                                                                   (in thousands)
Effect on total of service and interest cost components                      $     84      $    (59)
Effect on postretirement benefit obligation                                       770          (314)

NOTE 13 - RESTRUCTURING AND OTHER COSTS (INCOME)

   Restructuring and other costs (income) consists of the following:

                                                        Year Ended December 31,
                                                       2000     1999      1998
                                                            (in thousands)
German property settlement                           $(2,758)    $ -    $     -
Restructuring costs                                    2,702       -     71,500
    Total restructuring and other costs (inco        $   (56)    $ -    $71,500


   5.8 million German marks or $2.8 million has been placed in an escrow account as a result of the Company's claim in connection with the confiscation and subsequent sale of a property formally owned by the Company in Berlin, Germany. As a result, the Company recorded this settlement as a reduction of operating expenses during the fourth quarter.

   Also in the fourth quarter of 2000, the Company recorded a pre-tax charge of $2.7 million related to the reorganization of its French and Latin American businesses. The primary focus of the reorganization is consolidation of operations in these regions in order to eliminate duplicative functions. The Company anticipates that this plan will increase operational efficiencies and contribute to future earnings. Included in this charge were severance costs of $2.3 million and other costs of $0.4 million. The restructuring will result in the elimination of approximately 40 administrative positions, mainly in France. The Company anticipates that most aspects of this plan will be completed, and the benefits of the restructuring will begin to be realized by the end of 2001.

   The major components of the 2000 restructuring charge and the remaining outstanding balances follow:

                                                       Amounts       Balance
                                        2000           Applied     December 31,
                                     Provision          2000           2000
                                                  (in thousands)
Severance                            $ 2,299         $  (611)        $ 1,688
Other costs                              403               -             403
                                     $ 2,702         $  (611)        $ 2,091


   In the second quarter of 1998, the Company recorded a pre-tax charge of $29.0 million for restructuring and other costs. The charge included costs of $26.0 million to rationalize and restructure the Company's worldwide laboratory business, primarily for the closure of the Company's German tooth manufacturing facility. The remaining $3.0 million of the charge was recorded to cover termination costs associated with its former implant products. Included in the $26.0 million restructuring charge were costs to cover severance, the write-down of property, plant and equipment, and tooth product rationalization. The principal actions involved the closure of the Company's Dreieich, Germany tooth facility and rationalization of certain tooth products in Europe, North America and Australia. The restructuring resulted in the elimination of approximately 275 administrative and manufacturing positions, mostly in Germany. All major aspects of the plan were completed in 1999, except for the disposition of the property and plant located in Dreieich, Germany, which has been written-down to its estimated fair value but which has not been sold as of December 31, 2000. The Company continues active efforts to sell the property.

   In the fourth quarter of 1998, the Company recorded a pre-tax restructuring charge of $42.5 million related to the discontinuance of the intra-oral camera business at the Company's New Image division located in Carlsbad, California. The charge included the write-off of certain intangible assets, including goodwill associated with the business, write-off of discontinued products, write-down of fixed assets and other assets, and severance and other costs associated with the discontinuance of the New Image division and closure of its facility. The restructuring plan included the elimination of approximately 115 administrative and manufacturing positions in California. Substantially all aspects of this plan were completed in 1999.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Leases
   The Company leases automobiles and certain office, warehouse, machinery and equipment and manufacturing facilities under non-cancelable operating leases. These leases generally require the Company to pay insurance, property taxes and other expenses related to the leased property. Total rental expense for all operating leases was $10.5 million for 2000, $10.3 million for 1999 and $10.0 million for 1998.

   Rental commitments, principally for real estate (exclusive of taxes, insurance and maintenance), automobiles and office equipment amount to: $8.0 million for 2001, $5.4 million for 2002, $3.2 million for 2003, $2.0 million for 2004, $1.3 million for 2005, and $6.1 million thereafter.

Litigation
   DENTSPLY and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company believes that pending litigation to which DENTSPLY is a party will not have a material adverse effect upon its consolidated financial position or results of operations.

   In June 1995, the Antitrust Division of the United States Department of Justice initiated an antitrust investigation regarding the policies and conduct undertaken by the Company's Trubyte Division with respect to the distribution of artificial teeth and related products. On January 5, 1999 the Department of Justice filed a complaint against the Company in the U.S. District Court in Wilmington, Delaware alleging that the Company's tooth distribution practices violate the antitrust laws and seeking an order for the Company to discontinue its practices. Three follow on private class action suits on behalf of dentists, laboratories and denture patients in seventeen states, respectively, who purchased Trubyte teeth or products containing Trubyte teeth were filed and transferred to the U.S. District Court in Wilmington, Delaware. These cases have been assigned to the same judge who is handling the Department of Justice action. The class action filed on behalf of the dentists has been dismissed by the plaintiffs. The private party suits seek damages in an unspecified amount. The Company has filed motions for summary judgment in all of the above cases which motions were argued December 8, 2000. Four private party class actions on behalf of indirect purchasers have been filed in California state court recently. These cases are based on allegations similar to those in the Department of Justice case. The Company has filed motions to consolidate these cases in one Judicial District. It is the Company's position that the conduct and activities of the Trubyte Division do not violate the antitrust laws.

Other
   The Company has no material non-cancelable purchase commitments.

   The Company has employment agreements with its executive officers. These agreements generally provide for salary continuation for a specified number of months under certain circumstances. If all of the employees under contract were to be terminated by the Company without cause (as defined), the Company's liability would be approximately $8.3 million at December 31, 2000.

NOTE 15 - SUBSEQUENT EVENTS

   On January 25, 2001, a fire broke out in one of the Company's Swiss manufacturing facilities. The fire caused severe damage to a building and to most of the equipment it contained. The Company has filed several insurance claims related to this damage, including a claim under its business interruption policy. The claims process is lengthy and its outcome cannot be predicted with certainty; however, the Company anticipates that all or most of the financial loss incurred from this fire will be recovered under its various insurance policies.

   The AZ and Infosoft transactions discussed in Note 3 were closed on March 1, and March 7, 2001, respectively.

NOTE 16 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                             First     Second      Third      Fourth    Total
                                            Quarter    Quarter    Quarter    Quarter     Year
                                                  (in thousands, except per share amounts)
2000

Net sales                                  $213,956   $224,788   $216,699   $234,353   $889,796
Gross profit                                110,475    118,431    112,260    122,428    463,594
Operating income                             36,740     39,731     38,137     49,308    163,916
Net income                                   22,193     24,627     23,335     30,861    101,016

Earnings per common share-basic            $   0.42   $   0.47   $   0.45   $   0.61   $   1.95
Earnings per common share-diluted              0.42       0.47       0.45       0.59       1.93
Cash dividends declared per common share    0.06250    0.06250    0.06250    0.06875    0.25625

1999

Net sales                                  $197,907   $210,528   $204,918   $223,085   $836,438
Gross profit                                101,590    109,374    106,269    114,578    431,811
Operating income                             34,309     36,396     34,654     44,258    149,617
Net income                                   19,527     21,190     20,686     28,460     89,863

Earnings per common share-basic            $   0.37   $   0.40   $   0.39   $   0.54   $   1.70
Earnings per common share-diluted              0.37       0.40       0.39       0.54       1.70
Cash dividends declared per common share    0.05625    0.05625    0.05625    0.06250    0.23125

Certain reclassifications have been made to prior year's data and previously reported quarterly data in order to conform to the current presentation.

Supplemental Stock Information

   The common stock of the Company is traded on the NASDAQ National Market under the symbol "XRAY". The following table sets forth high, low and closing sale prices of the Company's common stock for the periods indicated as reported on the NASDAQ National Market:

                                         Market Range of Common Stock

                                                                                 Period-end              Cash
                                                                                  Closing              Dividend
                                           High                  Low                Price               Declared
          2000
First Quarter                            $ 28.88               $ 23.13             $ 28.38             $0.06250
Second Quarter                             32.63                 25.13               30.81              0.06250
Third Quarter                              37.38                 29.50               34.94              0.06250
Fourth Quarter                             43.38                 30.89               39.13              0.06875

          1999
First Quarter                            $ 27.50               $ 21.44             $ 23.25             $0.05625
Second Quarter                             29.13                 21.31               28.88              0.05625
Third Quarter                              29.31                 20.50               22.75              0.05625
Fourth Quarter                             24.75                 20.94               23.63              0.06250

          1998
First Quarter                            $ 35.25               $ 26.25             $ 31.19             $0.05125
Second Quarter                             34.75                 23.25               25.00              0.05125
Third Quarter                              26.75                 21.25               22.38              0.05125
Fourth Quarter                             28.00                 20.00               25.75              0.05625

   The Company estimates, based on information supplied by its transfer agent, that there are approximately 17,600 holders of common stock, including 453 holders of record.