Form 10-K, Exhibit 13
period 2001-12-31
DENTSPLY INTERNATIONAL INC /DE/
filed 2002-03-29
CIK 818479

EXHIBIT 13 - Pages 9 through 44 of the Company's Annual Report to
Shareholders for fiscal year 2001

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

                                                                     Year ended December 31,

                                              2001             2000            1999            1998            1997
Statement of Income Data:                               (dollars in thousands, except per share amounts)
  Net sales                                 $ 1,129,094        $889,796       $836,438         $800,456        $725,596
Net sales without precious metals content     1,078,831         889,796        836,438          800,456         725,596
  Gross profit                                  569,671         463,594        431,811          416,304         368,726
  Restructuring and other costs (income)          5,073            (56)              -           71,500               -
  Operating income                              178,363         163,916        149,617           69,852         132,456
  Income before income taxes                    185,127         151,796        138,019           55,101         122,006

  Net income                                  $ 121,496  (1)  $ 101,016       $ 89,863         $ 34,825  (2)   $ 74,554

Earnings per Common Share:
  Net income-basic                               $ 1.56  (1)     $ 1.30         $ 1.14           $ 0.44  (2)     $ 0.92
  Net income-diluted                               1.54  (1)       1.29           1.13             0.43  (2)       0.92
  Cash dividends declared per
    common share                              $ 0.18333       $ 0.17083      $ 0.15417        $ 0.14000       $ 0.13000

Weighted Average Common Shares Outstanding:
  Basic                                          77,671          77,785         79,131           79,995          80,906
  Diluted                                        78,975          78,560         79,367           80,396          81,344

Balance Sheet Data:
  Working capital                             $ 125,726       $ 157,316      $ 138,448        $ 128,076       $ 107,678
  Total assets                                1,798,151         866,615        863,730          895,322         774,376
  Total debt                                    731,158         110,294        165,467          233,761         129,510
  Stockholders' equity                          609,519         520,370        468,872          413,801         423,933
  Return on average stockholders' equity          19.5% (3)       20.4%          20.4%            19.2% (3)       18.9%
  Long-term debt to total capitalization          54.3%           17.4%          23.7%            34.4%           19.9%

Other Data:
  Depreciation and amortization                $ 54,334        $ 41,359       $ 39,624         $ 37,474        $ 32,405
  Capital expenditures                           49,337  (4)     28,425         33,386           31,430          27,660
  Interest expense, net                          20,574           9,291         14,640           14,168          11,006
  Property, plant and equipment, net            240,890         181,341        180,536          158,998         147,130
  Goodwill and other intangibles, net         1,012,160         344,753        349,421          346,073         336,905
  Cash flows from operating activities          211,068  (5)    145,622        125,877  (5)      96,323  (5)     96,647
  Inventory days                                     94  (6)        114            122              132             128
  Receivable days                                    47              52             52               55              53
  Income tax rate                                 34.4%           33.5%          34.9%            36.8%           38.9%

All share and per share amounts reflect the 3-for-2 common stock split effective January 31, 2002.

(1)  Includes non-recurring income, after tax, of $11.6 million or $0.15 per common share.
(2)  Includes non-recurring costs, after tax, of $45.4 million or $0.56 per common share.
(3)  2001 and 1998 exclude income statement effect of non-recurring income (costs), after tax, of $11.6 million and
        ($45.4 million), respectively.
(4) Includes $9.0 million for replacement of equipment lost in January 2001 fire.
(5)  2001, 1999 and 1998 include non-recurring cash inflows (outflows) of $29.1 million, ($13.1 million) and
       ($2.6 million), respectively.
(6) Reflects full year impact of Degussa Dental acquired in October 2001.


D15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Certain statements made by the Company, including without limitation, statements containing the words "plans", "anticipates", "believes", "expects", or words of similar import may be deemed to be forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may materially affect the Company's business and prospects, and should be read in conjunction with the risk factors discussed within Item I, Part I of the Company's Annual Report on Form 10-K.

RESULTS OF OPERATIONS, 2001 COMPARED TO 2000


   The Company made three significant acquisitions during 2001. In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent"), a global dental implant manufacturer and marketer headquartered in Mannheim, Germany. In March 2001, the Company acquired the dental injectible anaesthetic assets of AstraZeneca ("AZ Assets"). In October 2001, the Company acquired the Degussa Dental Group ("Degussa Dental"), a manufacturer and seller of dental products, including precious metal alloys, ceramics, dental laboratory equipment and chairside products headquartered in Hanau, Germany. The details of these transactions are discussed in Note 3 to the Consolidated Financial Statements. The results of these acquired companies have been included in the consolidated financial statements since the dates of acquisition. These acquisitions, accounted for using the purchase method, significantly impact the comparability of 2001 results versus 2000. Accordingly, unaudited pro forma information is presented in
Note  3  to  the   Consolidated   Financial   Statements  to  help  facilitate
comparisons.

Net Sales

   Net sales increased $239.3 million, or 26.9%, to $1,129.1 million, up from $889.8 million in 2000. The internal sales growth rate for the year was 6.2%, excluding a 22.4% increase due to acquisitions and a negative 1.7% foreign currency translation impact due to the strong U.S. dollar against the major currencies in Europe, Asia and Brazil. Sales in the United States grew 13.3%; 7.4% from base business (internal sales growth exclusive of acquisitions/divestitures and the impact of currency translation); and 5.9% from net acquisitions/divestitures. Notable growth was achieved in endodontics, orthodontics, intra-oral cameras and digital x-ray systems. European sales, including the Commonwealth of Independent States ("CIS"), increased 60.7%. European base business sales increased 5.6%. Currency translation had a negative 2.4% impact on sales for the year. Acquisitions added 57.5% to European sales during the year. Notable growth was achieved in the German and U.K. consumables businesses, and in the endodontic product line throughout Europe. Asia (excluding Japan) base business sales increased 9.7% as the Company's subsidiaries in the key Asian countries, especially South Korea, continued to gain market share. Acquisitions added an additional 16.2% in Asia, offset by a negative 4.8% impact from currency translation. Latin American base business sales decreased 2.9% primarily due to weak economies in Brazil and Argentina. Acquisitions added 11.8% to Latin American net sales offset by 8.9% for the negative impact of currency translation. Sales in the rest of the world grew 48.5%; 4.4% from base business, 48.4% from acquisitions less 4.3% from currency translation. Solid sales growth in Canada and Australia was offset by negative sales growth in the Middle East and Japan.

****
Graph titled "2001 Geographic Breakdown"

Information disclosed:
                                      % of
Region                              2001 Sales
United States                           51%
Europe                                  29%
Pacific Rim, Asia and Latin America      9%
Other                                   11%
****

   Base business sales for heavy equipment, including x-ray equipment and intra-oral cameras, increased 9.1% while consumable and small equipment sales increased 6.5%. These increases were offset slightly by softening net sales of non-dental products in 2001.

****
Graph titled "2001 Product Breakdown"

Information disclosed:

                                         % of
Product                               2001 Sales
Consumables and Small Equipment          90%
Heavy Equipment                          7%
Other                                    3%
****

   Sales in 2001 of $1,129.1 million included sales from the acquisition of Degussa Dental which was acquired at the beginning of the fourth quarter 2001. A significant portion of Degussa Dental's net sales is comprised of sales of precious metals generated through its precious metal alloy product offerings. Due to the fluctuations of precious metal prices, DENTSPLY will report sales both with and without precious metals to give the reader a clearer understanding of its business. DENTSPLY leases most of it precious metals primarily to free up working capital and to minimize the effect of any price movement in the underlying metals. DENTSPLY's net sales in 2001, excluding the sales value of precious metals, were $1,078.8 million, an increase of 21.2% over 2000.



D15

Gross Profit

   Gross profit for 2001 represented 50.5% of net sales, or 52.8% excluding sales of precious metals, compared to 52.1% of net sales in 2000. There were no sales of precious metals in 2000. The gross profit margin, excluding precious metals, was benefited by a favorable product mix, restructuring, and operational improvements during 2001. These benefits were offset by the negative impact of a stronger U.S. dollar and the negative impact of the amortization of the Friadent and Degussa Dental inventory step-ups recorded in connecton with the the purchase accounting. The Company continues to drive projects, including lean manufacturing, waste elimination and centralized warehousing, focused on improving our operating processes and product flows. These efforts not only strengthen our gross profit margin rates and reduce inventory levels, but also improve our overall competitive advantage.

****
Graph titled "Gross Profit Percentage"

Information disclosed:
                           Gross Profit
Year                        Percentage
1997                              50.8%
1998                              52.0%
1999                              51.6%
2000                              52.1%
2001                              52.8%

Footnote:

Excludes precious metals content of net sales.
****

Operating Expenses

   Selling, general and administrative ("SG&A") expense increased $86.5 million, or 28.9%, in 2001. As a percentage of sales, SG&A expenses increased to 34.2% compared to 33.7% in 2000. As a percentage of sales without the precious metals content, SG&A expenses were 35.8% in 2001. Acquisitions and higher research and development spending were the primary reasons for this increase.

   During 2001, the Company recorded net restructuring and other costs of $5.1 million. In the first quarter 2001, the Company recorded a $5.5 million restructuring charge to improve efficiencies in Europe, Brazil and North America. In the fourth quarter 2001, the Company recorded $11.5 million of restructuring and other costs primarily related to the Degussa Dental acquisition and its integration with DENTSPLY. An additional cost of $2.4 million was recorded in the fourth quarter of 2001 for a payment to be made at the point of regulatory filings related to Oraqix, aproduct to which the Company acquired rights in the AZ Asset acquisition. These charges were offset by a gain of $8.5 million related to the restructuring of the Company's U.K. pension arrangements in October 2001 and a gain of $5.8 million for an insurance settlement for equipment destroyed in the fire at the Company's Maillefer facility in Switzerland (see Note 13 to the Consolidated Financial Statements).

****
Graph titled "Operating Income Percentage"

Information disclosed:
                           Operating Income
Year                        Percentage
1997                              18.3%
1998                              17.7%
1999                              17.9%
2000                              18.4%
2001                              17.0%

Footnote:

Excludes precious metals content of net sales and non-recurring costs.
****

Other Income and Expenses

   Net interest expense increased $11.3 million due to higher debt levels in 2001 to finance the significant acquisition activity during 2001, offset somewhat by a strong operating cash flow and lower interest rates. Other income of $27.3 million in 2001 compares with other expense of $2.8 million in 2000. The increase in 2001 was primarily the result of a $23.1 million gain related to the Company's March 2001 sale of InfoSoft, LLC to PracticeWorks, Inc. in exchange for 6.5% convertible preferred stock issued by PracticeWorks, Inc., valued at $32 million. This investment is included in "Other noncurrent assets" in the Company's balance sheet and is measured for recoverability on a periodic basis (see Note 3 to the Consolidated Financial Statements). Also contributing to the increase in other income was $1.7 million of accrued dividends related to this preferred stock, a $1.4 million minority interest benefit recorded in the fourth quarter related to an intangible impairment charge included in restructuring and other costs and $1.2 million of gains from foreign exchange transactions. The other expense in 2000 represented mainly losses on foreign exchange transactions.

Earnings

   Income before income taxes in 2001 increased $33.3 million, or 21.9% to $185.1 million, from $151.8 million in 2000. The effective tax rate for operations increased to 34.4% in 2001 from 33.5% in 2000.

   Net income increased $20.5 million, or 20.3%, to $121.5 million in 2001 from $101.0 million in 2000. Fully diluted earnings per share were $1.54 in 2001, an increase of 19.4% from $1.29 in 2000. Earnings in 2001 included non-recurring net income of $11.6 million or $0.15 per diluted share which included the restructuring and other costs of $5.1 million recorded in the first and fourth quarters of 2001, offset by the related minority interest benefit of $1.4 million and the gain on the Infosoft LLC sale of $23.1 million recorded in the first quarter of 2001. Excluding this non-recurring income, net income was $109.9 million and diluted earnings per common share were $1.39, an increase of 7.8% over 2000. Net income and diluted earnings per common share for the year includes a negative impact from the $84.6 million Tulsa earn-out payment made in May for additional amortization and interest costs and one-time inventory step-up charges for Friadent and Degussa Dental during the year.

****
Graph titled "Earnings"

Information disclosed:

                                             Earnings Per
                              Net Income      Diluted Common
Year                         (in millions)       Share
1997                             $ 74.6         $ 0.92
1998                               80.2           0.99
1999                               89.9           1.13
2000                              101.0           1.29
2001                              109.9           1.39

Footnote:

The 5 year compounded annualized growth rates for net income and earnings per diluted common share are 10% and 11%,
respectively. 1998 and 2001 are shown before non-recurring
income (costs). Per share data has been adjusted for the threefor-two stock split effective January 2002.
****


D15

RESULTS OF OPERATIONS, 2000 COMPARED TO 1999

Net Sales

   Net sales increased $53.4 million, or 6.4%, to $889.8 million, up from $836.4 million in 1999. Base business accounted for 9.5% of the sales growth in 2000. Currency translation negatively impacted net sales by 3.1%, mainly due to the devaluation of the Brazilian Real and the strengthening of the U.S. dollar against the major European currencies. Sales in the United States grew 10.6%; 10.6% from base business and 0.1% from acquisitions, offset by 0.1% from translation. There was strong base business growth in the United States from equipment and consumable product lines. European base business sales, including the Commonwealth of Independent States, increased 3.2%. This, however, was offset by the impact of currency translation on European sales, which had a negative 10.1% effect, and a negative impact of 0.4% from divestitures. Both equipment and consumables experienced an increase in base business sales in Europe in 2000. The increase in consumable sales in Europe was tempered by European dealers who sharply curtailed their fourth quarter consumable purchases as their annual growth incentive rebate targets were not attainable. The economy in the Pacific Rim continued to improve, resulting in a 24.0% increase in base business sales. Pacific Rim net sales in 1999 were impacted by $1.4 million of inventory returns from dealers in India. Excluding these returns, the Pacific Rim base business sales grew 16.0% in 2000. Excluding acquisitions and exchange, sales in Latin America grew 12.4%. Sales in the rest of the world were up 11.3%; 13.5% from base business, offset by 0.1% from divestitures and 2.1% from exchange. The increase was mainly due to base business sales increases in Canada, the Middle East and Africa, Australia and Japan.

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

Operating Expenses

   Selling, general and administrative expense increased $17.5 million, or 6.2%, in 2000. As a percentage of sales, expenses remained unchanged, representing 33.7% of net sales in both periods. Increased research and development spending, a sales force increase, and higher legal expenses were offset by shared service initiatives and solid internal sales growth.

   In the fourth quarter 2000, the Company recorded a $2.8 million pre-tax gain on a settlement related to a property previously owned by the Company, along with a $2.7 million pre-tax restructuring charge related to its French and Latin American businesses. The primary focus of the restructuring was the consolidation of operations in these regions in order to eliminate duplicative functions. Both of these items are reflected in the "Restructuring and other costs (income)" line on the income statement (see
Note 13 to the Consolidated Financial Statements).

Other Income and Expenses

   The decrease in net interest expense of $5.3 million was mainly due to debt repayment enabled by strong cash flow generation along with lower interest rates as we converted a portion (approximately $60 million) of our debt to lower rate Swiss Francs. Other expense was $2.8 million in 2000 compared to other income of $3.0 million in 1999. The expense in 2000 included a net increase of $2.6 million in exchange transaction losses due to the strengthening of the U.S. dollar against the major European currencies, while the prior year included other income of $2.4 million related to the divestiture of medical businesses in 1994 and 1996, and $0.4 million due to a favorable settlement of a disputed lease commitment in the United Kingdom.



D15

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

   Diluted earnings per common share increased from $1.13 in 1999 to $1.29 in 2000, or 14.2%.


FOREIGN CURRENCY

   Since   approximately   45%  of  the  Company's  2001  revenues  have  been
generated in currencies other than the U.S. dollar, the value of the U.S. dollar in relation to those currencies affects the results of operations of the Company. The impact of currency fluctuations in any given period can be favorable or unfavorable. The impact of foreign currency fluctuations of European currencies on operating income is partially offset by sales in the U.S. of products sourced from plants and third party suppliers located overseas, principally in Germany and Switzerland.


CRITICAL ACCOUNTING POLICIES

   In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified below the accounting principles critical to our business and results of operations. We determined these critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments.

Goodwill and Other Long-Lived Assets

   Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill be discontinued and instead an annual impairment approach be applied. The impairment tests will be performed upon adoption and annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment exists, under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill.

   Other long-lived assets such as identifiable intangible assets and fixed assets are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

   If market conditions become less favorable, future cash flows, the key variable in assessing the impairment of these assets, may decrease and as a result the Company may be required to recognize impairment charges.

Inventories

   Inventories are stated at the lower of cost or market. The cost of inventories is determined primarily by the first-in, first-out ("FIFO") or average cost methods, with a small portion being determined by the last-in, first-out ("LIFO") method. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, additional inventory reserves may be required.



D15

Accounts Receivable

   The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required. In addition, a negative impact on sales to those customers may occur.

Income Taxes

   Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely. In assessing the valuation allowance, the Company has considered future taxable income and ongoing tax planning strategies. Changes in these circumstances, such as a decline in future taxable income, may result in an additional valuation allowance being required.

Litigation

   The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time. The Company believes it has estimated well in the past; however, court decisions could cause liability to be incurred in excess of estimates.

IMPACT OF INFLATION

   The Company has generally offset the impact of inflation on wages and the cost of purchased materials by reducing operating costs and increasing selling prices to the extent permitted by market conditions.


LIQUIDITY AND CAPITAL RESOURCES

   Cash flows from operating activities increased to $211.1 million in 2001 or 45.0% from 2000. Excluding one-time precious metals inventory reductions of $29.1 million, cash flows from operating activities increased 25% to $182.0 million in 2001. The increase of $36.4 million was due primarily to increased earnings, reductions in both inventory days and receivable days to 94 and 47, respectively, along with an increase in short-term liabilities.

****
Graph titled "Working Capital Management"

Information disclosed:


                                Inventory     Receivable
Year                              Days           Days
1997                                128           53
1998                                132           55
1999                                122           52
2000                                114           52
2001                                 94           47

Footnote:

Inventory days for 2001 reflects full-year impact of Degussa Dental acquired in October 2001.
****

   Within investment activities for 2001 were capital expenditures of $49.3 million, which includes approximately $9.0 million for replacement of equipment destroyed in the January 2001 fire at the Company's Maillefer facility in Switzerland, which was funded through insurance proceeds. In addition, the Company's acquisition activity in 2001 resulted in cash outflows of $812.5 million (see Note 3 to the Consolidated Financial Statements).

   During 2001, the Company repurchased 37,500 shares of its common stock for $0.9 million. The Board of Directors did not authorize any share repurchases for 2002. The timing and amounts of any future purchases will depend upon many factors, including market conditions and the Company's business and financial condition.

   At December 31, 2001, the Company's current ratio was 1.4 with working capital of $125.7 million. This compares with a current ratio of 1.9 and working capital of $157.3 million at December 31, 2000.



D15

   In order to fund its significant acquisition activity, the Company completed numerous financing initiatives during 2001. In March 2001, the Company issued Series A and B private placement notes to Prudential Capital Group totaling Swiss francs 166.9 million ($100 million) at an average rate of 4.49% with six year final maturities. The notes were issued to finance the acquisition of the AZ Assets. In May 2001, the Company replaced and expanded its revolving credit agreements to $500 million from its previous level of $300 million. In October 2001, the Company issued a Series C private placement note to Prudential Capital Group for Swiss francs 80.4 million ($50 million) at a rate of 4.96% with a five year final maturity. The series A and B notes were also amended to increase the interest rate by 30 basis points, reflecting the Company's higher leverage. In December
2001, the Company issued a private placement note through ABN AMRO for Japanese yen 6.2 billion ($50 million) at a rate of 1.39% with a four year final maturity. In December 2001, the Company issued 350 million Eurobonds ($315 million) with a coupon of 5.75%, maturing December 2006 at an effective yield of 5.89%. The Company simultaneously entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobond into variable rate debt, currently at 3.2%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar. The Series C note, the ABN AMRO note and the Eurobonds were issued to finance the Degussa Dental acquisition. Also contributing to the overall funding of the Degussa Dental acquisition was the reduction of approximately $71 million of precious metals inventory through a combination of a sale/leaseback and excess quantity reductions, the proceeds of which were used to pay down debt (see Note 9 to the Consolidated Financial Statements).

   Due to this activity, the Company's long-term debt increased $614.0 million from $109.5 million at December 31, 2000 to $723.5 million at December 31, 2001. The resulting long-term debt to total capitalization at December 31, 2001 was 54.3% compared to 17.4% at December 31, 2000.

   Under its recently updated multi-currency revolving credit agreement, the Company is able to borrow up to $250 million on an unsecured basis through May 2006 ("the five-year facility") and $250 million through May 2002 ("the 364 day facility"). The 364-day facility terminates in May 2002, but may be extended, subject to certain conditions, for additional periods of 364 days. This revolving credit agreement is unsecured and contains various financial and other covenants.

   The Company also has available a $200 million commercial paper facility which was established in September 1999. The 364-day facility serves as a back-up to this commercial paper facility. The total available credit under the commercial paper facility and the 364-day facility is $250 million.

   The Company also has access to $70.4 million in uncommitted short-term financing under lines of credit from various financial institutions. Substantially all of these lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institutions.

   In total, the Company had unused lines of credit of $357.9 million at December 31, 2001. Access to most of these available lines of credit is contingent upon the Company being in compliance with certain affirmative and negative covenants relating to its operations and financial condition. The most restrictive of these covenants pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. At December 31, 2001, the Company was in compliance with these covenants.

     The following table presents the Company's scheduled contractual cash obligations at December 31, 2001:


                          Less Than      1-4         5 Years
Contractual Obligations    1 Year       Years        Or More       Total
                                                   (in thousands)
Long-term debt            $214,282     $ 91,370      $417,872    $ 723,524
Operating leases            72,367       20,239        16,597      109,203
                          $286,649    $ 111,609      $434,469    $ 832,727



D15

   The Company expects on an ongoing basis, to be able to finance cash requirements, including capital expenditures, stock repurchases, debt service, operating leases and potential future acquisitions, from the funds generated from operations and amounts available under its existing credit facilities.


PENDING ACCOUNTING CHANGES


   In June 2001 Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 addresses financial accounting and reporting for business combinations. Specifically, effective for business combinations occurring after July 1, 2001, it eliminates the use of the pooling method of accounting and requires all business combinations to be accounted for under the purchase method. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The primary change related to this new standard is that the amortization of goodwill and intangible assets with indefinite useful lives will be discontinued and instead an annual impairment approach will be applied. Except for goodwill and intangible assets with indefinite lives related to acquisitions after July 1, 2001 (in which case, amortization will not be recognized at all), the Company discontinued amortization of goodwill and intangible assets with indefinite lives effective January 1, 2002. The application of these new standards will have a positive impact on earnings per share of approximately $0.15 in 2002. Based upon preliminary evaluations, the Company does not believe the adoption of SFAS 142 will result in the recognition of any material impairment charges.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adopting it is not expected to be material.

   In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB 30, " Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business and Extraordinary, Unusual and
Infrequently Occurring Events and Transactions."   SFAS 144 requires an
impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected and undiscounted future cash flows. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The effect of adopting this standard is not expected to be material.


EURO CURRENCY CONVERSION

   On January 1, 1999, eleven of the fifteen member countries of the European Union (the "participating countries") established fixed conversion rates between their legacy currencies and the newly established Euro currency.

   The legacy currencies remained legal tender in the participating countries between January 1, 1999 and January 1, 2002 (the "transition period"). On January 1, 2002, the European Central Bank issued Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the legacy currencies of participating countries will no longer be legal tender for any transactions.

   The Company's various operating units which are affected by the Euro conversion adopted the Euro as the functional currency effective January 1, 2001. At this time, the Company does not expect the reasonably foreseeable consequences of the Euro conversion to have material adverse effects on the Company's business, operations or financial condition.



D15

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   The information below provides information about the Company's market sensitive financial instruments and includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements. The Company's major market risk exposures are changing interest rates, movements in foreign currency exchange rates and potential price volatility of commodities used by the Company in its manufacturing processes. The Company's policy is to manage interest rates through the use of floating rate debt and interest rate swaps to adjust interest rate exposures when appropriate, based upon market conditions. A portion of the Company's borrowings are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In order to limit the unanticipated earnings fluctuations from volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs.The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the table below. All items described are non-trading and are stated in U.S. dollars.

Financial Instruments
   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt was $720.6 million versus its carrying value of $723.5 million as of December 31, 2001. The fair value was relatively similar to the carrying value since the fixed rate Eurobonds were effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and reflect current market rates. In addition, the face value of the Japanese yen private placement note approximates fair value as its issue date was December 28, 2001. The fixed rate Swiss franc denominated notes were the only debt instruments where the fair values were lower than the carrying values due to higher Swiss rates at December 31, 2001 versus the rates at issuance of the notes.

Derivative Financial Instruments
   The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies, interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials.

      Foreign Exchange Risk Management The Company enters into forward foreign exchange contracts to selectively hedge assets and liabilities denominated in foreign currencies. Market value gains and losses are recognized in income currently and the resulting gains or losses offset foreign exchange gains or losses recognized on the foreign currency assets and liabilities hedged. Determination of hedge activity is based upon market conditions, the magnitude of the foreign currency assets and liabilities and perceived risks. The Company's significant contracts outstanding as of December 31, 2001 are summarized in the table that follows. These foreign exchange contracts generally have maturities of less than six months and counterparties to the transactions are typically large international financial institutions.


D15

      Interest Rate Risk Management The Company enters into interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, and cross currency basis swaps to convert Euro debt to U.S. dollar cash flows. In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements was 5.7% with an original maturity of five years. The U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million, $0.3 million remains to be amortized over the remaining term of the related debt. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 3.3% and fixes the rate for an average of four years. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 3.2%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar. DENTSPLY Sankin, the Company's Japanese subsidiary acquired in the Degussa Dental transaction, has a yen interest rate swap of notional amounts totaling Japanese yen 70 million to convert its variable rate debt into fixed rate of 2.9% which matures in December 2002. The fair value of these swap agreements is the estimated amount the Company would receive (pay) at the reporting date, taking into account the effective interest rates. At December 31, 2001 the estimated fair values of the swap agreements was $(12.8) million.

      Commodity Price Risk Management   The Company selectively enters into
   commodity price swaps to convert variable raw material costs to fixed.
   In August 2000, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2001. The average fixed rate of this agreement was $5.10 per troy ounce. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement is $4.20 per troy ounce. At December 31, 2001, the estimated fair value was $0.1 million.

      As of December 31, 2001, the Company leased $59.6 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded as cost of goods sold. The terms of the leases are less than one year, and the average lease rate at December 31, 2001 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and smooth the effects of commodity price volatility.


D15

                                                                  EXPECTED MATURITY DATES                        DECEMBER 31, 2001

                                                                                                                Carrying      Fair
                                                       2002        2003      2004       2005       2006           Value       Value
                                                                               (dollars in thousands)

Notes Payable and Current Portion
  of Long-term Debt
U.S. dollar denominated                              $ 4,014        $ -       $ -        $ -         $ -        $ 4,014     $ 4,014
  Average interest rate                                 3.1%
Australian dollar denominated                             77          -         -          -           -             77          77
  Average interest rate                                 8.0%
Euro denominated                                       1,163          -         -          -           -          1,163       1,163
  Average interest rate                                 6.3%
Japanese yen denominated                               2,380          -         -          -           -          2,380       2,380
  Average interest rate                                 2.0%

Long Term Debt:
U.S. dollar denominated                                6,669          -       822          -           -          7,491       7,491
  Average interest rate                                 2.3%                 4.4%
Swiss franc denominated                              137,372          -         -     33,175     114,309        284,856     281,907
  Average interest rate                                 2.5%                            4.5%        4.8%
Japanese yen denominated                              67,899     15,843    17,009     16,796           -        117,547     117,547
  Average interest rate                                 0.7%       1.4%      1.4%       1.4%
Australian dollar denominated                            255          -         -          -           -            255         255
  Average interest rate                                 4.6%
Euro denominated                                         600      7,725         -          -     303,563        311,888     311,888
  Average interest rate                                 5.5%       6.2%                            5.75%
Thai baht denominated                                  1,086          -         -          -           -          1,086       1,086
  Average interest rate                                 3.7%
Chile peso denominated                                   266          -         -          -           -            266         266
  Average interest rate                                 8.8%
Brazil real denominated                                  135          -         -          -           -            135         135
  Average interest rate                                19.6%

Foreign Exchange Forward Contracts:
Forward purchase, 36.4 million Japanese yen              282          -         -          -           -            282         277
Forward purchase, 0.4 million Swiss francs               216          -         -          -           -            216         221
Forward sales, 234.5 million Japanese yen              1,911          -         -          -           -          1,911       1,799
Forward sales, 6.9 million Euro                        6,028          -         -          -           -          6,028       6,079

Interest Rate Swaps:
Interest rate swaps - U.S. dollar,
   terminated 2/2001                                    (152)       (58)      (34)       (21)          -           (265)       (265)
  Average interest rates
Interest rate swaps - Japanese yen                       533          -         -          -           -            (12)        (12)
  Average interest rates                                2.9%
Interest rate swaps - Swiss francs                         -     29,825    38,774          -      38,774         (1,122)     (1,122)
  Average interest rates                                           3.4%      3.3%                   3.3%
Interest rate swaps - Euro                                 -          -         -          -     309,190         (5,627)     (5,627)
  Average interest rates                                                                            4.8%
Basis swap - Euro-U.S. Dollar                              -          -         -          -     315,000         (5,810)     (5,810)
  Average interest rates                                                                            3.2%

Silver Swap - U.S. dollar                              1,134          -         -          -           -             84          84


D15

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

   The Audit and Information Technology Committee (the "Committee") of the Board of Directors, consisting solely of outside Directors, meets with the independent accountants with and without management to review and discuss the major audit findings, internal control matters and quality of financial reporting. The independent accountants also have access to the Committee to discuss auditing and financial reporting matters with or without management present.


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


Report of Independent Accountants


To the Board of Directors and Stockholders of DENTSPLY International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DENTSPLY International Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 1999 were audited by other independent accountants whose report dated, January 20, 2000, expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
January 21, 2002, except for Note 16, as to which the date is January 31,
2002


D15

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                                           Year Ended December 31,

                                                                    2001           2000            1999
                                                                  (in thousands, except per share amounts)

Net sales (Note 4)                                             $ 1,129,094    $   889,796    $   836,438
Cost of products sold                                              559,423        426,202        404,627

Gross profit                                                       569,671        463,594        431,811
Selling, general and administrative expenses                       386,235        299,734        282,194
Restructuring and other costs (income) (Note 13)                     5,073            (56)             -

Operating income                                                   178,363        163,916        149,617

Other income and expenses:
  Interest expense                                                  21,676         10,153         15,758
  Interest income                                                   (1,102)          (862)        (1,118)
  Other (income) expense, net                                      (27,338)         2,829         (3,042)

Income before income taxes                                         185,127        151,796        138,019
Provision for income taxes (Note 11)                                63,631         50,780         48,156

Net income                                                     $   121,496    $   101,016    $    89,863


Earnings per common share (Notes 2 and 16):
     Basic                                                     $      1.56    $      1.30    $      1.14
     Diluted                                                          1.54           1.29           1.13


Cash dividends declared per common share (Note 16)             $   0.18333    $   0.17083    $   0.15417


Weighted average common shares outstanding (Notes 2 and 16):
     Basic                                                          77,671         77,785         79,131
     Diluted                                                        78,975         78,560         79,367





The accompanying notes are an integral part of these financial statements.

D15

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED  BALANCE SHEETS

                                                                                                December 31,

                                                                                             2001           2000
                                                                                               (in thousands)
Assets
     Current Assets:
        Cash and cash equivalents                                                      $    33,710    $    15,433
        Accounts and notes receivable-trade, net (Note 1)                                  191,534        133,643
        Inventories, net (Notes 1 and 5)                                                   197,454        133,304
        Prepaid expenses and other current assets                                           61,545         43,074

           Total Current Assets                                                            484,243        325,454

     Property, plant and equipment, net (Notes 1 and 6)                                    240,890        181,341
     Identifiable intangible assets, net (Notes 1 and 7)                                   248,890         80,730
     Costs in excess of fair value of net
        assets acquired, net (Note 1)                                                      763,270        264,023
     Other noncurrent assets                                                                60,858         15,067

Total Assets                                                                           $ 1,798,151    $   866,615

Liabilities and Stockholders' Equity
     Current Liabilities:
        Accounts payable                                                               $    69,904    $    45,764
        Accrued liabilities (Note 8)                                                       194,357         88,058
        Income taxes payable                                                                86,622         33,522
        Notes payable and current portion
           of long-term debt (Note 9)                                                        7,634            794

           Total Current Liabilities                                                       358,517        168,138

     Long-term debt (Note 9)                                                               723,524        109,500
     Deferred income taxes                                                                  32,526         16,820
     Other noncurrent liabilities                                                           73,628         47,226

           Total Liabilities                                                             1,188,195        341,684

     Minority interests in consolidated subsidiaries                                           437          4,561

     Commitments and contingencies (Note 15)

     Stockholders' Equity:
        Preferred stock, $.01 par value; .25 million
          shares authorized; no shares issued                                                    -              -
        Common stock, $.01 par value; 100 million shares authorized;
            81.4 million shares issued at December 31, 2001 and December 31, 2000              814            543
        Capital in excess of par value                                                     152,916        151,899
        Retained earnings                                                                  597,414        490,167
        Accumulated other comprehensive loss                                               (77,388)       (49,296)
        Unearned ESOP compensation                                                          (3,419)        (4,938)
        Treasury stock, at cost, 3.5 million shares at December 31, 2001
           and 4.0 million shares at December 31, 2000                                     (60,818)       (68,005)

           Total Stockholders' Equity                                                      609,519        520,370

Total Liabilities and Stockholders' Equity                                             $ 1,798,151    $   866,615

The accompanying notes are an integral part of these financial statements.

D15

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                Accumulated
                                                        Capital in                  Other        Unearned                  Total
                                               Common    Excess of   Retained   Comprehensive     ESOP       Treasury  Stockholders'
                                               Stock    Par Value    Earnings       Loss       Compensation   Stock       Equity
                                                                                    (in thousands)
Balance at December 31, 1998                 $     543   $ 152,871    $ 324,745    $ (14,730)   $  (7,977)   $ (41,651)   $ 413,801

Comprehensive Income:
  Net income                                       -           -         89,863          -            -            -         89,863
  Other comprehensive loss:
    Foreign currency translation adjustment,
      net of $1,797 tax                            -           -            -        (28,479)         -            -        (28,479)

Comprehensive Income                                                                                                         61,384

Exercise of stock options and warrants             -        (1,823)         -            -            -          5,998        4,175
Tax benefit from stock options
    and warrants exercised                         -           730          -            -            -            -            730
Reissuance of treasury stock                       -          (269)         -            -            -          3,622        3,353
Repurchase of common stock, at cost                -           -            -            -            -         (3,890)      (3,890)
Cash dividends ($0.15417 per share)                -           -        (12,200)         -            -            -        (12,200)
Decrease in unearned ESOP compensation             -           -            -            -          1,519          -          1,519

Balance at December 31, 1999                       543     151,509      402,408      (43,209)      (6,458)     (35,921)     468,872

Comprehensive Income:
  Net income                                       -           -        101,016          -            -            -        101,016
  Other comprehensive loss:
    Foreign currency translation adjustment,
      net of $688 tax                              -           -            -         (5,416)         -            -         (5,416)
    Minimum pension liability adjustment           -           -            -           (671)         -            -           (671)

Comprehensive Income                                                                                                         94,929

Exercise of stock options                          -          (583)         -            -            -          8,008        7,425
Tax benefit from stock options exercised           -           973          -            -            -            -            973
Repurchase of common stock, at cost                -           -            -            -            -        (40,092)     (40,092)
Cash dividends ($0.17083 per share)                -           -        (13,257)         -            -            -        (13,257)
Decrease in unearned ESOP compensation             -           -            -            -          1,520          -          1,520

Balance at December 31, 2000                       543     151,899      490,167      (49,296)      (4,938)     (68,005)     520,370

Comprehensive Income:
  Net income                                       -           -        121,496          -            -            -        121,496
  Other comprehensive loss:
    Foreign currency translation adjustment,
      net of $6,264 tax                            -           -            -        (26,566)         -            -        (26,566)
    Cumulative effect of change in accounting
        principle for derivative and hedging
        activities (SFAS 133)                      -           -            -           (503)         -            -           (503)
     Net loss on derivative financial
        instruments                                -           -            -           (810)         -            -           (810)
    Minimum pension liability adjustment           -           -            -           (213)         -            -           (213)

Comprehensive Income                                                                                                          93,404

Exercise of stock options                          -           (45)         -            -            -          8,062        8,017
Tax benefit from stock options exercised           -         1,333          -            -            -            -          1,333
Repurchase of common stock, at cost                -           -            -            -            -           (875)        (875)
Cash dividends ($0.18333 per share)                -           -        (14,249)         -            -            -        (14,249)
Decrease in unearned ESOP compensation             -           -            -            -          1,519          -          1,519
Three-for-two common stock split                   271        (271)         -            -            -            -            -

Balance at December 31, 2001                 $     814   $ 152,916    $ 597,414    $ (77,388)   $  (3,419)   $ (60,818)   $ 609,519


The accompanying notes are an integral part of these financial statements.


D15

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year Ended December 31,
                                                                       ---------------------------------------------------

                                                                           2001            2000            1999
                                                                                      (in thousands)
Cash flows from operating activities:

Net income                                                            $   121,496    $   101,016    $    89,863

Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                                             25,219         22,024         19,933
  Amortization                                                             29,115         19,335         19,691
  Deferred income taxes                                                     6,451          4,249          5,885
  Restructuring and other costs (income)                                    5,073            (56)           -
  Other non-cash transactions                                              (3,849)           815            319
  Gain on sale of business                                                (23,121)           -              -
  Loss on disposal of property, plant and equipment                            54            482            304
  Non-cash ESOP compensation                                                1,519          1,520          1,519
  Changes in operating assets and liabilities, net of
   acquisitions and divestitures:
     Accounts and notes receivable-trade, net                              (3,709)        (9,218)         2,384
     Inventories, net (2001 includes one-time precious
        metals inventory reduction of $29,087)                             14,763         (1,216)         4,394
     Prepaid expenses and other current assets                                 47         (1,526)        (2,223)
     Accounts payable                                                       9,180          1,492          1,040
     Accrued liabilities                                                   28,704          7,018        (14,343)
     Income taxes                                                           4,295           (834)            11
     Other, net                                                            (4,169)           521         (2,900)

Net cash provided by operating activities                                 211,068        145,622        125,877

Cash flows from investing activities:

Acquisitions of businesses, net of cash acquired                         (812,523)       (14,995)          (673)
Expenditures for identifiable intangible assets                            (4,265)        (1,423)        (3,256)
Proceeds from bulk sale of precious metals inventory                       41,814            -              -
Insurance proceeds received for fire-destroyed equipment                    8,980            -              -
Proceeds from sale of property, plant and equipment                           645            215          1,825
Capital expenditures                                                      (49,337)       (28,425)       (33,386)

Net cash used in investing activities                                    (814,686)       (44,628)       (35,490)

Cash flows from financing activities:

Proceeds from exercise of stock options and warrants                        8,017          7,425          4,175
Cash paid for treasury stock                                                 (875)       (40,092)        (3,890)
Cash dividends paid                                                       (14,228)       (13,004)       (11,859)
Proceeds from the termination of a pension plan                             8,486            -              -
Proceeds from long-term borrowings, net of deferred financing costs     1,435,175        114,341         99,407
Payments on long-term borrowings                                         (819,186)      (149,390)      (177,946)
Increase (decrease) in short-term borrowings                                7,511        (18,389)         4,909

Net cash provided by (used in) financing activities                       624,900        (99,109)       (85,204)

Effect of exchange rate changes on cash and cash equivalents               (3,005)         2,130         (4,238)

Net increase in cash and cash equivalents                                  18,277          4,015            945

Cash and cash equivalents at beginning of period                           15,433         11,418         10,473

Cash and cash equivalents at end of period                            $    33,710    $    15,433    $    11,418

The accompanying notes are an integral part of these financial statements.

D15

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,

                                                                             2001               2000             1999
                                                                                          (in thousands)
Supplemental disclosures of cash flow information:
  Interest paid                                                                $ 15,967           $ 7,434         $ 13,863
  Income taxes paid                                                              47,215            39,064           34,951
Supplemental disclosures of non-cash transactions:
Receipt of convertible preferred stock in connection
  with the sale of a business                                                    32,000                 -                -
  Issuance of treasury stock in connection with the
    acquisition of certain assets                                                     -                 -            3,353


The company assumed liabilities in conjunction with the following acquisitions:

                                                                          Fair Value       Cash Paid for
                                                                           of Assets         Assets or        Liabilities
                                                    Date Acquired          Acquired        Capital Stock        Assumed
                                                                                          (in thousands)
Degussa Dental Group                              October 2001                $ 624,270         $ 502,947        $ 121,323
CeraMed Dental (remaining 49%)                    July 2001                      20,000            20,000                -
Tulsa Dental Products (earn-out payment)          May 2001                       84,627            84,627                -
Dental injectible anesthetic assets of
  AstraZeneca                                     March 2001                    104,405            98,725            5,680
Friadent GmbH                                     January 2001                  135,632           105,025           30,607
PreVest, Inc.                                     October 2000                    2,000             2,000                -
San Diego Swiss Machining, Inc.                   September 2000                  7,729             7,702               27
ESP, LLC                                          August 2000                     2,452             2,452                -
Darway, Inc.                                      July 2000                       3,485             3,469               16
Midwest Orthodontic Manufacturing, LLC            July 2000                         999               604              395


The accompanying notes are an integral part of these financial statements.


D15

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, precious metal dental alloys, dental ceramics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers, dental injectible anesthetics and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry. DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market

Principles of Consolidation

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

Accounts and Notes Receivable-Trade

   The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts and notes receivable-trade are stated net of these allowances which were $12.6 million and $6.4 million at December 31, 2001 and 2000, respectively. Certain of the Company's larger distributors are offered cash rebates based on targeted sales increases. The Company records an accrual based on its projected cash rebate obligations.

Inventories

   Inventories are stated at the lower of cost or market. At December 31, 2001 and 2000, the cost of $23.6 million, or 12%, and $14.0 million, or 10%, respectively, of inventories was determined by the last-in, first-out ("LIFO") method. The cost of other inventories was determined by the first-in, first-out ("FIFO") or average cost method. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions.

   If the FIFO method had been used to determine the cost of LIFO inventories, the amounts at which net inventories are stated would be higher than reported at December 31, 2001 by $2.3 million and lower than reported at December 31, 2000 by $0.2 million.




D15

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

Identifiable Intangible Assets

   Identifiable intangible assets, which primarily consist of patents, trademarks and licensing agreements, are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 40 years. Long-lived assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable Impairment is based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value (see Note 13).

Costs in Excess of Fair Value of Net Assets Acquired

   The excess of costs of acquired companies and product lines over the fair value of net assets acquired ("goodwill") is amortized on a straight-line basis over 25 to 40 years. Costs in excess of the fair value of net assets acquired are stated net of accumulated amortization of $80.1 million and $62.0 million at December 31, 2001 and 2000, respectively. Costs in excess of fair value of net assets acquired are evaluated periodically to determine whether later events or circumstances warrant revised estimates of useful lives. The recovery of goodwill is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations. If impairment exists, the carrying amount of goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

    Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill be discontinued and instead an annual impairment approach be applied. The impairment tests will be performed upon adoption and annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment exists, under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill.


Derivative Financial Instruments

   The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies, interest rate swaps to convert floating rate debt to fixed rate or fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials.

   The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This standard, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. See Note 14 for additional information.

Litigation

   The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time.



D15

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

   Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in income. Exchange gains of $1.2 million in 2001 and exchange losses of $2.7 million in 2000 and $0.1 million in 1999 are included in other (income) expense, net.

Revenue Recognition

   Revenue, net of related discounts and allowances, is recognized when product is shipped and risk of loss has transferred to the customer.

Research and Development Costs

   Research and development costs are charged to expense as incurred and are included in selling, general and administrative expenses. Research and development costs amounted to approximately $28.3 million, $20.4 million and $18.5 million for 2001, 2000 and 1999, respectively.

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

Stock Compensation

   The Company applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans, provided that the exercise price is greater than or equal to the price of the stock at the date of grant.

Reclassifications

   Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.



D15

Pending Accounting Changes

   In June 2001 Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 141 addresses financial accounting and reporting for business combinations. Specifically, effective for business combinations occurring after July 1, 2001, it eliminates the use of the pooling method of accounting and requires all business combinations to be accounted for under the purchase method. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The primary change related to this new standard is that the amortization of goodwill and intangible assets with indefinite useful lives will be discontinued and instead an annual impairment approach will be applied. Except for goodwill and intangible assets with indefinite lives related to acquisitions after July 1, 2001 (in which case, amortization will not be recognized at all), the Company discontinued amortization of goodwill and intangible assets with indefinite lives effective January 1, 2002. The application of these new standards will have a positive impact on earnings per share of approximately $0.15 in 2002. Based upon preliminary evaluations, the Company does not believe the adoption of SFAS 142 will result in the recognition of any material impairment charges.

   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adopting it is not expected to be material.

   In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB 30, " Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business and Extraordinary, Unusual and
Infrequently Occurring Events and Transactions." SFAS 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected and undiscounted future cash flows. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The effect of adopting this standard is not expected to be material.


D15

NOTE 2 - EARNINGS PER COMMON SHARE

   The following table sets forth the computation of basic and diluted earnings per common share:


                                                        Income       Shares     Per Share
                                                     (Numerator)  (Denominator)  Amount
                                                  (in thousands, except per share amounts)
Year Ended December 31, 2001
        Basic EPS                                       $121,496     77,671   $   1.56
        Incremental shares from assumed exercise
          of dilutive options                                -        1,304

        Diluted EPS                                     $121,496     78,975   $   1.54


Year Ended December 31, 2000
        Basic EPS                                       $101,016     77,785   $   1.30
        Incremental shares from assumed exercise
          of dilutive options                                -          775

        Diluted EPS                                     $101,016     78,560   $   1.29


Year Ended December 31, 1999
        Basic EPS                                       $ 89,863     79,131   $   1.14
        Incremental shares from assumed exercise
          of dilutive options and warrants                   -          236

        Diluted EPS                                     $ 89,863     79,367   $   1.13


   Options to purchase 1.4 million and 1.0 million shares of common stock that were outstanding during the years ended 2000 and 1999, respectively, were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.



D15

NOTE 3 - BUSINESS ACQUISITIONS AND DIVESTITURES

   Each acquisition completed in 2001 and 2000 was accounted for under the purchase method of accounting; accordingly, the results of their operations are included in the accompanying financial statements since the respective dates of the acquisitions. The purchase prices were allocated on the basis of estimates of the fair values of assets acquired and liabilities assumed. The preliminary allocation of purchase prices, subject primarily to the completion of fixed asset and intangible asset valuations, is outlined below.

   In October 2001, the Company completed the acquisition of Degussa Dental Group ("Degussa Dental"), a unit of Degussa AG, pursuant to the May 2001 Sale and Purchase Agreement. The preliminary purchase price for Degussa Dental was 548 million Euros or $503 million, which was paid at closing. The preliminary purchase price is subject to increase or decrease, based on certain working capital levels of Degussa Dental as of October 1, 2001. The Company expects that the final purchase price will be approximately 576 million Euros or $530 million, excluding restructuring and other costs associated with the acquisition of approximately $8.0 million. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the goodwill and indefinite lived intangible assets associated with this acquisition were not amortized. Degussa Dental manufactures and sells dental products, including precious metal alloys, ceramics and dental laboratory equipment, and chairside products. Headquartered in Hanau-Wolfgang, Germany since 1992, Degussa Dental Group has production facilities throughout the world.

   In August 1996, the Company purchased a 51% interest in CeraMed Dental ("CeraMed") for $5 million with the right to acquire the remaining 49% interest. In March 2001, the Company entered into an agreement for an early buy out of the remaining 49% interest in CeraMed at a cost of $20 million, which was made in July 2001, with a potential contingent consideration ("earn-out") provision capped at $5 million. The earn-out is based on future sales of CeraMed products during the August 1, 2001 to July 31, 2002 time frame with any additional pay out due on September 30, 2002. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", the goodwill associated with the acquisition of the 49% interest was not amortized.

   Certain assets of Tulsa Dental Products LLC were purchased in January 1996 for $75.1 million, plus $5.0 million paid in May 1999 related to earn-out provisions in the purchase agreement based on performance of the acquired business. The purchase agreement provided for an additional earn-out payment based upon the operating performance of the Tulsa Dental business for one of the three two-year periods ending December 31, 2000, December 31, 2001 or December 31, 2002, as selected by the seller. The seller chose the two-year period ended December 31, 2000 and the final earn-out payment of $84.6 million was made in May 2001 resulting in an increase in goodwill.

   In  January  2001,  the  Company  agreed to acquire  the dental  injectible anesthetic assets of AstraZeneca ("AZ Assets"), including permanent, exclusive and royalty-free licensing rights to the dental products and tradenames, for $136.5 million and royalties on future sales of a new anesthetic product for scaling and root planing, Oraqix(TM) ("Oraqix"), that was in Stage III clinical trials at the time of the agreement. The $136.5 million purchase price was composed of the following: an initial $96.5 million  payment  which  was made at  closing  in March  2001;  a $20  million contingency payment associated with the first year sales of injectible dental anesthetic which has been accrued in 2001 and will be paid in the first quarter of 2002; a $10 million payment upon submission of an Oraqix New Drug Application ("NDA") in the U.S., and Marketing Authorization Application ("MAA") in Europe for the Oraqix product under development; and a $10 million payment upon approval of the NDA and MAA. Because the Oraqix product has not received regulatory approvals for its use, payments made with respect to this product prior to approval are considered to be research and development costs and are expensed as incurred. After an analysis of the available clinical data, the Company concluded that the Oraqix product does not provide pain relief equivalent to that provided by injectible anesthetic. As a result, the Company renegotiated the contract to require a $2.0 million payment upon submission of the NDA and MAA, an $8.0 million payment and a $10.0 million prepaid royalty upon approval of both applications. The $2.0 million payment was accrued and expensed during the fourth quarter of 2001 (see Note 13).

      In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent") for 220 million German marks or $106 million ($105 million, net of cash acquired). Headquartered in Mannheim, Germany, Friadent is a major global dental implant manufacturer and marketer with subsidiaries in Germany, France, Denmark, Sweden, the United States, Switzerland, Brazil, and Belgium.


D15

   The acquisitions above were accounted for under the purchase method of accounting; accordingly, the results of their operations are included in the accompanying financial statements since the respective dates of the acquisitions. The purchase prices plus direct acquisition costs have been allocated on the basis of estimated fair values at the dates of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The acquisition costs for Tulsa and Ceramed were allocated to goodwill. The preliminary purchase price allocations for Degussa Dental, Friadent and the AZ Assets are as follows:


                                                         Degussa
                                                          Dental       Friadent     AZ Assets
                                                                    (in thousands)

Current assets                                          $ 173,537    $  16,244        $ -
Property, plant and equipment                              45,979        4,184        1,082
Identifiable intangible assets and costs in excess of
  fair value of net assets acquired                       396,099      114,085      123,945 *
Other long-term assets                                      8,655        1,119          -
Current liabilities                                       (86,987)     (27,553)      (5,680)
Other long-term liabilities                               (34,336)      (3,054)         -
                                                        $ 502,947    $ 105,025    $ 119,347

* Includes accrual made for the earn-out payment of $20.6 million.

   Unaudited pro forma results of operations assume the acquisitions made during 2001 had occurred on January 1, 2000 and are presented below. No effect has been given in this pro forma information for any of the acquisitions made during 2000 as their effect would not be significant. Though useful for comparison, these pro forma results are not intended to reflect actual earnings had the acquisitions occurred on the dates indicated and are not a projection of future results or trends.



                                                                                 Pro Forma
                                                                                  Results
                                                     As Reported                (Unaudited)
                                                      (in thousands, except per share amounts)
Year ended December 31, 2001

Net sales                                           $ 1,129,094                $ 1,449,141
Net income                                              121,496                    121,137

Earnings per common share
     Basic                                               $ 1.56                     $ 1.56
     Diluted                                               1.54                       1.54


Year ended December 31, 2000

Net sales                                             $ 889,796                $ 1,455,289
Net income                                              101,016                     86,357

Earnings per common share
     Basic                                               $ 1.30                     $ 1.11
     Diluted                                               1.29                       1.10





D15

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

   In August 2000, the Company acquired a 51% interest in ESP, LLC ("ESP"), located in New Orleans, Louisiana, for $2.5 million. ESP manufactures and markets the Chimal product lines of lotions and creams to the worldwide dental, medical, automotive, cosmetology, industrial and food markets. The Chimal skin shield contains ingredients that bond to the skin and seal out irritants such as chemicals and solvents while sealing in natural moisturizers.

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

   No acquisitions were completed in 1999.

   In January 2002, the Company acquired the partial denture business of Austenal Inc., in a cash transaction valued at approximately $23.8 million, including debt assumed. Headquartered in Chicago, Illinois, Austenal manufactures dental laboratory products and is the world leader in the manufacture and sale of systems used by dental laboratories to fabricate partial dentures.

   In March 2001, the Company sold InfoSoft, LLC to PracticeWorks, Inc. InfoSoft, LLC, a wholly owned subsidiary of the Company, that developed and sold software and related products for dental practice management. PracticeWorks is the dental software management and dental claims processing company which was spun-off by Infocure Corporation. In the transaction, the Company received 6.5% convertible preferred stock in PracticeWorks, with a fair value of $32 million. This investment plus accrued dividends to date are included in "Other noncurrent assets". These preferred shares are convertible into approximately 1.0 million shares of PracticeWorks common stock. If not previously converted, the preferred shares are redeemable for cash after 5 years. This sale resulted in a $23.1 million pretax gain which is included in "Other (income) expense, net". The Company will measure recoverability on this investment on a periodic basis.



D15

NOTE 4 - SEGMENT AND GEOGRAPHIC INFORMATION


   The Company follows Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about reporting segments in financial statements. The Company has four operating segments that report to the chief operating decision maker. Each of the operating segments cover a wide range of product and geographic responsibility. These operating segments are aggregated into one reportable segment for purposes of SFAS 131. Substantially all of the Company's operating segments do business as a designer, manufacturer and distributor of dental products. Dental products represented approximately 97%, 95% and 94% of sales in 2001, 2000 and 1999, respectively.

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

   The following table sets forth information about the Company's operations in different geographic areas for 2001, 2000 and 1999. Net sales reported below represents revenues from external customers of operations resident in the country or territory identified. Assets by geographic area are those used in the operations in the geographic area.


                                                   United                               Other
                                                   States            Germany           Foreign         Consolidated
                                                                          (in thousands)


2001
Net sales                                        $ 627,358          $156,595         $ 345,141         $ 1,129,094
Long-lived assets                                  138,380            66,756            91,584             296,720

2000
Net sales                                        $ 560,692           $57,989         $ 271,115           $ 889,796
Long-lived assets                                   87,314            42,049            66,519             195,882

1999
Net sales                                        $ 509,004           $65,688         $ 261,746           $ 836,438
Long-lived assets                                   82,768            43,932            66,454             193,154


     The following table presents sales information by product for the Company:


                                                           Year Ended December 31,

                                                    2001              2000             1999
                                                               (in thousands)

Consumables and small equipment                $ 1,008,133          $765,751         $ 716,519
Heavy equipment                                     81,913            76,374            71,867
Other                                               39,048            47,671            48,052
                                               $ 1,129,094          $889,796         $ 836,438

   Third party export sales from the United States are less than ten percent of consolidated net sales. One customer, a distributor, accounted for 11%, 14% and 13% of consolidated net sales in 2001, 2000 and 1999, respectively. Another customer, a distributor, accounted for 9% of consolidated net sales in 2001 and 10% in 2000 and 1999.



D15

NOTE 5 - INVENTORIES

   Inventories consist of the following:

                                                           December 31,
                                                      2001              2000
                                                          (in thousands)
Finished goods                                     $119,030           $ 84,436
Work-in-process                                      35,539             22,102
Raw materials and supplies                           42,885             26,766

                                                   $197,454           $133,304


NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of the following:

                                                              December 31,
                                                        2001             2000
                                                           (in thousands)
Assets, at cost:
     Land                                             $19,752           $14,525
     Buildings and improvements                       128,053            87,381
     Machinery and equipment                          262,265           170,141
     Construction in progress                          20,566            13,211
                                                      430,636           285,258
     Less:  Accumulated depreciation                  189,746           103,917

                                                     $240,890          $181,341




D15

NOTE 7 - IDENTIFIABLE INTANGIBLE ASSETS

   Identifiable intangible assets consist of the following:

                                                          December 31,
                                                      2001             2000
                                                         (in thousands)

Patents                                            $ 64,514         $ 47,605
Trademarks                                           64,710           31,737
Licensing agreements                                150,477           29,733
Other                                                44,961           34,922
                                                    324,662          143,997
Less:  Accumulated amortization                      75,772           63,267
                                                   $248,890         $ 80,730


NOTE 8 - ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                            December 31,
                                                        2001             2000
                                                           (in thousands)
Payroll, commissions, bonuses and
  other cash compensation                             $39,139         $ 20,129
Employee benefits                                      15,458            7,893
General insurance                                      13,886           12,052
Sales and marketing programs                           21,533            7,428
Restructuring and other costs                          24,497            6,897
Earn-out related to the AZ Asset purchase              20,622                -
Other                                                  59,222           33,659
                                                    $ 194,357         $ 88,058




D15

NOTE 9 - FINANCING ARRANGEMENTS

Short-Term Borrowings

   Short-term bank borrowings amounted to $3.5 million and $0.4 million at December 31, 2001 and 2000, respectively. The weighted average interest rates of these borrowings were 3.3% and 8.61% at December 31, 2001 and 2000, respectively. Unused lines of credit for short-term financing at December 31, 2001 and 2000 were $66.9 million and $54.7 million, respectively.
Substantially all short-term borrowings were classified as long-term as of December 31, 2001 and 2000, reflecting the Company's intent and ability to refinance these obligations beyond one year and are included in the table below. Substantially all unused lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institution. Interest is charged on borrowings under these lines of credit at various rates, generally below prime or equivalent money rates.

Long-Term Borrowings

                                                                                                    December 31,
                                                                                               2001              2000
                                                                                                   (in thousands)
$250 million multi-currency revolving credit agreement expiring May 2006,
  Japanese yen 1.3 billion at 0.63%, Swiss francs 230.0 million at 2.52%                       $ 147,028        $     -

$250 million multi-currency revolving credit agreement expiring May 2002,
  Japanese yen 7.3 billion at 0.65%                                                               55,338              -

Prudential Private Placement Notes, Swiss franc denominated,  84.4 million at 4.56% and
  82.5 million at 4.42% maturing March 2007, 80.4 million at 4.96% maturing October 2006         147,489              -

ABN Private Placement Note, Japanese yen 6.2 billion at 1.39% maturing December 2005              47,527              -

Euro 350.0 million Eurobonds at 5.75% maturing December 2006                                     303,563              -

$200 million commercial paper facility rated A/2-P/2 U.S. dollar borrowings at 2.30%               6,650              -

$175 million multi-currency revolving credit agreement expiring October 2002                           -          92,105

$20 million bank multi-currency revolving credit agreement expiring October 2001                       -           8,031

Other borrowings, various currencies and rates                                                   20,061            9,740
                                                                                                 727,656         109,876
Less: Current portion (included in notes payable and
           current portion of long-term debt)                                                     4,132              376
                                                                                              $ 723,524         $ 109,500

     The table below reflects the contractual maturity dates of the various borrowings at December 31, 2001. The borrowings contractually due in 2002 have been classified as long-term due to the Company's intent and ability to renew or refinance these obligations beyond 2002.

2002                                                               $ 214,282
2003                                                                  23,568
2004                                                                  17,831
2005                                                                  49,971
2006 and thereafter                                                  417,872
                                                                   $ 723,524


D15

   In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million which converted a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements was 5.7% and fixed the rate for an average of five years. The U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million, which is being amortized over the remaining term of the related debt. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling Swiss franc 180 million which converts a portion of the Company's variable rate financing to fixed rates. The average fixed rate of these agreements is 3.3% and fixes the rate for an average of four years. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 3.2%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar. DENTSPLY Sankin, the Company's Japanese subsidiary acquired in the Degussa transaction, has an interest rate swap with a notional amount of Japanese yen 70 million to convert its variable rate debt into fixed rate of 2.9% which matures in December 2002.

   In May 2001, the Company replaced and increased its multiple revolving credit agreements with a single agreement providing a total available credit of $500 million with participation from thirteen banks. The revolving credit agreements contain certain affirmative and negative covenants as to the operations and financial condition of the Company, the most restrictive of which pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. The Company pays a facility fee of 0.125 % annually on the amount of the commitment under the $250 million five year facility and 0.10 % annually under the $250 million 364-day facility. Interest rates on amounts borrowed under the facility will depend on the maturity of the borrowing, the currency borrowed, the interest rate option selected, and the Company's long-term credit rating from Moody's and Standard and Poors.

   The $250 million 364-day facility A may be extended, subject to certain conditions, for additional periods of 364 days, which the Company intends to extend annually. The entire $500 million revolving credit agreement has a usage fee of 0.125 % annually if utilization exceeds 50% of the total available facility.

   The $200 million commercial paper facility has utilization, dealer, and annual appraisal fees which on average cost 0.11 % annually. The $250 million 364-day revolving credit facility A acts as back-up credit to this commercial paper facility. The total available credit under the commercial paper facility and the 364-day facility is $250 million. The short-term commercial paper borrowings were classified as long-term, as of December 31, 2001, reflecting the Company's intent and ability to renew these obligations beyond 2002.

   In March 2001, the Company issued Series A and B private placement notes to Prudential Capital Group totaling Swiss francs 166.9 million ($100 million) at an average rate of 4.49% with six year final maturities. The notes were issued to finance the acquisition of the AZ Assets. In October 2001 the Company issued a Series C private placement note to Prudential Capital Group for Swiss francs 80.4 million ($50 million) at rate of 4.96% with a five year final maturity. The series A and B notes were also amended to increase the interest rate by 30 basis points, reflecting the Company's higher leverage. In December 2001, the Company issued a private placement note through ABN AMRO for Japanese yen 6.2 billion ($50 million) at rate of 1.39% with a four year final maturity. The Series C note and the ABN note were issued to partially finance the Degussa Dental acquisition.

   The Company issued 350 million Eurobonds with a coupon of 5.75%, maturing December 2006 at an effective yield of 5.89%. These bonds were issued to partially finance the Degussa Dental acquisition.



D15

NOTE 10 - STOCKHOLDERS' EQUITY

   The Board of Directors authorized the repurchase of 1.5 million, 6.0 million and 0.8 million shares of common stock for the years ended December 31, 2001, 2000 and 1999, respectively, on the open market or in negotiated transactions. Each of these authorizations to repurchase shares expired on December 31 of the respective years. The Company repurchased 37,500 shares for $0.9 million, 2.2 million shares for $40.1 million and 0.3 million shares for $3.9 million in 2001, 2000 and 1999, respectively.

   A former Chairman of the Board holds options to purchase 45,000 shares of common stock at an exercise price of $14.83, which was equal to the market price on the date of grant. The options are exercisable at any time through January 2004.

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

   The 1998 Plan authorized that 6.5 million shares of common stock, plus shares not granted under the 1993 Plan, may be granted under the plan, subject to adjustment as follows: each January, if 7% of the outstanding common shares of the Company exceed 6.5 million, the excess becomes available for grant under the plan. No further grants can be made under the 1993 Plan. The 1998 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Each non-employee director receives automatic NSOs to purchase 9,000 shares of common stock on the date he or she becomes a non-employee director and an additional 9,000 options on the third anniversary of the date the non-employee director was last granted an option. Grants of options to key employees are solely discretionary. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.


D15

   The following is a summary of the status of the Plans as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates:


                                           Outstanding                            Exercisable
                                 ---------------------------------     ----------------------------------

                                                      Weighted                              Weighted           Available
                                                       Average                               Average              for
                                                      Exercise                              Exercise             Grant
                                     Shares             Price             Shares              Price              Shares

December 31, 1998                     3,692,567           $ 15.46          2,041,451             $ 13.89          5,480,850
Authorized                                    -                                                                     641,316
Granted                               1,839,000             15.86                                                (1,839,000)
Exercised                              (310,449)            12.98                                                         -
Expired/Canceled                       (153,750)            16.78                                                   153,750

December 31, 1999                     5,067,368             15.72          2,401,523               14.95          4,436,916
Authorized                                    -                                                                      15,957
Granted                               1,377,600             24.43                                                (1,377,600)
Exercised                              (501,531)            14.75                                                         -
Expired/Canceled                       (151,194)            16.65                                                   151,194

December 31, 2000                     5,792,243             17.85          2,989,478               15.64          3,226,467
Authorized                                    -                                                                     250,730
Granted                               1,605,900             30.43                                                (1,605,900)
Exercised                              (497,813)            16.01                                                         -
Expired/Canceled                       (167,087)            18.47                                                  (167,087)

December 31, 2001                     6,733,243           $ 20.97          3,732,179             $ 16.76          1,704,210


     The following table summarizes information about stock options outstanding under the Plans at December 31, 2001:

                                                 Options Outstanding                            Options Exercisable
                                 ----------------------------------------------------    -----------------------------------

                                                        Weighted
                                       Number            Average                               Number
                                    Outstanding         Remaining          Weighted          Exercisable          Weighted
                                         at            Contractual          Average              at               Average
                                    December 31           Life             Exercise          December 31          Exercise
Exercise Price Range                    2001           (in years)            Price              2001               Price

 $10.01 - $13.33                        551,664               3.2            $ 12.35             551,664            $ 12.35
  13.34 -  16.67                      2,574,486               6.5              15.58           2,150,643              15.65
  16.68 -  20.00                        699,596               6.6              18.96             573,351              19.06
  20.01 -  23.33                        226,550               8.3              22.51              67,455              21.51
  23.34 -  26.67                      1,188,599               8.9              24.95             389,066              24.95
  26.68 -  30.00                         86,400               9.5              28.12                   -                  -
  30.01 -  33.33                      1,405,948               9.9              31.17                   -                  -

                                      6,733,243               7.5            $ 20.97           3,732,179            $ 16.76



D15

   The Company uses the Black-Scholes option pricing model to value option awards. The per share weighted average fair value of stock options and the weighted average assumptions used to determine these values are as follows:

                                                                           Year Ended December 31,
                                                                 2001               2000                 1999
Per share fair value                                          $ 11.47             $ 9.01                $ 6.16
Expected dividend yield                                          0.61%              0.75%                 1.04%
Risk-free interest rate                                          5.01%              5.37%                 6.16%
Expected volatility                                                33%                32%                   29%
Expected life (years)                                            5.50               5.50                  6.50


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


                                                                            Year Ended December 31,
                                                                 2001               2000                 1999
                                                                   (in thousands, except per share amounts)
Net income
  As reported                                                $ 121,496          $ 101,016              $ 89,863
  Pro forma under SFAS 123                                     115,359             96,402                86,703
Basic earnings per common share
  As reported                                                     1.56               1.30                  1.14
  Pro forma under SFAS 123                                        1.49               1.24                  1.10
Diluted earnings per common share
  As reported                                                     1.54               1.29                  1.13
  Pro forma under SFAS 123                                        1.46               1.23                  1.09



D15

NOTE 11 - INCOME TAXES

   The components of income before income taxes are as follows:

                                                                      Year Ended December 31,

                                                                2001            2000             1999
                                                                            (in thousands)
United States ("U.S.")                                        $136,135        $120,149         $111,038
Foreign                                                         48,992          31,647           26,981
                                                              $185,127        $151,796         $138,019


     The components of the provision for income taxes are as follows:

                                                                        Year Ended December 31,

                                                                 2001            2000             1999
                                                                            (in thousands)
Current:
     U.S. federal                                             $ 44,237        $ 34,291         $ 33,813
     U.S. state                                                  1,331           1,330            1,497
     Foreign                                                    11,612          10,910           11,252
     Total                                                      57,180          46,531           46,562

Deferred:
     U.S. federal                                               13,813           7,356           (1,943)
     U.S. state                                                  1,141             669             (274)
     Foreign                                                    (8,503)         (3,776)           3,811
     Total                                                       6,451           4,249            1,594

                                                              $ 63,631        $ 50,780         $ 48,156


     The reconcilation of the U.S. federal statutory tax rate to the effective rate is as follows:


                                                                            Year Ended December 31,

                                                                  2001            2000             1999

Statutory federal income tax rate                                 35.0  %         35.0  %          35.0  %
Effect of:
    State income taxes, net of federal benefit                     0.9             0.9              0.6
    Nondeductible amortization of goodwill                         1.0             1.2              1.4
    Foreign earnings at various rates                             (2.7)           (2.3)             1.5
    Foreign tax credit                                            (0.8)           (0.5)            (5.0)
    Foreign losses with no tax benefit                             0.5             0.8              0.9
    Extraterritorial income                                       (0.9)           (1.0)            (1.0)
    Tax exempt income                                                -            (0.7)               -
    Other                                                          1.4             0.1              1.5

Effective income tax rate                                         34.4  %         33.5  %          34.9  %



D15

     The tax effect of temporary differences giving rise to deferred tax assets and liabilities are as follows:

                                                                December 31, 2001                December 31, 2000

                                                              Current        Noncurrent        Current          Noncurrent
                                                               Asset           Asset            Asset             Asset
                                                            (Liability)     (Liability)      (Liability)       (Liability)
                                                                                   (in thousands)
Employee benefit accruals                                      $ 1,725         $ 7,711          $ 1,536            $ 5,023
Product warranty accruals                                        2,055               -            1,703                  -
Facility relocation accruals                                       107             217               15                217
Insurance premium accruals                                       4,145               -            4,402                  -
Restructuring and other cost accruals                            3,025           5,602              168             14,180
Differences in financial reporting and tax basis for:
     Inventory                                                   5,418               -              907                  -
     Property, plant and equipment                                   -         (23,866)               -            (23,107)
     Identifiable intangible assets                                  -         (16,151)               -            (13,985)
Other                                                           11,105          (1,011)           5,082              1,378
Tax loss carryforwards in foreign jurisdictions                      -           2,864                -              2,353
Valuation allowance for tax loss carryforwards                       -          (2,864)               -             (2,353)
                                                              $ 27,580        $(27,498)        $ 13,813          $ (16,294)

     Current and noncurrent deferred tax assets and liabilities are included in the following balance sheet captions:

                                                             December 31,
                                                          2001          2000
                                                              (in thousands)
Prepaid expenses and other current assets             $ 29,069        $ 16,554
Income taxes payable                                    (1,489)         (2,741)
Other noncurrent assets                                  5,028             526
Deferred income taxes                                  (32,526)        (16,820)


   Certain foreign subsidiaries of the Company have tax loss carryforwards of $28.8 million at December 31, 2001, of which $7.7 million expire through 2009 and $21.1 million may be carried forward indefinitely. The tax benefit of these tax loss carryforwards has been partially offset by a valuation allowance. The valuation allowance of $2.8 million and $2.4 million at December 31, 2001 and 2000, respectively, relates to foreign tax loss carryforwards for which realizability is uncertain. The change in the valuation allowances for 2001 and 2000 results primarily from the generation of additional foreign tax loss carryforwards.

   The Company has provided for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. Income taxes have not been provided on $132 million of undistributed earnings of foreign subsidiaries, which will continue to be reinvested. If remitted as dividends, these earnings could become subject to additional tax, however such repatriation is not anticipated. Any additional amount of tax is not practical to estimate, however, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. tax payable.




D15

NOTE 12 - BENEFIT PLANS

Defined Contribution Plans
   Substantially all of the employees of the Company and its subsidiaries are covered by government or Company-sponsored benefit plans. Total costs for Company-sponsored defined benefit, defined contribution and employee stock ownership plans amounted to $7.9 million in 2001, $5.1 million in 2000 and $5.3 million in 1999.

   The DENTSPLY Employee Stock Ownership Plan ("ESOP") is a non-contributory defined contribution plan that covers substantially all of the United States based non-union employees of the Company. Contributions to the ESOP for 2001, 2000 and 1999 were $2.1 million for each year. The Company makes annual contributions to the ESOP of not less than the amounts required to service ESOP debt. In connection with the refinancing of ESOP debt in March 1994, the Company agreed to make additional cash contributions totaling at least $1.7 million through 2003. Dividends received by the ESOP on allocated shares are either reinvested in participants' accounts or passed through to Plan participants, at the participant's election. Most ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. At December 31, 2001, the ESOP held 8.2 million shares, of which 7.5 million were allocated to plan participants and 0.7 million shares were unallocated and pledged as collateral for the ESOP debt. Unallocated shares were acquired prior to December 31, 1992 and are accounted for in accordance with Statement of Position 76-3. Accordingly, all shares held by the ESOP are considered outstanding and are included in the earnings per common share computations.

   The Company sponsors an employee 401(k) savings plan for its United States workforce to which enrolled participants may contribute up to IRS defined limits.

Defined Benefit Plans
   The Company maintains a number of separate contributory and non-contributory qualified defined benefit pension plans and other postretirement medical plans for certain union and salaried employee groups in the United States. Pension benefits for salaried plans are based on salary and years of service; hourly plans are based on negotiated benefits and years of service. Annual contributions to the pension plans are sufficient to satisfy legal funding requirements. Pension plan assets are held in trust and consist mainly of common stock and fixed income investments.

   The Company maintains defined benefit pension plans for its employees in Germany, Japan, The Netherlands, and Switzerland. These plans provide benefits based upon age, years of service and remuneration. The German plans are unfunded book reserve plans. Other foreign plans are not significant individually or in the aggregate. Most employees and retirees outside the United States are covered by government health plans.

Postretirement Healthcare
   The plans for postretirement healthcare have no plan assets. The postretirement healthcare plan covers certain union and salaried employee groups in the United States and is contributory, with retiree contributions adjusted annually to limit the Company's contribution to $21 per month per retiree for most participants who retired after June 1, 1985. The Company also sponsors unfunded non-contributory postretirement medical plans for a limited number of union employees and their spouses and retirees of a discontinued operation.


D15

   Reconciliations of changes in the above plans' benefit obligations, fair value of assets, and statement of funded status are as follows:


                                                                                            Other Postretirement
                                                           Pension Benefits                       Benefits
                                                     ------------------------------     -----------------------------
                                                             December 31,                       December 31,
                                                         2001             2000             2001             2000
                                                                             (in thousands)
Reconciliation of Benefit Obligation
Benefit obligation at beginning of year                  $ 60,781         $ 55,227          $ 7,552          $ 6,756
    Service cost                                            1,877            1,960              205              182
    Interest cost                                           3,548            3,072              539              542
    Participant contributions                                 813               60              391                -
    Actuarial losses                                        1,561            4,615              268            1,163
    Amendments                                                  -              358                -                -
    Acquisitions                                           19,540                -                -                -
    Effects of exchange rate changes                       (3,126)          (1,922)               -                -
    Benefits paid                                          (3,860)          (2,589)          (1,078)          (1,091)

Benefit obligation at end of year                        $ 81,134         $ 60,781          $ 7,877          $ 7,552

Reconciliation of Plan Assets
Fair value of plan assets at beginning of year           $ 41,183         $ 40,204              $ -              $ -
    Actual return on assets                                  (471)           1,498                -                -
    Acquisitions                                            4,751                -                -                -
    Effects of exchange rate changes                       (1,395)            (377)               -                -
    Employer contributions                                  2,327            1,832              687            1,091
    Participant contributions                                 813              615              391                -
    Benefits paid                                          (3,860)          (2,589)          (1,078)          (1,091)

Fair value of plan assets at end of year                 $ 43,348         $ 41,183          $     -          $     -


Reconciliation of Funded Status
    Actuarial present value of projected
      benefit obligations                                $ 81,134         $ 60,781          $ 7,877          $ 7,552
    Plan assets at fair value                              43,348           41,183                -                -

    Funded status                                         (37,786)         (19,598)          (7,877)          (7,552)
    Unrecognized transition obligation                      1,590            1,949                -                -
    Unrecognized prior service cost                           678              801                -                -
    Unrecognized net actuarial gain (loss)                  1,482           (3,406)          (2,450)          (1,914)

Unfunded benefit obligations at
  end of year                                            $(34,036)        $(20,254)        $(10,327)         $(9,466)



D15

      The amounts recognized in the accompanying Consolidated Balance Sheets are as follows:

                                                                      Other Postretirement
                                         Pension Benefits                   Benefits
                                    ---------------------------    ---------------------------
                                           December 31,                   December 31,
                                        2001            2000           2001            2000
                                                        (in thousands)
Other noncurrent liabilities         $ (43,589)     $ (29,492)      $ (10,327)      $ (9,466)
Other noncurrent assets                  8,669          8,567               -              -
Accumulated other
  comprehensive loss                       884            671               -              -

Unfunded benefit obligation at
  end of year                        $ (34,036)     $ (20,254)      $ (10,327)      $ (9,466)

     The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets was $43.6 million and $29.5 million at December 31, 2001 and 2000, respectively.

      Components of the net periodic benefit cost for the plans are as follows:

                                                                                            Other Postretirement
                                                Pension Benefits                                   Benefits
                                   -------------------------------------------    ------------------------------------------
                                          2001           2000            1999           2001           2000            1999
                                                                        (in thousands)
Service cost                           $ 1,877        $ 1,960         $ 2,090          $ 205          $ 182           $ 160
Interest cost                            3,548          3,072           3,170            539            542             488
Expected return on plan assets          (2,525)        (2,020)         (2,435)             -              -               -
Net amortization and deferral              287         (2,368)         (1,300)           (63)           174            (108)

Net periodic benefit cost              $ 3,187          $ 644         $ 1,525          $ 681          $ 898           $ 540


     The weighted average assumptions used in accounting for the Company's plans, principally in foreign locations, are as follows:


                                                                                            Other Postretirement
                                                Pension Benefits                                   Benefits
                                   -------------------------------------------    ------------------------------------------
                                          2001           2000            1999           2001           2000            1999
Discount rate                             4.4%           5.7%            5.6%           7.3%           7.0%            7.5%
Expected return on plan assets            5.0%           5.7%            5.0%            n/a            n/a             n/a
Rate of compensation increase             2.5%           3.5%            3.0%            n/a            n/a             n/a
Health care cost trend                     n/a            n/a             n/a           7.0%           7.0%            7.0%


     Assumed health care cost trend rates have an impact on the amounts reported for postretirement benefits. A one percentage point change in assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2001:


                                                                     Other Postretirement
                                                                           Benefits
                                                                  ---------------------------
                                                                    1% Increase    1% Decrease
                                                                        (in thousands)
Effect on total of service and interest cost components                  $ 86          $ (61)
Effect on postretirement benefit obligation                               804           (327)


D15

NOTE 13 - RESTRUCTURING AND OTHER COSTS (INCOME)

   Restructuring and other costs (income) consists of the following:


                                                                               Year Ended December 31,
                                                                     2001                  2000                 1999
                                                                                   (in thousands)
 Gain on pension plan termination                                 $ (8,486)              $     -                   $ -
 Gain on insurance settlement associated with fire                  (5,758)                    -                     -
 Costs related to the Oraqix agreement                               2,345                     -                     -
 Reversal of 1998 restucturing charge                                 (802)                    -                     -
 Restructuring and other costs                                      17,774                 2,702                     -
 German property settlement                                              -                (2,758)                    -
     Total restructuring and other costs (income)                  $ 5,073               $   (56)                  $ -


   The Company's subsidiary in the United Kingdom restructured its pension plans in the fourth quarter of 2001, simplifying its structure by consolidating its two separate defined contribution plans into one plan and terminating the other plan. An unallocated surplus of approximately $8.5 million existed in the terminated plan. As a result, these unallocated funds reverted back to the Company.

   On January 25, 2001, a fire broke out in one the Company's Swiss manufacturing facilities. The fire caused severe damage to a building and to most of the equipment it contained. The Company has received insurance proceeds for its destoyed equipment, and it expects some additional proceeds to be received by the second quarter of 2002 to settle the building damage. These payments resulted in the Company recognizing a net gain on the disposal of the destroyed equipment of approximately $5.8 million.

   As discussed in Note 3, the Company has agreed in 2001 to a payment of $2.0 million to AstraZenaca related to the submission of the Oraqix product New Drug Application in the U.S., and Marketing Authorization Application in Europe. Under the terms of the agreement, the Company expensed and accrued this payment and related estimated application costs as of December 31, 2001.

   In the fourth quarter of 1998, the Company recorded a restructuring charge of $42.5 million related to the discontinuance of the intra-oral camera business at the Company's New Image division located in Carlsbad, California. The charge included the write-off of certain intangible assets, including goodwill associated with the business, write-off of discontinued products, write-down of fixed assets and other assets, and severance and other costs associated with the discontinuance of the New Image division and closure of its facility. During 2001 this plan was completed and the remaining accrual balances of $0.8 million were reversed as a change in estimate.

   In the fourth quarter of 2001, the Company recorded a charge of $12.3 million for restructuring and other costs. The charge included costs of $6.0 million to restructure the Company's existing operations, primarily in Germany, Japan and Brazil, as a result of the integration with Degussa Dental. The primary effect of this plan is the elimination of duplicative functions created as a result of combining the Company's operations in these countries with those of Degussa Dental. Included in this charge were severance costs of $2.1 million, lease/contract termination costs of $1.1 and other restructuring costs of $0.2 million. In addition, the Company recorded $2.6 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan will result in the elimination of approximately 160 administrative and manufacturing positions in Germany, Japan and Brazil, substantially all of which remain to be eliminated as of December 31, 2001. The Company anticipates that most aspects of this plan will be completed by the fourth quarter of 2002. The remaining charge of $6.3 million involves impairment charges on intangible assets.




D15

   In the first quarter of 2001, the Company recorded a charge of $5.5 million related to reorganizing certain functions within Europe, Brazil and North America. The primary objectives of this reorganization were to consolidate duplicative functions and to improve efficiencies within these regions and are expected to contribute to future earnings. Included in this charge were severance costs of $3.1 million, lease/contract termination costs of $0.6 million and other restructuring costs of $0.8 million. These other costs are primarily for legal costs associated with the severance arrangements. In addition, the Company recorded $1.0 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan will result in the elimination of approximately 330 administrative and manufacturing positions in Brazil and Germany. At December 31, 2001, approximately 20 of these positions remain to be eliminated. The Company anticipates that most aspects of this plan will be completed by the first quarter of 2002.

   As part of combining Friadent and Degussa Dental with the Company, $14.1 million of liabilities were established through purchase price accounting for the restructuring of the acquired companies' operations in Germany, Brazil, the United States and Japan. These liabilities relate primarily to the elimination of duplicative functions created as a result of combining the companies. Included in this liability were severance costs of $11.9 million, lease/contract termination costs of $1.1 million and other restructuring costs of $1.1 million. This restructuring plan will result in the elimination of approximately 200 administrative and manufacturing positions in Germany, Brazil and the United States, substantially all of which remain to be eliminated as of December 31, 2001. The Company anticipates that most aspects of this plan will be completed by the fourth quarter of 2002.

   The major components of these restructuring charges and the amounts recorded through purchase price accounting and the remaining outstanding balances at December 31, 2001 are as follows:

                                                                            Amounts
                                                                           Recorded
                                                                            Through              Amounts            Balance
                                                          2001           Purchase Price          Applied          December 31,
                                                        Provisions          Accounting             2001                2001
Severance                                               $ 5,270             $ 11,929           $ (1,850)           $ 15,349
Lease/contract terminations                               1,682                1,071               (563)              2,190
Other restructuring costs                                   897                1,062                  -               1,959
Fixed asset impairment charges                            3,634                    -             (3,634)                  -
Intangible asset impairment charges                       6,291                    -             (6,291)                  -
                                                       $ 17,774             $ 14,062          $ (12,338)           $ 19,498


   During the fourth quarter, of 2000 the Company recorded a settlement of $2.8 million related to a claim against the German government in connection with the confiscation and subsequent sale of a property formally owned by the Company in Berlin, Germany.

   In the fourth quarter of 2000, the Company recorded a charge of $2.7 million related to the reorganization of its French and Latin American businesses. The primary focus of the reorganization was the consolidation of operations in these regions in order to eliminate duplicative functions. The Company anticipates that this plan will increase operational efficiencies and contribute to future earnings. Included in this charge were severance costs of $2.3 million and other costs of $0.4 million. The restructuring will result in the elimination of approximately 40 administrative positions, mainly in France. At December 31, 2001, approximately 5 of these positions remain to be eliminated. The Company anticipates that most aspects of this plan will be completed by the first quarter of 2002. The major components of this restructuring charge and the remaining outstanding balances follow:

                                                                           Amounts             Amounts             Balance
                                                        2000               Applied             Applied          December 31,
                                                      Provision             2000                2001                2001
                                                                                   (in thousands)
Severance                                             $ 2,299               $ (611)            $ (825)              $ 863
Other restructuring costs                                 403                    -               (403)                  -
                                                      $ 2,702               $ (611)          $ (1,228)              $ 863

D15

   In the second quarter of 1998, the Company rationalized and restructured the Company's worldwide laboratory business, primarily for the closure of the Company's German tooth manufacturing facility. All major aspects of the plan were completed in 1999, except for the disposition of the property and plant located in Dreieich, Germany, which has been written-down to its estimated fair value, but which has not been sold as of December 31, 2001. The Company continues active efforts to sell this idle property.


NOTE 14 - FINANCIAL INSTRUMENTS AND DERIVATIVES

Fair Value of Financial Instruments

   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt was $720.6 million versus its carrying value of $723.5 million as of December 31, 2001. The fair value was relatively similar to the carrying value since the fixed rate Eurobonds were effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and reflect current market rates. In addition, the face value of the Japanese yen private placement note approximates fair value as its issue date was December 28, 2001. The fixed rate Swiss franc denominated notes were the only debt instruments where the fair values were lower than the carrying values due to higher Swiss rates at December 31, 2001 versus the rates at issuance of the notes.

Adoption of SFAS 133

   Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board (FASB) in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. This statement, as amended, was adopted effective January 1, 2001, and as required, the Company recognized a cumulative adjustment for the change in accounting principle. This adjustment increased other current liabilities by $1.1 million and resulted in a cumulative loss, reflected in current earnings of $0.3 million ($0.2 million, net of tax), and a reduction in other comprehensive income of $0.8 million ($0.5 million, net of tax). The cumulative loss on adoption of SFAS 133 recognized in the income statement was recorded in "Other (income) expense, net" and was considered immaterial for presentation as a cumulative effect of a change in accounting principle.

Derivative Instruments and Hedging Activities

   The Company's activities expose it to a variety of market risks which primarily include the risks related to the effects of changes in foreign currency exchange rates, interest rates and commodity prices. These financial exposures are monitored and managed by the Company as part of its overall risk-management program. The objective of this risk management program is to reduce the potentially adverse effects that these market risks may have on the Company's operating results.

   A portion of the Company's borrowings and certain inventory purchases are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency transaction exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In addition, the Company's investments in foreign subsidiaries are denominated in foreign currencies, which creates exposures to changes in exchange rates. The Company uses debt denominated in the applicable foreign currency as a means of hedging some of this risk.


D15

   With the Company's significant level of long-term debt, changes in the interest rate environment can have a major impact on the Company's earnings, depending upon its interest rate exposure. As a result, the Company manages its interest rate exposure with the use of interest rate swaps, when appropriate, based upon market conditions.

   The manufacturing of some of the Company's products requires a significant volume of commodities with potentially volatile prices. In order to limit the unanticipated earnings fluctuations from such volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs.

Cash Flow Hedges

   The Company uses interest rate swaps to convert a portion of its variable rate debt to fixed rate debt. In January 2000, the Company entered into an interest rate swap agreement with notional amounts totaling 50 million Swiss francs which converts a portion of the Company's variable rate Swiss franc financing to a fixed rate of 3.4% for a period of three years. In February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 130 million Swiss francs which converts a portion of the Company's variable rate financing to an average fixed rate of 3.3% for an average period of four years. In addition, the Company's Japanese subsidiary acquired in the Degussa Dental transaction, has an interest rate swap agreement with notional amounts totaling 70 million Japanese yen which converts a portion of its variable rate Japanese yen financing to a fixed rate of 2.9% through December 2002.

   The Company selectively enters into commodity price swaps to convert variable raw material costs to fixed. In August 2000, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2001. The average fixed rate of this agreement was $5.10 per troy ounce. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement is $4.20 per troy ounce. The Company generally hedges between 33% and 67% of its projected annual silver needs.

   For the year ended December 31, 2001, the Company recognized a net loss of $0.4 million in "Other expense (income), net", which represented the total ineffectiveness of all cash flow hedges.

   As of December 31, 2001, $0.1 million of deferred net losses on derivative instruments recorded in accumulated other comprehensive income are expected to be reclassified to current earnings during the next twelve months. Transactions and events that are expected to occur over the next twelve months that will necessitate such a reclassification include: the sale of inventory that includes previously hedged purchases of silver and the amortization of a portion of the net deferred loss on interest rate swaps terminated as part of a swap restructuring in February 2001, which is being amortized over the remaining term of the underlying loan being hedged. The maximum term over which the Company is hedging exposures to variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is eighteen months.

Fair Value Hedges

   The Company also uses interest rate swaps to convert a portion of its fixed rate debt to variable rate debt. In addition cross currency basis swaps are used to convert debt denominated in one currency to another currency. In December 2001, the Company completed two integrated transactions where it entered into an interest rate swap agreement with notional amounts totalling Euro 350 million which converted its 5.75% coupon, fixed rate Eurobond financing into variable rate Euro denominated financing and it then entered into a cross currency basis swap which converted this variable based Euro denominated financing to variable based U.S. dollar financing at a current rate of 3.2%.



D15

Hedges of Net Investments in Foreign Operations

   The Company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to the volatility in currency exchange rates. Currently, the Company uses non-derivative financial instruments (debt at the parent company level) to hedge some of this exposure. The translation gains and losses related to the net assets of the foreign subsidiaries are offset by gains and losses in the parent company's debt obligations. At December 31, 2001, the Company had Swiss franc denominated and Japenese yen denominated debt (at the parent company level) to hedge the currency exposure related to the net assets of its Swiss and Japanese subsidiaries.

   For the year ended December 31, 2001, $10.9 million of net gains related to this foreign currency denominated debt were included in the Company's foreign currency translation adjustment.

Other

   As of December 31, 2001, the Company had recorded the fair value of derivative instrument assets of $2.7 million in "Prepaid expenses and other current assets" and $0.3 million in "Other noncurrent assets" on the balance sheet. The Company recorded the fair value of derivative instrument liabilities of $1.4 million in "Accounts payable" and $14.1 million in "Other noncurrent liabilities" on the balance sheet.

   In accordance with SFAS 52, "Foreign Currency Translation", the Company utilizes long-term intercompany loans to eliminate foreign currency transaction exposures of certain foreign subsidiaries. Net gains or losses related to these long-term intercompany loans, those for which settlement is not planned or anticipated in the foreseeable future, are included in the Company's foreign currency translation adjustment.

Precious Metal Lease Agreement

   As of December 31, 2001, the Company leased $59.6 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded as cost of goods sold. The terms of the leases are less than one year, and the average lease rate at December 31, 2001 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and smooth the effects of commodity price volatility.


NOTE 15 - COMMITMENTS AND CONTINGENCIES

Leases
   The Company leases automobiles and certain office, warehouse, machinery and equipment and manufacturing facilities under non-cancelable operating leases. These leases generally require the Company to pay insurance, property taxes and other expenses related to the leased property. Total rental expense for all operating leases was $13.0 million for 2001, $10.5 million for 2000, and $10.3 million for 1999.

   Rental commitments, principally for real estate (exclusive of taxes, insurance and maintenance), automobiles and office equipment amount to:
$12.8 million for 2002, $9.6 million for 2003, $6.7 million for 2004, $4.0 million for 2005, $3.4 million for 2006, and $13.2 million thereafter.



D15

Litigation
   DENTSPLY and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company believes that pending litigation to which DENTSPLY is a party will not have a material adverse effect upon its consolidated financial position or results of operations.

   In June 1995, the Antitrust Division of the United States Department of Justice initiated an antitrust investigation regarding the policies and conduct undertaken by the Company's Trubyte Division with respect to the distribution of artificial teeth and related products. On January 5, 1999 the Department of Justice filed a complaint against the Company in the U.S. District Court in Wilmington, Delaware alleging that the Company's tooth distribution practices violate the antitrust laws and seeking an order for the Company to discontinue its practices. Three follow on private class action suits on behalf of dentists, laboratories and denture patients in seventeen states, respectively, who purchased Trubyte teeth or products containing Trubyte teeth, were filed and transferred to the U.S. District Court in Wilmington, Delaware. The class action filed on behalf of the dentists has been dismissed by the plaintiffs. The private party suits seek damages in an unspecified amount. The Company filed motions for summary judgment in all of the above cases, which were argued to the court in December 2000. The Court denied the Company's motion for summary judgment regarding the Department of Justice action, granted the motion on the lack of standing of the patient class action and granted the motion on the lack of standing of the laboratory class action to pursue damage claims. In an attempt to avoid the effect of the Court's ruling, the attorneys for the laboratory class action filed a new complaint naming DENTSPLY and its dealers as co-conspirators with respect to DENTSPLY's distribution policy. The Company filed a motion to dismiss this re-filed complaint. The Court again granted DENTSPLY's motion on the lack of standing of the laboratory class action to pursue damage claims. The attorneys for the patient class have also filed a new action to avoid the effect of the Court's ruling.
This action is filed in the U.S. District Court in Delaware. Four private party class actions on behalf of indirect purchasers were filed in California state court. These cases are based on allegations similar to those in the Department of Justice case. In response to the Company's motion, these cases have been consolidated in one Judicial District in Los Angeles. It is the Company's position that the conduct and activities of the Trubyte division do not violate the antitrust laws.

Other
   The Company has no material non-cancelable purchase commitments.

   The Company has employment agreements with its executive officers. These agreements generally provide for salary continuation for a specified number of months under certain circumstances. If all of the employees under contract were to be terminated by the Company without cause (as defined), the Company's liability would be approximately $10.1 million at December 31, 2001.


 NOTE 16 - SUBSEQUENT EVENTS

   On December 12, 2001, the Board of Directors approved a three-for-two split of the Company's common stock. The stock split was effective Jaunuary 31, 2002.
   The effect of the stock split has been recognized retroactively in the stockholders' equity accounts on the balance sheets as of December 31, 2001 and in all share and per share data in the accompanying financial statements and notes to financial statements. Stockholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par to the common stock account.


D15

NOTE 17 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                               First      Second        Third        Fourth      Total
                                              Quarter     Quarter      Quarter       Quarter     Year
                                                         (in thousands, except per share amounts)

2001

Net sales                                  $  245,669   $  254,635   $  253,501   $  375,289   $1,129,094
Gross profit                                  129,814      133,727      132,385      173,745      569,671
Operating income                               34,921       44,336       44,410       54,696      178,363
Net income                                     34,326       27,404       25,919       33,847      121,496

Earnings per common share-basic            $     0.44   $     0.36   $     0.33   $     0.43   $     1.56
Earnings per common share-diluted                0.44         0.34         0.33         0.43         1.54
Cash dividends declared per common share      0.04583      0.04583      0.04583      0.04584      0.18333

2000

Net sales                                  $  213,956   $  224,788   $  216,699   $  234,353   $  889,796
Gross profit                                  110,475      118,431      112,260      122,428      463,594
Operating income                               36,740       39,731       38,137       49,308      163,916
Net income                                     22,193       24,627       23,335       30,861      101,016

Earnings per common share-basic            $     0.28   $     0.32   $     0.30   $     0.40   $     1.30
Earnings per common share-diluted                0.28         0.32         0.29         0.40         1.29
Cash dividends declared per common share      0.04167      0.04167      0.04167      0.04582      0.17083



D15

Supplemental Stock Information

   The common stock of the Company is traded on the NASDAQ National Market under the symbol "XRAY". The following table sets forth high, low and closing sale prices of the Company's common stock for the periods indicated as reported on the NASDAQ National Market:

                                               Market Range of Common Stock

                                                                                  Period-end              Cash
                                                                                   Closing              Dividend
                                           High                  Low                Price               Declared

          2001
First Quarter                            $ 26.67               $ 21.67             $ 24.33             $0.04583
Second Quarter                             31.07                 23.33               29.57              0.04583
Third Quarter                              31.63                 26.01               30.63              0.04583
Fourth Quarter                             34.69                 28.62               33.47              0.04584

          2000
First Quarter                            $ 19.25               $ 15.42             $ 18.92             $0.04167
Second Quarter                             21.75                 16.75               20.54              0.04167
Third Quarter                              24.92                 19.67               23.29              0.04167
Fourth Quarter                             28.92                 20.59               26.08              0.04582

          1999
First Quarter                            $ 18.33               $ 14.29             $ 15.50             $0.03750
Second Quarter                             19.42                 14.21               19.25              0.03750
Third Quarter                              19.54                 13.67               15.17              0.03750
Fourth Quarter                             16.50                 13.96               15.75              0.04167

All amounts reflect the 3-for-2 stock split effective January 31, 2002.

     The Company estimates, based on information supplied by its transfer agent, that there are approximately 26,500 holders of common stock, including 456 holders of record.


D15