Form 10-K, Exhibit 13
period 2002-12-31
DENTSPLY INTERNATIONAL INC /DE/
filed 2003-03-28
CIK 818479

EXHIBIT 13 - Pages 9 through 47 of the Company's Annual Report to Shareholders for fiscal year 2002


DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

                                                                               Year ended December 31,

                                                            2002            2001          2000          1999          1998
                                                                      (dollars in thousands, except per share amounts)
Statement of Income Data:
  Net sales                                              $ 1,513,742     $1,132,968     $ 889,796     $ 836,438     $ 800,456
  Net sales without precious metal content                 1,326,653      1,082,323       889,796       836,438       800,456
  Gross profit                                               732,899        568,520       462,771       430,972       415,286
  Restructuring and other costs (income)                      (2,732)         5,073           (56)          -          71,500
  Operating income                                           256,500        176,045       161,422       147,229        67,216
  Income before income taxes                                 220,985        185,127       151,796       138,019        55,101

  Net income                                               $ 147,952      $ 121,496     $ 101,016      $ 89,863      $ 34,825

Earnings per Common Share:
  Net income-basic                                            $ 1.89         $ 1.56        $ 1.30        $ 1.14        $ 0.44
  Net income-diluted                                            1.85           1.54          1.29          1.13          0.43
  Cash dividends declared per
    common share                                           $ 0.18400      $ 0.18333     $ 0.17083     $ 0.15417     $ 0.14000

Weighted Average Common Shares Outstanding:
  Basic                                                       78,180         77,671        77,785        79,131        79,995
  Diluted                                                     79,994         78,975        78,560        79,367        80,396

Balance Sheet Data:
  Working capital                                          $ 175,256      $ 125,726     $ 157,316     $ 138,448     $ 128,076
  Total assets                                             2,087,033      1,798,151       866,615       863,730       895,322
  Total debt                                                 774,373        731,158       110,294       165,467       233,761
  Stockholders' equity                                       835,928        609,519       520,370       468,872       413,801
  Return on average stockholders' equity                       20.5%          21.5%         20.4%         20.4%          8.3%
  Long-term debt to total capitalization                       47.9%          54.3%         17.4%         23.7%         34.4%

Other Data:
  Depreciation and amortization                             $ 43,859       $ 54,334      $ 41,359      $ 39,624      $ 37,474
  Capital expenditures                                        57,454         49,337        28,425        33,386        31,430
  Property, plant and equipment, net                         313,178        240,890       181,341       180,536       158,998
  Goodwill and other intangibles, net                      1,134,506      1,012,160       344,753       349,421       346,073
  Interest expense, net                                       27,385         18,256         6,797        12,252        11,532
  Cash flows from operating activities                       172,983        211,068       145,622       125,877        96,323
  Inventory days                                                 100             93           114           122           132
  Receivable days                                                 49             46            52            52            55
  Income tax rate                                              33.0%          34.4%         33.5%         34.9%         36.8%



D16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Certain statements made by the Company, including without limitation, statements containing the words "plans", "anticipates", "believes", "expects", or words of similar import may be deemed to be forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may materially affect the Company's business and prospects, and should be read in conjunction with the risk factors and uncertainties discussed within Item I,
Part I of the Company's Annual Report on Form 10-K.

   In January 2002, the Company acquired the partial denture business of Austenal Inc. ("Austenal"), and in 2001 the Company made three significant acquisitions. In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent"), a global dental implant manufacturer and marketer. In March 2001, the Company acquired the dental injectible anaesthetic assets of AstraZeneca ("AZ Assets"). In October 2001, the Company acquired the Degussa Dental Group ("Degussa Dental"), a manufacturer and seller of dental products, including precious metal alloys, ceramics, dental laboratory equipment and chairside products. The details of these transactions are discussed in Note 3 to the Consolidated Financial Statements. The results of these acquired companies have been included in the consolidated financial statements since the dates of acquisition. These acquisitions, accounted for using the purchase method, significantly impact the comparability between years.

   A significant portion of DENTSPLY's net sales is comprised of sales of precious metals generated through its precious metal alloy product offerings. Due to the fluctuations of precious metal prices and because the precious metal content of the Company's sales is largely a pass-through to customers and has minimal effect on earnings, DENTSPLY reports sales both with and without precious metals to show the Company's performance independent of precious metal price volatility and to enhance comparability of performance between periods.Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.

RESULTS OF OPERATIONS, 2002 COMPARED TO 2001

Net Sales

   Net sales in 2002 increased $380.8 million, or 33.6%, to $1,513.7 million. Net sales, excluding precious metals, increased $244.3 million, or 22.6%, to $1,326.7 million. The growth in sales, excluding the precious metal content, was driven by internal growth of 6.8%, 14.6% growth from acquisitions and a 1.2% positive impact from currency translation as several major currencies strengthened against the U.S. dollar during the year. The sales growth in 2002, excluding precious metal content, in total and by region is as follows:

                                                     Sales Growth By Region
                                               (excluding precious metal content)
                                  -------------------------------------------------------------

                                      Total           United                       All Other
                                   Consolidated       States        Europe          Regions

Internal growth                             6.8%          9.1%            5.4%            2.7%
Acquisition growth                         14.6%          4.5%           33.0%           16.3%
Foreign currency translation                1.2%          0.1%            5.6%           -2.0%
                                           22.6%         13.7%           44.0%           17.0%




D16

   Internal sales growth was strongest in the United States at 9.1%, while Europe grew 5.4% organically. The Company also continued to experience strong internal growth in the Pacific Rim and Asia (excluding Japan). Internal growth was most notable in implants, endodontics, orthodontics, other consumables, intra-oral cameras and digital x-ray systems. The laboratory side of the business was the weakest, particularly in Europe where economic conditions appear to be reducing demand for high-end procedures that are deferrable by the patient.

****
Graph titled "2002 Geographic Sales"

Information disclosed:
                                                            % of
Region                                                      Sales
United States                                                  45%
Europe                                                         37%
Japan                                                           5%
Pacific Rim and Asia                                            3%
Latin America                                                   4%
Other Regions                                                   6%
****

****
Graph titled "2002 Product Distribution"

Information disclosed:

                                                              % of
Product Category                                              Sales
Consumables and Small Equipment                                92%
Heavy Equipment                                                 6%
Non-Dental                                                      2%
****


   Internal sales growth for heavy equipment, including x-ray equipment and intra-oral cameras, was 8.5% in 2002 while internal sales growth for consumable and small equipment, including laboratory products, was 7.1%. These increases were offset slightly by softening sales of non-dental products.

Gross Profit

   Gross profit was $732.9 million in 2002 compared to $568.5 million in 2001, an increase of $164.4 million, or 28.9%. Gross profit, including precious metals, represented 48.4% of net sales in 2002 compared to 50.2% in 2001. The decline in 2002 is due to the inclusion of the Degussa Dental business for a full year versus just one quarter in 2001 and the corresponding relatively high precious metal content of these sales. Gross profit for 2002, excluding precious metal content, represented 55.2% of net sales compared to 52.5% in 2001. The gross profit margin in 2002, excluding the precious metals pass through, benefited from new product introductions, a favorable product mix, and the integration and restructuring benefits related to acquisitions completed over the past several years. The 2001 period included the negative impact of the amortization of the Friadent and Degussa Dental inventory step-ups recorded in connecton with purchase price accounting. The Company continues to drive projects, including lean manufacturing, waste elimination and centralized warehousing, focused on improving our operating processes and product flows. These efforts not only strengthen our gross profit percentage and reduce inventory levels, but also improve our overall competitive advantage.



D16

****
Graph titled "Gross Profit Percentage"

Information disclosed:
                                                         Gross Profit
Year                                                      Percentage
1998                                                         51.9%
1999                                                         51.5%
2000                                                         52.0%
2001                                                         52.5%
2002                                                         55.2%

Footnote:

Excludes precious metals content of net sales.
****

Operating Expenses

   Selling, general and administrative ("SG&A") expense increased $91.7 million, or 23.7%, to $479.1 million in 2002 from $387.4 million in 2001. As a percentage of sales, including precious metals, SG&A expenses decreased to 31.7% compared to 34.2% in 2001. This decrease is mainly due to the discontinuation of goodwill and indefinite-lived intangible asset amortization in 2002, which in 2001 amounted to $17.8 million ($14.0 million, net of tax). As a percentage of sales, excluding precious metals, SG&A expenses increased to 36.1% compared to 35.8% in 2001. This increase was primarily driven by the inclusion of the Degussa Dental business, and its higher SG&A expense ratio (excluding precious metal content), for a full year versus one quarter in 2001, offset by the discontinuation of goodwill and indefinite-lived intangible asset amortization in 2002. This increase also included higher insurance and legal expenses in 2002.

   During 2002, the Company recorded restructuring and other income of $2.7 million ($1.8 million, net of tax), including $3.7 million which resulted from changes in estimates related to prior period restructuring initiatives, offset somewhat by a restructuring charge for the combination of the CeraMed and U.S. Friadent divisions of $1.7 million. In addition, the Company recognized a gain of $0.7 million related to the insurance settlement for fire damages sustained at the Company's Maillefer facility. The 2001 period included a restructuring charge of $5.5 million to improve efficiencies in Europe, Brazil and North America and $11.5 million of restructuring and other costs primarily related to the Degussa Dental acquisition and its integration with DENTSPLY. An additional cost of $2.4 million was recorded for a payment made at the point of regulatory filings related to Oraqix, a product for which the Company acquired rights in the AZ Asset acquisition. These charges were offset by a gain of $8.5 million related to the restructuring of the Company's U.K. pension arrangements and a gain of $5.8 million for an insurance settlement for equipment destroyed in the fire at the Company's Maillefer facility in Switzerland. The above items in 2001, on a net basis, amount to charges of $5.1 million ($3.5 million, net of tax) (see Note 14 to the Consolidated Financial Statements).

****
Graph titled "Operating Income Percentage"

Information disclosed:
                                                       Operating Income
Year                                                      Percentage
1998                                                          8.4%
1999                                                         17.6%
2000                                                         18.1%
2001                                                         16.3%
2002                                                         19.3%

Footnote:

Excludes precious metals content of net sales.
****


D16

Other Income and Expenses

   Net interest expense increased $9.1 million in 2002 due to higher debt levels associated with the acquisition activities in 2002 and 2001. Other income decreased $35.5 million in 2002, due primarily to income recognized in 2001 of $24.5 million ($15.1 million, net of tax) which included a $23.1 million gain from the sale of Infosoft, LLC and a $1.4 million minority interest benefit related to an intangible impairment charge included in restructuring and other costs. Other income and expense in 2002 also included a $4.7 million unfavorable change in currency transaction gain/loss resulting from the significant weakening of the U.S. dollar in 2002, a $1.1 million loss realized on the share exchange with PracticeWorks, Inc. and a net loss of $2.5 million on mark-to-market adjustment for the warrants received in the transaction. Also contributing to the decrease in other income in 2002 was a decrease of $0.8 million in accrued dividends related to the PracticeWorks, Inc. preferred stock prior to the time of the PracticeWorks share exchange.

Earnings

   Income before income taxes in 2002 increased $35.9 million, or 19.4%, to $221.0 million from $185.1 million in 2001. The effective tax rate decreased to 33.0% in 2002 from 34.4% in 2001.

   Net income increased $26.5 million, or 21.8%, to $148.0 million in 2002 from $121.5 million in 2001. Fully diluted earnings per share were $1.85 in 2002, an increase of 20.1% from $1.54 in 2001. Net income in 2002 and 2001 included charges and income that affect the comparability between years as described above.


RESULTS OF OPERATIONS, 2001 COMPARED TO 2000


Net Sales

   Net sales in 2001 increased $243.2 million, or 27.3%, to $1,133.0 million. Net sales, excluding precious metals, increased $192.5 million, or 21.6%, to $1,082.3 million. The growth in sales, excluding the precious metal content, was driven by internal growth of 6.2% and 17.1% growth from acquisitions, partially offset by a 1.7% negative impact from currency translation as the U.S. dollar strengthened against several major currencies during the year. The sales growth in 2001, excluding precious metal content, in total and by region is as follows:

                                                     Sales Growth By Region
                                               (excluding precious metal content)
                                  -------------------------------------------------------------

                                      Total           United                       All Other
                                   Consolidated       States        Europe          Regions

Internal growth                             6.2%          7.4%            5.6%            3.0%
Acquisition growth                         17.1%          4.4%           40.9%           27.1%
Foreign currency translation               -1.7%          0.0%           -2.4%           -5.9%
                                           21.6%         11.8%           44.1%           24.2%


   Internal sales growth was strongest in the United States at 7.4%, while Europe grew 5.6% internally. The Company also continued to experience strong internal growth in the Pacific Rim and Asia (excluding Japan). Internal growth was most notable in endodontics, orthodontics, other consumables, intra-oral cameras and digital x-ray systems.



D16

****
Graph titled "2001 Geographic Sales"

Information disclosed:
                                                              % of
Region                                                        Sales
United States                                                  51%
Europe                                                         29%
Japan                                                           4%
Pacific Rim and Asia                                            4%
Latin America                                                   5%
Other Regions                                                   7%
****

****
Graph titled "2001 Product Distribution"

Information disclosed:

                                                              % of
Product Category                                              Sales
Consumables and Small Equipment                                90%
Heavy Equipment                                                 7%
Non-Dental                                                      3%
****


   Internal sales growth for heavy equipment, including x-ray equipment and intra-oral cameras, was 9.1%, while consumable and small equipment internal sales growth was 6.5%. These increases were offset slightly by softening sales of non-dental products in 2001.

Gross Profit

   Gross profit was $568.5 million in 2001 compared to $462.8 million in 2000, an increase of $105.7 million, or 22.8%. Gross profit for 2001 represented 50.2% of net sales, or 52.5% excluding sales of precious metals, compared to 52.0% of net sales in 2000. There were no sales of precious metals in 2000.
The gross profit margin, excluding precious metals, was benefited by a favorable product mix, restructuring and operational improvements during 2001. These benefits were offset by the negative impact of a stronger U.S. dollar and the negative impact of the amortization of the Friadent and Degussa Dental inventory step-ups recorded in connecton with the purchase accounting.

Operating Expenses

   SG&A expense increased $86.0 million, or 28.5%, to $387.4 million in 2001 from $301.4 million in 2000. As a percentage of sales, SG&A expenses increased to 34.2% compared to 33.9% in 2000. As a percentage of sales without precious metal content, SG&A expenses were 35.8% in 2001.
Acquisitions and higher research and development spending were the primary reasons for this increase. In addition, amortization of goodwill and indefinite-lived intangible assets increased to $17.8 million ($14.0 million, net of tax) from $10.2 million ($8.3 million, net of tax) in 2000, which contributed to the increase.

   During 2001, the Company recorded net restructuring and other costs of $5.1 million ($3.5 million, net of tax). The 2001 period included a restructuring charge of $5.5 million to improve efficiencies in Europe, Brazil and North America and $11.5 million of restructuring and other costs primarily related to the Degussa Dental acquisition and its integration with DENTSPLY. An additional cost of $2.4 million was recorded for a payment made at the point of regulatory filings related to Oraqix, a product for which the Company acquired rights in the AZ Asset acquisition. These charges were offset by a gain of $8.5 million related to the restructuring of the Company's U.K. pension arrangements and a gain of $5.8 million for an insurance settlement for equipment destroyed in the fire at the Company's Maillefer facility in Switzerland (see Note 14 to the Consolidated Financial Statements).



D16

Other Income and Expenses

   Net interest expense increased $11.5 million in 2001 due to higher debt levels associated with the significant acquisition activity during 2001, offset somewhat by strong operating cash flow and lower interest rates. Other income of $27.3 million in 2001 compares with other expense of $2.8 million in 2000. The increase in 2001 was due primarily to income recognized in 2001 of $24.5 million ($15.1 million, net of tax) which included a $23.1 million gain related to the Company's sale of InfoSoft, LLC to PracticeWorks, Inc. and a $1.4 million minority interest benefit related to an intangible impairment charge included in restructuring and other costs. Also contributing to the increase in other income was $1.7 million of accrued dividends related to this preferred stock investment and $1.2 million of gains from foreign exchange transactions. The other expense in 2000 represented mainly losses on foreign exchange transactions.

Earnings

   Income before income taxes in 2001 increased $33.3 million, or 21.9%, to $185.1 million from $151.8 million in 2000. The effective tax rate increased to 34.4% in 2001 from 33.5% in 2000.

   Net income increased $20.5 million, or 20.3%, to $121.5 million in 2001 from $101.0 million in 2000. Fully diluted earnings per share were $1.54 in 2001, an increase of 19.4% from $1.29 in 2000. Net income in 2001 and 2000 included charges and income that affect the comparability between years as described above. Net income and diluted earnings per common share for 2001 include additional goodwill amortization and interest costs related to the $84.6 million Tulsa earn-out payment and inventory step-up charges for Friadent and Degussa Dental during the year.


FOREIGN CURRENCY

   Since approximately 50% of the Company's 2002 revenues have been generated in currencies other than the U.S. dollar, the value of the U.S. dollar in relation to those currencies affects the results of operations of the Company. The impact of currency fluctuations in any given period can be favorable or unfavorable. The impact of foreign currency fluctuations of European currencies on operating income is partially offset by sales in the U.S. of products sourced from plants and third party suppliers located overseas, principally in Germany, Switzerland, and the Netherlands.


CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

   The Company has identified below the accounting estimates believed to be critical to its business and results of operations. These critical estimates represent those accounting policies that involve the most complex or subjective decisions or assessments.

Goodwill and Other Long-Lived Assets

   Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill and indefinite-lived intangible assets be discontinued and instead an annual impairment approach be applied. The Company performed the transitional impairment tests upon adoption and the annual impairment tests during 2002, as required, and no impairment was identified. These impairment tests are based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment is identified under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying cost over its fair value.




D16

   Other long-lived assets, such as identifiable intangible assets and fixed assets, are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

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

Income Taxes

   Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely. In assessing the valuation allowance, the Company has considered future taxable income and ongoing tax planning strategies. Changes in these circumstances, such as a decline in future taxable income, may result in an additional valuation allowance being required. Except for certain earnings that the Company intends to reinvest indefinitely, provision has been made for the estimated U.S. federal income tax liabilities applicable to undistributed earnings of affiliates and associated companies. Judgement is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. If the outcome of these future tax consequences differs from our estimates the outcome could materially impact our financial position or our results of operations. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. We record accruals for the estimated outcomes of these audits and the accruals may change in the future due to the outcome of these audits.

Litigation

   The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time. The Company believes it has estimated any liabilities for probable losses well in the past; however, court decisions could cause liability to be incurred in excess of estimates.




D16

LIQUIDITY AND CAPITAL RESOURCES

   Cash flows from operating activities during 2002 were $173.0 million compared to $211.1 million during 2001. The 2001 cash flows benefited from a $29.1 million reduction in precious metal inventory acquired in the Degussa Dental acquisition. Excluding this reduction, cash flows from operating activities decreased by $9.0 million from 2001 to 2002. This decrease resulted primarily from restructuring outflows and payments of annual volume rebates for precious metal purchases, offset somewhat by higher operating earnings.

****
Graph titled "Working Capital Management"

Information disclosed:


                                 Inventory            Receivable
Year                               Days                  Days
1998                                132                    55
1999                                122                    52
2000                                114                    52
2001                                 93                    46
2002                                100                    49

****

   Investing activities, for the year ended December 31, 2002, include capital expenditures of $57.5 million. During 2003, the Company expects its capital expenditures to be approximately $70 million. This increase from 2002 is due largely to expenditures related to the construction of the Company's pharmaceutical manufacturing facility in Chicago, IL. Net acquisition activity for 2002 was $49.8 million, which primarily included cash paid to acquire Austenal of $21.1 million and additional net consideration of $24.7 million related to the purchases of Degussa Dental, the AZ Assets and Friadent. Additionally, in 2003, the Company expects to make the remaining payments of $18 million related to the Oraqix agreement and may be required to make a payment of up to $10 million for the final consideration related to the Degussa Dental purchase if an unfavorable ruling is received in arbitration (see Note 3 to the consolidated financial statements).

   The Company's long-term debt increased by $46.3 million in 2002 to $769.8 million. This net change included an increase of $136.6 million due to exchange rate fluctuations on non-U.S. dollar denominated debt. A portion of this debt qualifies as a hedge of the Company's net investments in certain foreign subsidiaries and the offset of this increase is reflected in "Accumulated other comprehensive gain (loss)". In addition, another portion of this debt is hedged by cross currency swaps, the value of which increased by $58.1 million in 2002 to an asset position of $52.3 million and is reflected in "Other noncurrent assets". As a result, the income statement impact of the change in currency related to the debt is completely offset by the income statement impact of changes in the fair values of the swaps. Excluding the exchange rate fluctuations, long-term debt was reduced by $90.3 million during 2002 from operating cash flows. During 2002, the Company's ratio of long-term debt to total capitalization decreased to 47.9% compared to 54.3% at December 31, 2001.

   Under its multi-currency revolving credit agreement, the Company is able to borrow up to $250 million through May 2006 ("the five-year facility") and $250 million through May 2003 ("the 364 day facility"). The 364-day facility terminates in May 2003, but may be extended, subject to certain conditions, for additional periods of 364 days. This revolving credit agreement is unsecured and contains various financial and other covenants. The Company also has available an aggregate $250 million under two commercial paper facilities; a $250 million U.S. facility and a $250 million U.S. dollar equivalent European facility ("Euro CP facility"). Under the Euro CP facility, borrowings can be denominated in Swiss francs, Japanese yen, Euros, British pounds and U.S. dollars. The 364-day facility serves as a back-up to these commercial paper facilities. The total available credit under the commercial paper facilities and the 364-day facility is $250 million.



D16

   The Company also has access to $83.2 million in uncommitted short-term financing under lines of credit from various financial institutions. Substantially all of these lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institutions.

   In total, the Company had unused lines of credit of $420.9 million at December 31, 2002. Access to most of these available lines of credit is contingent upon the Company being in compliance with certain affirmative and negative covenants relating to its operations and financial condition. The most restrictive of these covenants pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. At December 31, 2002, the Company was in compliance with these covenants.


     The following table presents the Company's scheduled contractual cash obligations at December 31, 2002:

                           Less Than           1-4             5 Years
Contractual Obligations     1 Year           Years            Or More             Total
                                                (in thousands)
Long-term debt            $ 23,156          $706,429          $ 40,238          $769,823
Operating leases            75,542            23,493            12,394           111,429
                          $ 98,698          $729,922          $ 52,632          $881,252



   The Company expects on an ongoing basis, to be able to finance cash requirements, including capital expenditures, stock repurchases, debt service, operating leases and potential future acquisitions, from the funds generated from operations and amounts available under its existing credit facilities.


PENDING ACCOUNTING CHANGES

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adoption is not expected to be material.

   In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The principal change resulting from this statement as compared to EITF 94-3 relates to more stringent requirements for the recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Based on a preliminary assessment of this new standard, the Company believes that SFAS 146 may impact the timing of the recognition of future restructuring activities, whereby liabilities associated with the elements of the restructuring plan may need to be recognized at various dates subsequent to the commitment date rather than at the commitment date, which is the Company's current practice.



D16

   In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. In addtion, it clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and the Company has complied with these requirements. The Company is currently evaluating the impact of the application of this interpretation, but does not expect that FIN 45 will have a material impact on its financial statements.

   In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FAS 123". This Statement amends Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure provisions of SFAS 148 are effective for annual periods ending after December 31, 2002 and the interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company has complied with these disclosure requirements and has elected not to adopt the fair value based accounting provisions of this new standard.

   In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise should consolidate the variable interest entity (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make additional disclosures. Certain disclosure requirements of FIN 46 are effective for financial statements issued after January 31, 2003. The remaining provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and are effective beginning in the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created before February 1, 2003. The Company has determined that the application of this standard will not have a material impact on its financial statements.




D16

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   The information below provides information about the Company's market sensitive financial instruments and includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements. The Company's major market risk exposures are changing interest rates, movements in foreign currency exchange rates and potential price volatility of commodities used by the Company in its manufacturing processes. The Company's policy is to manage interest rates through the use of floating rate debt and interest rate swaps to adjust interest rate exposures when appropriate, based upon market conditions. A portion of the Company's borrowings are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In order to limit the unanticipated earnings fluctuations from volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company is subject to other foreign exchange market risk exposure in addition to the risks on its financial instruments, such as possible impacts on its pricing and production costs, which are difficult to reasonably predict, and have therefore not been included in the table below. All items described are non-trading and are stated in U.S. dollars.

Financial Instruments
   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its total long-term debt was $774.0 million versus its carrying value of $769.8 million as of December 31, 2002. The fair value approximated the carrying value since much of the Company's debt is variable rate and reflects current market rates. The fixed rate Eurobonds are effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and therefore the fair value of these instruments approximates their carrying values. The Company has fixed rate Swiss franc and Japanese yen denominated notes with estimated fair values that differ from their carrying values. At December 31, 2002, the fair value of these instruments was $235.6 million versus their carrying values of $231.4 million. The fair values differ from the carrying values due to lower market interest rates at December 31, 2002 versus the rates at issuance of the notes. The Company holds equity securities, classified as available-for-sale, within "Other noncurrent assets". The carrying value of these securities was $12.4 million which includes $7.9 million of unrealized losses which the Company deems to be temporary. In accordance with SFAS 115, the Company records the unrealized losses related to these securities within "Accumulated other comprehensive gain (loss)"until sold.

Derivative Financial Instruments
   The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies. Additionally, the Company utilizes interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials. The Company also holds stock warrants which are considered derivative financial instruments as defined under SFAS No. 133.

      Foreign Exchange Risk Management The Company enters into forward foreign exchange contracts to selectively hedge assets and liabilities denominated in foreign currencies. Market value gains and losses are recognized in income currently and the resulting gains or losses offset foreign exchange gains or losses recognized on the foreign currency assets and liabilities hedged. Determination of hedge activity is based upon market conditions, the magnitude of the foreign currency assets and liabilities and perceived risks. The Company's significant contracts outstanding as of December 31, 2002 are summarized in the table that follows. These foreign exchange contracts generally have maturities of less than twelve months and counterparties to the transactions are typically large international financial institutions.



D16

      Interest Rate Risk Management The Company enters into interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, and cross currency basis swaps to convert debt denominated in one currency to another currency. In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million converting a portion of its variable rate financing to fixed rate debt. These U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs converting a portion of the Company's variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 3.3% for an average period of 4 years. In February 2002, the Company entered into interest rate swap agreements with notional amounts totaling 12.6 billion Japanese yen converting a portion of its variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 1.6% for a term of ten years. As part of this transaction, the Company offset a portion of its Swiss franc swaps (115 million Swiss francs) by entering into reverse swap agreements with identical terms. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 4.4%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollars, currently at 2.8%. The fair value of these swap agreements is the estimated amount the Company would receive (pay) at the reporting date, taking into account the effective interest rates and foreign exchange rates. At December 31, 2002, the estimated net fair values of the swap agreements was $52.3 million.

      Commodity Price Risk Management The Company selectively enters into commodity price swaps to effectively fix certain variable raw material costs. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement was $4.20 per troy ounce. In November, 2002, the Company entered into a commodity price swap agreement with notional amounts totaling 300,000 troy ounces of silver bullion to hedge forecasted purchases throughout calendar year 2003. The average fixed rate of this agreement is $4.65 per troy ounce. At December 31, 2002, the estimated fair value was $14,000.
      As of December 31, 2002, the Company had leased $59.3 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded in "Cost of products sold". The terms of the leases are less than one year and the average lease rate at December 31, 2002 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and to limit the Company's exposure to commodity price volatility.



D16

                                                           EXPECTED MATURITY DATES                      DECEMBER 31, 2002

                                                                                          2008 and     Carrying    Fair
                                           2003      2004     2005      2006      2007     beyond        Value     Value
                                                                      (dollars in thousands)

Notes Payable and Current Portion
  of Long-term Debt:
U.S. dollar denominated                    $ 3,487      $ -       $ -       $ -       $ -       $ -      $ 3,487   $ 3,487
  Average interest rate                      2.48%                                                         2.48%
Australian dollar denominated                  143        -         -         -         -         -          143       143
  Average interest rate                      8.75%                                                         8.75%
Denmark krone denominated                       62        -         -         -         -         -           62        62
  Average interest rate                      6.50%                                                         6.50%
Euro denominated                               138        -         -         -         -         -          138       138
  Average interest rate                      6.00%                                                         6.00%
Japanese yen denominated                       720        -         -         -         -         -          720       720
  Average interest rate                      2.00%                                                         2.00%
                                        -----------------------------------------------------------------------------------
                                             4,550        -         -         -         -         -        4,550     4,550
                                             2.76%                                                         2.76%
Long Term Debt:
U.S. dollar denominated                          -      154        22         -         -         -          176       176
  Average interest rate                               5.46%     5.64%                                      5.48%
Swiss franc denominated                          -        -    40,238   145,432    40,238         -      225,908   229,753
  Average interest rate                                         4.49%     3.63%     4.49%                  3.94%
Japanese yen denominated                    19,914   18,441    18,222   105,776         -         -      162,353   162,695
  Average interest rate                      1.26%    1.43%     1.41%     0.56%                            0.84%
Euro denominated                             1,701        -         -   378,144         -         -      379,845   379,845
  Average interest rate                      5.99%                        5.75%                            5.75%
Thai baht denominated                        1,113        -         -         -         -         -        1,113     1,113
  Average interest rate                      2.75%                                                         2.75%
Chile peso denominated                         428        -         -         -         -         -          428       428
  Average interest rate                      6.80%                                                         6.80%
                                        -----------------------------------------------------------------------------------
                                            23,156   18,595    58,482   629,352    40,238         -      769,823   774,010
                                             1.78%    1.46%     3.53%     4.39%     4.49%                  4.18%

Foreign Exchange Forward Contracts:
Forward purchase, 1.8 billion Japanese
  yen                                       14,606        -         -         -         -         -          596       596
Forward purchase, 30.8 million Swiss
  francs                                    21,916        -         -         -         -         -          311       311
Forward purchase, 7.3 million Canadian
  dollar                                     4,812        -         -         -         -         -          (97)      (97)
Forward sales, 3.2 million Euro              3,105        -         -         -         -         -          (54)      (54)

Interest Rate Swaps:
Interest rate swaps - U.S. dollar,
   terminated 2/2001                           (58)     (33)      (21)        -         -         -         (112)     (112)
Interest rate swaps - Japanese yen               -        -         -         -         -   105,777       (7,882)   (7,882)
  Average interest rate                                                                        1.6%
Interest rate swaps - Swiss francs               -        -         -    47,026         -         -       (2,861)   (2,861)
  Average interest rate                                                    3.4%
Interest rate swaps - Euro                       -        -         -   367,290         -         -       10,854    10,854
  Average interest rate                                                    4.4%
Basis swap - Euro-U.S. Dollar                    -        -         -   315,000         -         -       52,290    52,290
  Average interest rate                                                    2.8%

Silver Swap - U.S. dollar                    1,394        -         -         -         -         -           14        14



D16

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

   The financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP, whose unqualified report is presented below. The independent accountants perform audits of the financial statements in accordance with generally accepted auditing standards, which includes consideration of the system of internal accounting controls to determine the nature, timing and extent of audit procedures to be performed.

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


/s/John C. Miles II            /s/Gerald K. Kunkle            /s/Bret W. Wise

John C. Miles II                  Gerald K. Kunkle               Bret W. Wise
Chairman and                      President and                  Senior Vice
Chief Executive Officer           Chief Operating Officer        President and
                                                                 Chief Financial
                                                                 Officer


Report of Independent Accountants


To the Board of Directors and Stockholders of DENTSPLY International Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DENTSPLY International Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Notes 1 and 8 to the consolidated financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
January 23, 2003



D16

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                                  Year Ended December 31,

                                                            2002           2001          2000
                                                        (in thousands, except per share amounts)

Net sales (Note 4)                                      $1,513,742     $1,132,968      $ 889,796
Cost of products sold                                      780,843        564,448        427,025

Gross profit                                               732,899        568,520        462,771
Selling, general and administrative expenses               479,131        387,402        301,405
Restructuring and other costs (income) (Note 14)            (2,732)         5,073            (56)

Operating income                                           256,500        176,045        161,422

Other income and expenses:
  Interest expense                                          29,238         19,358          7,659
  Interest income                                           (1,853)        (1,102)          (862)
  Other expense (income), net (Note 5)                       8,130        (27,338)         2,829

Income before income taxes                                 220,985        185,127        151,796
Provision for income taxes (Note 12)                        73,033         63,631         50,780

Net income                                               $ 147,952      $ 121,496      $ 101,016


Earnings per common share (Note 2):
     Basic                                               $    1.89      $    1.56      $    1.30
     Diluted                                                  1.85           1.54           1.29


Cash dividends declared per common share                 $ 0.18400      $ 0.18333      $ 0.17083


Weighted average common shares outstanding (Note 2):
     Basic                                                  78,180         77,671         77,785
     Diluted                                                79,994         78,975         78,560





The accompanying notes are an integral part of these financial statements.



D16

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED  BALANCE SHEETS

                                                                                                 December 31,

                                                                                            2002            2001
                                                                                                (in thousands)
Assets
     Current Assets:
        Cash and cash equivalents                                                     $    25,652      $    33,710
        Accounts and notes receivable-trade, net (Note 1)                                 221,262          191,534
        Inventories, net (Notes 1 and 6)                                                  214,492          197,454
        Prepaid expenses and other current assets                                          79,595           61,545

           Total Current Assets                                                           541,001          484,243

     Property, plant and equipment, net (Notes 1 and 7)                                   313,178          240,890
     Identifiable intangible assets, net (Notes 1 and 8)                                  236,009          248,890
     Goodwill, net (Notes 1 and 8)                                                        898,497          763,270
     Other noncurrent assets                                                               98,348           60,858

Total Assets                                                                          $ 2,087,033      $ 1,798,151

Liabilities and Stockholders' Equity
     Current Liabilities:
        Accounts payable                                                              $    66,625      $    69,904
        Accrued liabilities (Note 9)                                                      190,783          194,357
        Income taxes payable                                                              103,787           86,622
        Notes payable and current portion
           of long-term debt (Note 10)                                                      4,550            7,634

           Total Current Liabilities                                                      365,745          358,517

     Long-term debt (Note 10)                                                             769,823          723,524
     Deferred income taxes                                                                 27,039           32,526
     Other noncurrent liabilities                                                          87,239           73,628

           Total Liabilities                                                            1,249,846        1,188,195

     Minority interests in consolidated subsidiaries                                        1,259              437

     Commitments and contingencies (Note 16)

     Stockholders' Equity:
        Preferred stock, $.01 par value; .25 million
          shares authorized; no shares issued                                                --               --
        Common stock, $.01 par value; 200 million shares authorized;
            81.4 million shares issued at December 31, 2002 and December 31, 2001             814              814
        Capital in excess of par value                                                    156,898          152,916
        Retained earnings                                                                 730,971          597,414
        Accumulated other comprehensive gain (loss)                                         1,624          (77,388)
        Unearned ESOP compensation                                                         (1,899)          (3,419)
        Treasury stock, at cost, 3.0 million shares at December 31, 2002
           and 3.5 million shares at December 31, 2001                                    (52,480)         (60,818)

           Total Stockholders' Equity                                                     835,928          609,519

Total Liabilities and Stockholders' Equity                                            $ 2,087,033      $ 1,798,151

The accompanying notes are an integral part of these financial statements.


D16

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                     Accumulated    Unearned                Total
                                                              Capital in               Other         ESOP                  Stock-
                                                    Common    Excess of  Retained    Comprehensive Compensa-   Treasury    holders'
                                                     Stock    Par Value  Earnings    Gain (Loss)     tion       Stock      Equity

                                                                                 (in thousands)
Balance at December 31, 1999                      $     543  $ 151,509   $ 402,408   $ (43,209)  $  (6,458)  $ (35,921)  $ 468,872

Comprehensive Income:
  Net income                                           --         --       101,016        --          --          --       101,016
  Other comprehensive loss, net of tax:
    Foreign currency translation adjustment            --         --          --        (5,416)       --          --        (5,416)
    Minimum pension liability adjustment               --         --          --          (671)       --          --          (671)

Comprehensive Income                                                                                                        94,929

Exercise of stock options                              --         (583)       --          --          --         8,008       7,425
Tax benefit from stock options exercised               --          973        --          --          --          --           973
Repurchase of common stock, at cost                    --         --          --          --          --       (40,092)    (40,092)
Cash dividends ($0.17083 per share)                    --         --       (13,257)       --          --          --       (13,257)
Decrease in unearned ESOP compensation                 --         --          --          --         1,520        --         1,520

Balance at December 31, 2000                            543    151,899     490,167     (49,296)     (4,938)    (68,005)    520,370

Comprehensive Income:
  Net income                                           --         --       121,496        --          --          --       121,496
  Other comprehensive loss, net of tax:
    Foreign currency translation adjustment            --         --          --       (26,566)       --          --       (26,566)
    Cumulative effect of change in accounting
        principle for derivative and hedging
        activities (SFAS 133)                          --         --          --          (503)       --          --          (503)
    Net loss on derivative financial
        instruments                                    --         --          --          (810)       --          --          (810)
    Minimum pension liability adjustment               --         --          --          (213)       --          --          (213)

Comprehensive Income                                                                                                        93,404

Exercise of stock options                              --          (45)       --          --          --         8,062       8,017
Tax benefit from stock options exercised               --        1,333        --          --          --          --         1,333
Repurchase of common stock, at cost                    --         --          --          --          --          (875)       (875)
Cash dividends ($0.18333 per share)                    --         --       (14,249)       --          --          --       (14,249)
Decrease in unearned ESOP compensation                 --         --          --          --         1,519        --         1,519
Three-for-two common stock split                        271       (271)       --          --          --          --          --

Balance at December 31, 2001                            814    152,916     597,414     (77,388)     (3,419)    (60,818)    609,519

Comprehensive Income:
  Net income                                           --         --       147,952        --          --          --       147,952
  Other comprehensive income (loss), net of tax:
    Foreign currency translation adjustment            --         --          --        88,739        --          --        88,739
    Unrealized loss on available-for-sale
        securities                                     --         --          --        (4,854)       --          --        (4,854)
    Net loss on derivative financial
        instruments                                    --         --          --        (4,670)       --          --        (4,670)
    Minimum pension liability adjustment               --         --          --          (203)       --          --          (203)

Comprehensive Income                                                                                                        226,964

Exercise of stock options                              --          715        --          --          --         8,338       9,053
Tax benefit from stock options exercised               --        3,320        --          --          --          --         3,320
Cash dividends ($0.184 per share)                      --         --       (14,395)       --          --          --       (14,395)
Decrease in unearned ESOP compensation                 --         --          --          --         1,520        --         1,520
Fractional share payouts                               --          (53)       --          --          --          --           (53)

Balance at December 31, 2002                      $     814  $ 156,898   $ 730,971   $   1,624   $  (1,899)  $ (52,480)  $ 835,928





The accompanying notes are an integral part of these financial statements.


D16

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                    Year Ended December 31,
                                                                       ---------------------------------------------------

                                                                             2002               2001             2000
                                                                                          (in thousands)
Cash flows from operating activities:

Net income                                                              $   147,952      $   121,496      $   101,016

Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                                               34,032           25,219           22,024
  Amortization                                                                9,827           29,115           19,335
  Deferred income taxes                                                      (6,019)           6,451            4,249
  Restructuring and other (income) costs                                     (2,732)           5,073              (56)
  Other non-cash costs (income)                                               9,281           (3,849)             815
  Gain on sale of business                                                     --            (23,121)            --
  Loss on disposal of property, plant and equipment                           1,703               54              482
  Non-cash ESOP compensation                                                  1,520            1,519            1,520
  Changes in operating assets and liabilities, net of
   acquisitions and divestitures:
     Accounts and notes receivable-trade, net                               (13,946)          (3,709)          (9,218)
     Inventories, net                                                        (8,940)          14,763           (1,216)
     Prepaid expenses and other current assets                               (1,515)              47           (1,526)
     Accounts payable                                                        (7,275)           9,180            1,492
     Accrued liabilities                                                    (12,732)          28,704            7,018
     Income taxes                                                            17,833            4,295             (834)
     Other, net                                                               3,994           (4,169)             521

Net cash provided by operating activities                                   172,983          211,068          145,622

Cash flows from investing activities:

Acquisitions of businesses, net of cash acquired                            (49,805)        (812,523)         (14,995)
Expenditures for identifiable intangible assets                              (3,309)          (4,265)          (1,423)
Proceeds from bulk sale of precious metals inventory                          6,754           41,814             --
Insurance proceeds received for fire-destroyed equipment                      2,535            8,980             --
Redemption of preferred stock                                                15,000             --               --
Proceeds from sale of property, plant and equipment                           1,777              645              215
Capital expenditures                                                        (57,454)         (49,337)         (28,425)

Net cash used in investing activities                                       (84,502)        (814,686)         (44,628)

Cash flows from financing activities:

Proceeds from long-term borrowings, net of deferred financing costs         100,244        1,435,175          114,341
Payments on long-term borrowings                                           (190,589)        (819,186)        (149,390)
(Decrease) increase in short-term borrowings                                 (3,666)           7,511          (18,389)
Proceeds from exercise of stock options and warrants                          9,053            8,017            7,425
Cash paid for treasury stock                                                   --               (875)         (40,092)
Cash dividends paid                                                         (14,358)         (14,228)         (13,004)
Proceeds from the termination of a pension plan                                --              8,486             --
Fractional share payout                                                         (53)            --               --

Net cash (used in) provided by financing activities                         (99,369)         624,900          (99,109)

Effect of exchange rate changes on cash and cash equivalents                  2,830           (3,005)           2,130

Net (decrease) increase in cash and cash equivalents                         (8,058)          18,277            4,015

Cash and cash equivalents at beginning of period                             33,710           15,433           11,418

Cash and cash equivalents at end of period                              $    25,652      $    33,710      $    15,433

The accompanying notes are an integral part of these financial statements.


D16

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Year Ended December 31,

                                                            2002         2001        2000
                                                                    (in thousands)
Supplemental disclosures of cash flow information:
  Interest paid                                            $25,545     $15,967     $ 7,434
  Income taxes paid                                         55,913      47,215      39,064
Supplemental disclosures of non-cash transactions:
Receipt of convertible preferred stock in connection
  with the sale of a business                                 --        32,000        --
Receipt of common stock and stock warrants in exchange
  for convertible preferred stock                           18,582        --          --


The company assumed liabilities in conjunction with the following acquisitions:

                                                                               Fair Value      Cash Paid for
                                                                               of Assets         Assets or        Liabilities
                                                  Date Acquired                 Acquired       Capital Stock        Assumed
                                                                                          (in thousands)

Austenal, Inc.                                    January 2002                 $ 35,330          $ 21,065         $ 14,265
Degussa Dental Group                              October 2001                  665,531           519,191          146,340
CeraMed Dental (remaining 49%)                    July 2001                      20,000            20,000                -
Tulsa Dental Products (earn-out payment)          May 2001                       84,627            84,627                -
Dental injectible anesthetic assets of
  AstraZeneca                                     March 2001                    130,469           119,347           11,122
Friadent GmbH                                     January 2001                  128,356            97,749           30,607
Aggregate 2000 acquisitions                       Various 2000                   16,665            16,227              438


The accompanying notes are an integral part of these financial statements.




D16

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, precious metal dental alloys, dental ceramics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of dental injectable anesthetics, impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry.

   DENTSPLY is committed to the development of innovative, high-quality, cost effective new products for the dental market.

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates, if different assumptions are made or if different conditions exist.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts and Notes Receivable-Trade

   The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts and notes receivable-trade are stated net of these allowances which were $18.5 million and $12.6 million at December 31, 2002 and 2001, respectively. Certain of the Company's larger distributors are offered cash rebates based on targeted sales increases. The Company records an accrual based on its projected cash rebate obligations.

Inventories

   Inventories  are  stated at the lower of cost or  market.  At  December  31,
2002 and 2001, the cost of $13.0 million, or 6%, and $23.6 million, or 12%, respectively, of inventories was determined by the last-in, first-out ("LIFO") method. The cost of other inventories was determined by the first-in, first-out ("FIFO") or average cost methods. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions.

   If the FIFO method had been used to determine the cost of LIFO inventories, the amounts at which net inventories are stated would be higher than reported at December 31, 2002 and December 31, 2001 by $0.8 million and $2.3 million, respectively.



D16

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


Identifiable Finite-lived Intangible Assets

   Identifiable finite-lived intangible assets, which primarily consist of patents, trademarks and licensing agreements, are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 40 years. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable. Impairment is based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

Goodwill and Indefinite-Lived Intangible Assets

   Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill and indefinite-lived intangible assets be discontinued and instead an annual impairment approach be applied. The Company performed the transitional impairment tests upon adoption and the annual impairment tests during 2002, as required, and no impairment was identified. These impairment tests are based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment is identified under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying cost over its fair value.


Derivative Financial Instruments

   The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. This standard, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income.

   The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies. Additionally, the Company utilizes interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials. The Company also holds stock warrants which are considered derivative financial instruments as defined under SFAS No. 133.


Litigation

   The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time.




D16

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

   Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in income. Exchange losses of $3.5 million in 2002 and $2.7 million in 2000 and exchange gains of $1.2 million in 2001 are included in "Other expense (income), net".

Revenue Recognition

   Revenue, net of related discounts and allowances, is recognized when product is shipped and risk of loss has transferred to the customer. Net sales includes shipping and handling costs collected from customers in connection with the sale.

   A significant portion of the Company's net sales is comprised of sales of precious metals generated through its precious metal alloy product offerings. The precious metals content of sales was $187.1 million and $50.6 million for 2002 and 2001, respectively. There were no sales of precious metals in 2000.

Warranties

    The Company provides warranties on certain equipment products. Estimated warranty costs are accrued when sales are made to customers. Estimates for warranty costs are based primarily on historical warranty claim experience.


Research and Development Costs

   Research and development ("R&D") costs relate primarily to internal costs for salaries and direct overhead costs. In addition, the Company sometimes contracts with outside vendors to conduct R&D activities. All such R&D costs are charged to expense when incurred. The Company capitalizes the costs of equipment that has general R&D uses and expenses such equipment that is solely for specific R&D projects. The depreciation related to this capitalized equipment is included in the Company's R&D costs. R&D costs are included in "Selling, general and administrative expenses" and amounted to approximately $41.6 million, $28.3 million and $20.4 million for 2002, 2001 and 2000, respectively.

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

Earnings Per Share

   Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the period. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the period, adjusted for the effect of an assumed exercise of all dilutive options outstanding at the end of the period.



D16

Stock Compensation

   The Company has stock-based employee compensation plans which are described more fully in Note 11. The Company applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for
Stock Issued to Employees", and related interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans, provided that the exercise price is greater than or equal to the price of the stock at the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

                                                                              Year Ended December 31,
                                                                 2002               2001                 2000
                                                                   (in thousands, except per share amounts)

Net income as reported                                       $ 147,952           $ 121,496            $ 101,016
Deduct: Stock-based employee compensation
  expense determined under fair value
  method, net of related tax                                    (9,576)             (6,137)              (4,614)
Pro forma net income                                         $ 138,376           $ 115,359             $ 96,402

Basic earnings per common share
  As reported                                                   $ 1.89              $ 1.56               $ 1.30
  Pro forma under fair value based method                       $ 1.77              $ 1.49               $ 1.24

Diluted earnings per common share
  As reported                                                   $ 1.85              $ 1.54               $ 1.29
  Pro forma under fair value based method                       $ 1.73              $ 1.46               $ 1.23


Other Comprehensive Income (Loss)

   Other comprehensive income (loss) includes foreign currency translation adjustments related to the Company's foreign subsidiaries, net of the related changes in certain financial instruments hedging these foreign currency investments. In addition, changes in the fair value of the Company's available-for-sale investment securities and certain derivative financial instruments and changes in its minimum pension liability are recorded in other comprehensive income (loss). These adjustments are recorded in other comprehensive income (loss) net of any related tax effects. For the years ended 2002 and 2000 these adjustments were net of tax benefits of $32.9 million and $1.1 million, respectively. For the year ended 2001, these adjustments were net of tax liabilities of $5.6 million.

   The balances included in accumulated other comprehensive gain (loss) in the consolidated balance sheets are as follows:

                                                           December 31,
                                                        2002          2001
                                                           (in thousands)
Foreign currency translation adjustments             $ 13,548      $(75,191)
Net loss on derivative financial
  instruments                                          (5,983)       (1,313)
Unrealized loss on available-for-sale securities       (4,854)         --
Minimum pension liability                              (1,087)         (884)
                                                     $  1,624      $(77,388)


Reclassifications

   Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.




D16

Pending Accounting Changes


   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adoption is not expected to be material.

   In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The principal change resulting from this statement as compared to EITF 94-3 relates to more stringent requirements for the recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Based on a preliminary assessment of this new standard, the Company believes that SFAS 146 may impact the timing of the recognition of future restructuring activities, whereby liabilities associated with the elements of the restructuring plan may need to be recognized at various dates subsequent to the commitment date rather than at the commitment date, which is the Company's current practice.

   In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. In addtion, it clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and the Company has complied with these requirements. The Company is currently evaluating the impact of the application of this interpretation, but does not expect that FIN 45 will have a material impact on its financial statements.

   In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FAS 123". This Statement amends Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure provisions of SFAS 148 are effective for annual periods ending after December 31, 2002 and the interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company has complied with these disclosure requirements and has elected not to adopt the fair value based accounting provisions of this new standard.



D16

   In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise should consolidate the variable interest entity (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make additional disclosures. Certain disclosure requirements of FIN 46 are effective for financial statements issued after January 31, 2003. The remaining provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and are effective beginning in the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created before February 1, 2003. The Company has determined that the application of this standard will not have a material impact on its financial statements.


   .

NOTE 2 - EARNINGS PER COMMON SHARE

   The following table sets forth the computation of basic and diluted earnings per common share:

                                                                 Income               Shares            Per Share
                                                               (Numerator)        (Denominator)           Amount
                                                                    (in thousands, except per share amounts)
Year Ended December 31, 2002
        Basic EPS                                              $147,952               78,180              $ 1.89
        Incremental shares from assumed exercise
          of dilutive options                                        -                 1,814

        Diluted EPS                                            $147,952               79,994              $ 1.85


Year Ended December 31, 2001
        Basic EPS                                              $121,496               77,671              $ 1.56
        Incremental shares from assumed exercise
          of dilutive options                                        -                 1,304

        Diluted EPS                                            $121,496               78,975              $ 1.54


Year Ended December 31, 2000
        Basic EPS                                              $101,016               77,785              $ 1.30
        Incremental shares from assumed exercise
          of dilutive options                                        -                   775

        Diluted EPS                                            $101,016               78,560              $ 1.29


   Options to purchase 0.1 million and 1.4 million shares of common stock that were outstanding during the years ended 2002 and 2000, respectively, were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.




D16

NOTE 3 - BUSINESS ACQUISITIONS AND DIVESTITURES

Acquisitions
   All acquisitions completed in 2002, 2001 and 2000 were accounted for under the purchase method of accounting; accordingly, the results of the operations acquired are included in the accompanying financial statements for the periods subsequent to the respective dates of the acquisitions. The purchase prices were allocated on the basis of estimates of the fair values of assets acquired and liabilities assumed.

   In January 2002, the Company acquired the partial denture business of Austenal Inc. ("Austenal") in a cash transaction valued at approximately $21.1 million, including debt assumed. Previously headquartered in Chicago, Illinois, Austenal manufactured dental laboratory products and was the world leader in the manufacture and sale of systems used by dental laboratories to fabricate partial dentures. The purchase price plus direct acquisition costs have been allocated on the basis of estimated fair values at the dates of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The preliminary purchase price allocation for Austenal is as follows (in thousands):

Current assets                                  $  6,896
Property, plant and equipment                        999
Identifiable intangible assets and goodwill       22,838
Other long-term assets                             4,597
Current liabilities                              (13,193)
Other long-term liabilities                       (1,072)
                                                $ 21,065

   Pro forma financial information has not been presented for Austenal since its effect would not be significant.

   In October 2001, the Company completed the acquisition of Degussa Dental Group ("Degussa Dental"), a unit of Degussa AG, pursuant to the May 2001 Sale and Purchase Agreement. The preliminary purchase price for Degussa Dental was 548 million Euros or $503 million, which was paid at closing. The preliminary purchase price was subject to increase or decrease, based on certain working capital levels of Degussa Dental as of October 1, 2001. In June 2002, the Company made a partial payment of 12.1 million Euros, or $11.4 million, as a closing balance sheet adjustment. An additional closing balance sheet adjustment is subject to a dispute between the parties and is in arbitration. The Company may be required to pay up to $10 million for the final closing balance sheet adjustment depending upon the outcome of the arbitration. Any payments would result in additional purchase price. Previously headquartered in Hanau-Wolfgang, Germany, Degussa Dental manufactured and sold dental products, including precious metal alloys, ceramics and dental laboratory equipment, and chairside products.

   In January 2001, the Company agreed to acquire the dental injectible anesthetic assets of AstraZeneca ("AZ Assets"), including permanent, exclusive and royalty-free licensing rights to the dental products and tradenames, for $136.5 million and royalties on future sales of a new anesthetic product for scaling and root planing, Oraqix(TM) ("Oraqix"), that was in Stage III clinical trials at the time of the agreement. The $136.5 million purchase price is composed of the following: an initial $96.5 million payment which was made at closing in March 2001; a $20 million contingency payment (including related accrued interest) associated with the first year sales of injectible dental anesthetic which was paid during the first quarter of 2002; a $2.0 million payment upon submission of a New Drug Application ("NDA") in the U.S. and a Marketing Authorization Application ("MAA") in Europe for the Oraqix product under development; payments of $6.0 million and $2.0 million upon the approval of the NDA and MAA, respectively, for licensing rights; and a $10.0 million prepaid royalty payment upon approval of both applications. Under the terms of the agreement, the $2.0 million payment related to the application filings was accrued during the fourth quarter of 2001 and was paid during the first quarter of 2002. Because the Oraqix product had not received regulatory approvals for its use, this payment was considered to be research and development costs and was expensed as incurred. The Company expects that the regulatory applications will be approved during 2003, and as a result, it expects to make the remaining payments of $18.0 million during the year. These payments will be capitalized and amortized over the term of the licensing agreement.



D16

   In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent") for 220 million German marks or $106 million ($105 million, net of cash acquired). During the first quarter of 2002, the Company received cash of 16.5 million German marks or approximately $7.3 million, representing a final balance sheet adjustment. As a result of this closing balance sheet adjustment, goodwill was reduced by approximately $7.3 million. Previously headquartered in Mannheim, Germany, Friadent was a major global dental implant manufacturer and marketer with subsidiaries in Germany, France, Denmark, Sweden, the United States, Switzerland, Brazil, and Belgium.

   The respective purchase prices plus direct acquisition costs for Degussa Dental, Friadent and the AZ Assets have been allocated on the basis of estimated fair values at the dates of acquisition. The purchase price allocations for these acquisitions are as follows:

                                                Degussa Dental      Friadent          AZ Assets
                                                                (in thousands)

Current assets                                    $ 166,124        $  16,244        $    --
Property, plant and equipment                        71,641            4,184              878
Identifiable intangible assets and goodwill         413,725          104,484          129,591
Other long-term assets                               14,041            3,444             --
Current liabilities                                (104,642)         (27,553)         (11,122)
Other long-term liabilities                         (41,698)          (3,054)            --
                                                  $ 519,191        $  97,749        $ 119,347



   In August 1996, the Company purchased a 51% interest in CeraMed Dental ("CeraMed") for $5 million with the right to acquire the remaining 49% interest. In March 2001, the Company entered into an agreement for an early buy out of the remaining 49% interest in CeraMed at a cost of $20 million, which was made in July 2001, with a potential contingent consideration ("earn-out") provision capped at $5 million. The earn-out was based on future sales of CeraMed products during the August 1, 2001 to July 31, 2002 time frame, with any additional pay out due on September 30, 2002. The Company was not required to make a payment under this earn-out provision.

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

   During 2000, the Company completed five acquisitions with an aggregate purchase price of of $16.7 million.




D16

Divestitures
   In March 2001, the Company sold InfoSoft, LLC to PracticeWorks Inc. ("PracticeWorks"). InfoSoft, LLC was the wholly owned subsidiary of the Company, that developed and sold software and related products for dental practice management. In the transaction, the Company received 6.5% convertible preferred stock in PracticeWorks, with a fair value of $32 million. This sale resulted in a $23.1 million pretax gain which was included in "Other expense (income), net". The Company recorded this preferred stock investment and subsequent accrued dividends to "Other noncurrent assets".

   In June 2002, the Company completed a transaction with PracticeWorks to exchange the accumulated balance of this preferred stock investment for a combination of $15.0 million of cash, 1.0 million shares of PracticeWorks' common stock valued at $15.0 million and 450,000 seven-year term stock warrants issued by PracticeWorks, valued at $3.6 million, based on the Black-Scholes option pricing model. The transaction resulted in a loss to the Company of $1.1 million, which is included in "Other expense (income), net". The exchange provided the Company with immediate cash, as well as, improved liquidity on its investment in PracticeWorks, while also providing additional market appreciation potential if PracticeWorks' business and stock price perform positively. As a result of the transaction, the Company no longer receives preferred stock dividends. The common stock has been classified as available-for-sale and any fair value adjustments to this investment are reflected in "Accumulated other comprehensive gain (loss)" until sold. The warrants are classified as derivative financial instruments as defined under SFAS No. 133 and any fair value adjustments in these holdings are reflected in current income each quarter. For the year ended December 31, 2002, the unrealized loss on the stock warrants was $2.5 million. These unrealized losses were included in "Other expense (income), net".





D16

NOTE 4 - SEGMENT AND GEOGRAPHIC INFORMATION


   The Company  follows  Statement of Financial  Accounting  Standards  No. 131
("SFAS  131"),  "Disclosures  about  Segments  of  an  Enterprise  and  Related
Information". SFAS 131 establishes standards for disclosing information about reportable segments in financial statements. The Company has numerous operating businesses covering a wide range of products and geographic regions, primarily serving the professional dental market. Professional dental products represented approximately 98%, 97% and 95% of sales in 2002, 2001 and 2000, respectively. Accordingly, all operating businesses are aggregated into one reportable segment for purposes of SFAS 131.
   six
   The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies exist among the Company's operations in different geographic areas. Intercompany sales of manufacturing materials between areas are at prices which, in general, provide a reasonable profit after coverage of all manufacturing costs. Intercompany sales of finished goods are at prices intended to provide a reasonable profit for purchasing locations after coverage of marketing and general and administrative costs.

   The following table sets forth information about the Company's operations in different geographic areas for 2002, 2001 and 2000. Net sales reported below represent revenues for shipments made by operating businesses located in the country or territory identified, including export sales. Assets reported represent those held by the operating businesses located in the respective geographic areas.

                                                     United                                     Other
                                                     States               Germany              Foreign           Consolidated
                                                                                    (in thousands)
2002
Net sales                                          $ 738,831             $ 333,691            $ 441,220          $ 1,513,742
Long-lived assets                                    186,674               100,744              114,780              402,198

2001
Net sales                                          $ 627,480             $ 160,347            $ 345,141          $ 1,132,968
Long-lived assets                                    138,380                66,756               91,584              296,720

2000
Net sales                                          $ 560,692              $ 57,989            $ 271,115            $ 889,796
Long-lived assets                                     87,314                42,049               66,519              195,882


     The following table presents sales information by product category:

                                               Year Ended December 31,

                                       2002           2001             2000
                                                   (in thousands)

Consumables and small equipment     $1,390,522     $1,016,062     $  769,740
Heavy equipment                         90,231         81,913         76,374
Non-dental                              32,989         34,993         43,682
                                    $1,513,742     $1,132,968     $  889,796

   Third party export sales from the United States are less than ten percent of consolidated net sales. No customers accounted for more than ten percent of consolidated net sales in 2002. In 2001, one customer, a distributor, accounted for 11% of consolidated net sales. In 2000, two customers, both distributors, accounted for 14% and 10% of consolidated net sales.



D16

NOTE 5 - OTHER EXPENSE (INCOME)


   Other expense (income), net consists of the following:

                                                         Year Ended December 31,
                                                      -----------------------------

                                                   2002           2001         2000
Foreign exchange transaction losses (gains)     $  3,489      $ (1,177)     $  2,695
Gain on sale of InfoSoft, LLC                       --         (23,121)         --
Unrealized losses on stock warrants                2,471          --            --
Preferred stock dividend income                     (929)       (1,710)         --
Loss on preferred stock conversion                 1,056          --            --
Minority interests                                   364        (1,265)         (215)
Other                                              1,679           (65)          349

                                                $  8,130      $(27,338)     $  2,829


NOTE 6 - INVENTORIES

   Inventories consist of the following:

                                     December 31,
                                 2002         2001
                                  (in thousands)
Finished goods                 $134,989     $119,030
Work-in-process                  39,065       35,539
Raw materials and supplies       40,438       42,885

                               $214,492     $197,454


NOTE 7 - PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of the following:

                                                December 31,
                                           2002          2001
                                            (in thousands)
Assets, at cost:
     Land                                $ 34,746     $ 19,752
     Buildings and improvements           160,566      114,202
     Machinery and equipment              274,915      238,157
     Construction in progress              28,368       20,566
                                          498,595      392,677
     Less:  Accumulated depreciation      185,417      151,787

                                         $313,178     $240,890






D16

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

   Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill and indefinite-lived intangible assets be discontinued and instead an annual impairment test approach be applied. The impairment tests are required to be performed transitionally upon adoption and annually thereafter (or more often if adverse events occur) and are based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If goodwill impairment is identified, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying cost over its fair value. Other intangible assets with finite lives will continue to be amortized over their useful lives. The Company performed the transitional impairment tests and the annual impairment tests during 2002, as required by SFAS 142, and no impairment was identified. In addition, as part of the adoption of the standard, the Company assessed and identified intangible assets which were deemed indefinite-lived.

   In accordance with SFAS 142, prior period amounts have not been restated. The following table presents prior year reported amounts adjusted to eliminate the amortization of goodwill and indefinite-lived intangible assets.

                                                                  Year Ended December 31,

                                                           2002           2001           2000
                                                         (in thousands, except per share amounts)

Reported net income                                  $   147,952     $   121,496     $   101,016
Add: amortization adjustment, net of related tax            --            13,963           8,319
Adjusted net income                                  $   147,952     $   135,459     $   109,335

Reported basic earnings per share                    $      1.89     $      1.56     $      1.30
Add: amortization adjustment                                --              0.18            0.11
Adjusted basic earnings per share                    $      1.89     $      1.74     $      1.41

Reported diluted earnings per share                  $      1.85     $      1.54     $      1.29
Add: amortization adjustment                                --              0.18            0.11
Adjusted diluted earnings per share                  $      1.85     $      1.72     $      1.40


   The table below presents the net carrying values of goodwill and identifiable intangible assets. The indefinite-lived intangible-lived assets were designated as such as of January 1, 2002; however, the Company has shown the value of these assets at December 31, 2001 for comparative purposes.

                                                         December 31,
                                                       2002         2001
                                                         (in thousands)

Goodwill                                             $898,497     $763,270

Indefinite-lived identifiable intangible assets:
  Trademarks                                         $  4,080     $  4,080
  Licensing agreements                                149,254      118,979
Finite-lived identifiable intangible assets            82,675      125,831
    Total identifiable intangible assets             $236,009     $248,890





D16

   A reconciliation of changes in the Company's goodwill is as follows:

                                             December 31,
                                         2002         2001
                                            (in thousands)

Balance, beginning of the year       $ 763,270     $ 264,023
Acquisition activity                    68,201       545,239
Divestitures                              --          (5,948)
Impairment charges                        --            --
Amortization                              --         (15,423)
Effects of exchange rate changes        67,026       (24,621)
Balance, end of the year             $ 898,497     $ 763,270


   The change in the net carrying value of goodwill was primarily related to the goodwill associated with the acquisition of Austenal purchased in January 2002, purchase price adjustments related to the Degussa Dental acquisition, the closing balance sheet adjustment received in the Friadent acquisition (see Note 3) and foreign currency translation adjustments. The increase in indefinite-lived licensing agreements was due to final purchase price adjustments related to the AZ Asset acquisition and foreign currency translation adjustments. These intangible assets relate to the royalty-free licensing rights to AstraZeneca's dental products and tradenames. The change in finite-lived identifiable intangible assets was due primarily to the finalization of the valuations of the intangible assets acquired in the Degussa Dental acquisition which were previously based on estimates and foreign currency translation adjustments.

    Finite-lived identifiable intangible assets consist of the following:

                                        December 31, 2002                            December 31, 2001
                           --------------------------------------      ----------------------------------------



                             Gross                         Net          Gross                          Net
                           Carrying      Accumulated     Carrying     Carrying       Accumulated    Carrying
                            Amount      Amortization      Amount       Amount       Amortization     Amount
                                                             (in thousands)

Patents                  $  53,902      $ (30,015)     $  23,887     $  64,514      $ (27,866)     $  36,648
Trademarks                  37,145         (6,608)        30,537        59,610         (5,630)        53,980
Licensing agreements        23,730         (6,411)        17,319        29,405        (14,877)        14,528
Other                       26,151        (15,219)        10,932        44,961        (24,286)        20,675
                         $ 140,928      $ (58,253)     $  82,675     $ 198,490      $ (72,659)     $ 125,831


   Amortization expense for goodwill and indefinite-lived intangible assets for 2001 and 2000 was $17.8 million and $10.2 million, respectvely. Amortization expense for finite-lived identifiable intangible assets for 2002, 2001 and 2000 was $9.8 million, $11.3 million and $9.1 million, respectively. The annual estimated amortization expense related to these intangible assets for each of the five succeeding fiscal years is $9.8 million, $8.7 million, $7.5 million, $6.8 million and $5.9 million for 2003, 2004, 2005, 2006 and 2007, respectively.




D16

NOTE 9 - ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                December 31,
                                              2002       2001
                                               (in thousands)
Payroll, commissions, bonuses and
  other cash compensation                   $ 44,490   $ 39,139
Employee benefits                             13,181     15,458
General insurance                             14,965     13,886
Sales and marketing programs                  19,401     21,533
Restructuring and other costs                 18,043     24,497
Earn-out related to the AZ Asset purchase       --       20,622
Warranty liabilities                           8,576      7,951
Other                                         72,127     51,271
                                            $190,783   $194,357



   A reconciliation of changes in the Company's warranty liability for 2002 is as follows:

                                                    Warranty
                                                   Liability
                                               December 31, 2002
                                                 (in thousands)

Balance, beginning of the year                     $ 7,951
Accruals for warranties issued during the year       5,381
Accruals related to pre-existing warranties         (1,654)
Warranty settlements made during the year           (3,705)
Effects of exchange rate changes                       603
Balance, end of the year                           $ 8,576




D16

NOTE 10 - FINANCING ARRANGEMENTS

Short-Term Borrowings

   Short-term bank borrowings amounted to $3.2 million and $3.5 million at December 31, 2002 and 2001, respectively. The weighted average interest rates of these borrowings were 2.5% and 3.3% at December 31, 2002 and 2001, respectively. Unused lines of credit for short-term financing at December 31, 2002 and 2001 were $80.0 million and $66.9 million, respectively. Substantially all short-term borrowings were classified as long-term as of December 31, 2002 and 2001, reflecting the Company's intent and ability to refinance these obligations beyond one year and are included in the table below. Substantially all unused lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institution. Interest is charged on borrowings under these lines of credit at various rates, generally below prime or equivalent money rates.

Long-Term Borrowings

                                                                                                    December 31,
                                                                                                 2002         2001
                                                                                                  (in thousands)

$250 million multi-currency revolving credit agreement expiring May 2006,
  Japanese yen 12.6 billion at 0.56%, Swiss francs 65.0 million at 1.25%                       $152,803     $147,028

$250 million multi-currency revolving credit agreement expiring May 2003                           --         55,338


Prudential Private Placement Notes, Swiss franc denominated,  84.4 million at 4.56% and
  82.5 million at 4.42% maturing March 2007, 80.4 million at 4.96% maturing October 2006        178,881      147,489

ABN Private Placement Note, Japanese yen 6.2 billion at 1.39% maturing December 2005             52,562       47,527

Euro 350.0 million Eurobonds at 5.75% maturing December 2006                                    378,144      303,563

$250 million commercial paper facility rated A/2-P/2 U.S. dollar borrowings                        --          6,650

Other borrowings, various currencies and rates                                                    8,836       20,061

                                                                                                771,226      727,656

Less: Current portion (included in notes payable and current portion of long-term debt)           1,403        4,132
                                                                                               $769,823     $723,524


   The table below reflects the contractual maturity dates of the various borrowings at December 31, 2002 (in thousands). The borrowings contractually due in 2003 have been classified as long-term due to the Company's intent and ability to renew or refinance these obligations beyond 2003. The individual borrowings under the revolving credit agreement are structured to mature on a quarterly basis but because the Company has the intent and ability to extend them until the expiration date of the agreement, these borrowings are considered contractually due in May 2006.

               2003             $ 23,156
               2004               18,595
               2005               58,482
               2006              629,352
               2007               40,238
2008 and thereafter                --
                                $769,823



D16

   In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million converting a portion of its variable rate financing to fixed rate debt. These U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs converting a portion of the Company's variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 3.3% for an average period of 4 years. In February 2002, the Company entered into interest rate swap agreements with notional amounts totaling 12.6 billion Japanese yen converting a portion of its variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 1.6% for a term of ten years. As part of this transaction, the Company offset a portion of its Swiss franc swaps (115 million Swiss francs) by entering into reverse swap agreements with identical terms. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 4.4%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar, currently at 2.8%.

   In May 2001, the Company replaced and increased its multiple revolving credit agreements with a single agreement providing a total available credit of $500 million with participation from thirteen banks. The revolving credit agreements contain certain affirmative and negative covenants as to the operations and financial condition of the Company, the most restrictive of which pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. The Company pays a facility fee of 0.125 % annually on the amount of the commitment under the $250 million five year facility ("facility B") and 0.10 % annually under the $250 million 364-day facility ("facility A"). Interest rates on amounts borrowed under the facility will depend on the maturity of the borrowing, the currency borrowed, the interest rate option selected, and the Company's long-term credit rating from Moody's and Standard and Poors.

   The $250 million facility A may be extended, subject to certain conditions, for additional periods of 364 days, which the Company intends to extend annually. The entire $500 million revolving credit agreement has a usage fee of 0.125 % annually if utilization exceeds 50% of the total available facility.

   The Company has complementary U.S. dollar and Euro multicurrency commercial paper facilities totaling $250 million which have utilization, dealer, and annual appraisal fees which on average cost 0.11 % annually. The $250 million facility A acts as back-up credit to this commercial paper facility. The total available credit under the commercial paper facilities and the facility A is $250 million. The short-term commercial paper borrowings were classified as long-term, as of December 31, 2001, reflecting the Company's intent and ability to renew these obligations beyond 2002. There were no outstanding commercial paper obligations at December 31, 2002.

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

   In December 2001, the Company issued 350 million Eurobonds with a coupon of 5.75%, maturing December 2006 at an effective yield of 5.89%. These bonds were issued to partially finance the Degussa Dental acquisition.

   At December 31, 2002, the Company had total unused lines of credit, including lines available under its short-term arrangements, of $420.9 million.





D16

NOTE 11 - STOCKHOLDERS' EQUITY


   The Board of Directors authorized the repurchase of 1.5 million and 6.0 million shares of common stock for the years ended December 31, 2001 and 2000, respectively, on the open market or in negotiated transactions. Each of these authorizations to repurchase shares expired on December 31 of the respective years. The Company repurchased 37,500 shares for $0.9 million and
2.2 million shares for $40.1 million in 2001 and 2000, respectively. No share repurchases were made during 2002.

   A former Chairman of the Board holds options to purchase 45,000 shares of common stock at an exercise price of $14.83, which was equal to the market price on the date of grant. The options are exercisable at any time through January 2004.

   The Company has stock options outstanding under three stock option plans (1993 Plan, 1998 Plan and 2002 Plan). Further grants can be made under the 1998 and 2002 Plans. Under the1993 Plan, a committee appointed by the Board of Directors granted to key employees and directors of the Company options to purchase shares of common stock at an exercise price determined by such committee, but not less than the fair market value of the common stock on the date of grant. Options generally expire ten years after the date of grant under the 1993 Planand grants become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.

   The 1998 Plan authorized grants of 6.5 million shares of common stock, plus shares not granted under the 1993 Plan at the time of adoption of the 1998 Plan (as noted above, no further grants can be made under the 1993 Plan). The 1998 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Grants of options to key employees are solely discretionary with the Board of Directors of the Company. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement. Such options are granted at exercise prices not less than the fair market value of the common stock on the grant date.

   The 2002 Plan authorized grants of 7.0 milion shares of common stock, (plus any unexercised portion of canceled or terminated stock options granted under the DENTSPLY International Inc. 1993 and 1998 Stock Option Plans), subject to adjustment as follows: each January, if 7% of the outstanding common shares of the Company exceed 7.0 million, the excess becomes available for grant under the Plan. The 2002 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Grants of options to key employees are solely discretionary with the Board of Directors of the Company. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement. Such options are granted at exercise prices not less than the fair market value of the common stock on the grant date.

   It is  intended  that  grants  will be made  under the 1998  Plan  until the shares authorized under that Plan are fully utilized. Then option grants will only be made under the 2002 Plan, which will include the unexercised portion of canceled or terminated options granted under the 1993 or 1998 Plans. Each non-employee director receives an automatic grant of NSOs to purchase 9,000 shares of common stock on the date he or she becomes a non-employee director and an additional 9,000 options on the third anniversary of the date of the non-employee director was last granted an option.




D16

   The following is a summary of the status of the Plans as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates:

                                           Outstanding                            Exercisable
                                 ---------------------------------     ----------------------------------

                                                        Weighted                               Weighted           Available
                                                         Average                                Average              for
                                                        Exercise                               Exercise             Grant
                                       Shares             Price             Shares               Price              Shares

December 31, 1999                     5,067,368           $ 15.72          2,401,523             $ 14.95          4,436,916
Authorized (Lapsed)                           -                                                                      15,957
Granted                               1,377,600             24.43                                                (1,377,600)
Exercised                              (501,531)            14.75                                                         -
Expired/Canceled                       (151,194)            16.65                                                   151,194

December 31, 2000                     5,792,243             17.85          2,989,478               15.64          3,226,467
Authorized (Lapsed)                           -                                                                     (83,444)
Granted                               1,605,900             30.43                                                (1,605,900)
Exercised                              (497,813)            16.01                                                         -
Expired/Canceled                       (167,087)            18.47                                                   167,087

December 31, 2001                     6,733,243             20.97          3,732,179               16.76          1,704,210
Authorized (Lapsed)                           -                                                                   7,023,106
Granted                               1,574,550             36.91                                                (1,574,550)
Exercised                              (515,565)            17.33                                                         -
Expired/Canceled                       (100,639)            19.08                                                   100,639

December 31, 2002                     7,691,589           $ 24.50          4,649,889             $ 18.99          7,253,405



      The following table summarizes information about stock options outstanding under the Plans at December 31, 2002:

                                                 Options Outstanding                            Options Exercisable
                                 ----------------------------------------------------    -----------------------------------

                                                        Weighted
                                     Number              Average                                Number
                                  Outstanding           Remaining           Weighted          Exercisable          Weighted
                                       at              Contractual           Average              at               Average
                                  December 31             Life              Exercise          December 31          Exercise
Exercise Price Range                  2002             (in years)             Price              2002               Price
 $10.01 - $15.00                        738,515               2.1            $ 13.34             738,515            $ 13.34
  15.01 -  20.00                      2,596,019               6.1              16.52           2,577,019              16.51
  20.01 -  25.00                      1,341,693               7.8              24.59             856,343              24.60
  25.01 -  30.00                         86,750               8.5              27.89              25,850              27.92
  30.01 -  35.00                      1,383,012               8.9              31.22             452,162              31.17
  35.01 -  40.00                      1,545,600               9.9              36.96                   -                  -

                                      7,691,589               7.3            $ 24.50           4,649,889            $ 18.99




D16

   The Company uses the Black-Scholes option pricing model to value option awards. The per share weighted average fair value of stock options and the weighted average assumptions used to determine these values are as follows:

                                         Year Ended December 31,
                                   2002         2001           2000
Per share fair value          $   12.69     $   11.47     $    9.01
Expected dividend yield            0.50%         0.61%         0.75%
Risk-free interest rate            3.35%         5.01%         5.37%
Expected volatility                  34%           33%           32%
Expected life (years)              5.50          5.50          5.50

   The Black-Scholes option pricing model was developed for tradable options with short exercise periods and is therefore not necessarily an accurate measure of the fair value of compensatory stock options.


NOTE 12 - INCOME TAXES

   The components of income before income taxes are as follows:

                                       Year Ended December 31,

                               2002            2001          2000
                                        (in thousands)
United States ("U.S.")       $121,901       $136,135       $120,149
Foreign                        99,084         48,992         31,647
                             $220,985       $185,127       $151,796

     The components of the provision for income taxes are as follows:

                                   Year Ended December 31,

                           2002            2001            2000
                                    (in thousands)
Current:
     U.S. federal       $ 46,919        $ 44,237        $ 34,291
     U.S. state            2,520           1,331           1,330
     Foreign              29,613          11,612          10,910
     Total                79,052          57,180          46,531

Deferred:
     U.S. federal         (5,164)         13,813           7,356
     U.S. state             (590)          1,141             669
     Foreign                (265)         (8,503)         (3,776)
     Total                (6,019)          6,451           4,249

                        $ 73,033        $ 63,631        $ 50,780



D16

      The reconcilation of the U.S. federal statutory tax rate to the effective rate is as follows:

                                                                        Year Ended December 31,

                                                                  2002            2001             2000

Statutory federal income tax rate                                 35.0  %         35.0  %          35.0  %
Effect of:
    State income taxes, net of federal benefit                     0.6             0.9              0.9
    Nondeductible amortization of goodwill                           -             1.0              1.2
    Foreign earnings at various rates                             (4.1)           (2.7)            (2.3)
    Foreign tax credit                                               -            (0.8)            (0.5)
    Foreign losses with no tax benefit                             1.9             0.5              0.8
    Extraterritorial income                                       (1.1)           (0.9)            (1.0)
    Tax exempt income                                                -               -             (0.7)
    Other                                                          0.7             1.4              0.1

Effective income tax rate                                         33.0   %        34.4   %         33.5   %




D16

      The tax effect of temporary differences giving rise to deferred tax assets and liabilities are as follows:

                                                               December 31, 2002                 December 31, 2001

                                                            Current        Noncurrent        Current          Noncurrent
                                                             Asset           Asset            Asset             Asset
                                                          (Liability)     (Liability)      (Liability)       (Liability)
                                                                                   (in thousands)
Employee benefit accruals                                   $  1,795        $ 10,090        $  1,725        $  7,711
Product warranty accruals                                      2,018            --             2,055            --
Facility relocation accruals                                     360             217             107             217
Insurance premium accruals                                     4,029            --             4,145            --
Restructuring and other cost accruals                          7,573          13,921           3,025           5,602
Differences in financial reporting and tax basis for:
     Inventory                                                 7,106            --             5,418            --
     Property, plant and equipment                              --           (30,605)           --           (23,866)
     Identifiable intangible assets                             --           (39,353)           --           (16,151)
Unrealized losses (gains) included in other
  comprehensive income                                          --            18,324          (2,054)         (4,210)
Other                                                         18,638           5,515          13,159           3,199
Tax loss carryforwards in foreign jurisdictions                 --             9,521            --             2,864
Valuation allowance for tax loss carryforwards                  --            (5,342)           --            (2,864)
                                                            $ 41,519        $(17,712)       $ 27,580        $(27,498)


      Current and noncurrent deferred tax assets and liabilities are included in the following balance sheet captions:

                                                       December 31,
                                                   2002            2001
                                                      (in thousands)
Prepaid expenses and other current assets       $ 42,096        $ 29,069
Income taxes payable                                (577)         (1,489)
Other noncurrent assets                            9,327           5,028
Deferred income taxes                            (27,039)        (32,526)


D16

   Certain foreign subsidiaries of the Company have tax loss carryforwards of $54.0 million at December 31, 2002, of which $18.6 million expire through 2010 and $35.4 million may be carried forward indefinitely. The tax benefit of these tax loss carryforwards has been partially offset by a valuation allowance. The valuation allowance of $5.3 million and $2.9 million at December 31, 2002 and 2001, respectively, relates to foreign tax loss carryforwards for which realizability is uncertain. The change in the valuation allowances for 2002 and 2001 results primarily from the generation of additional foreign tax loss carryforwards.

   The Company has provided for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. Income taxes have not been provided on $260 million of undistributed earnings of foreign subsidiaries, which will continue to be reinvested. If remitted as dividends, these earnings could become subject to additional tax, however such repatriation is not anticipated. Any additional amount of tax is not practical to estimate, however, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. tax payable.


NOTE 13 - BENEFIT PLANS

   Substantially all of the employees of the Company and its subsidiaries are covered by government or Company-sponsored benefit plans. Total costs for Company-sponsored defined benefit, defined contribution and employee stock ownership plans amounted to $11.5 million in 2002, $7.9 million in 2001 and $5.1 million in 2000.

Defined Contribution Plans
   The DENTSPLY Employee Stock Ownership Plan ("ESOP") is a non-contributory defined contribution plan that covers substantially all of the United States based non-union employees of the Company. Contributions to the ESOP were $2.2 million for 2002 and $2.1 million for both 2001 and 2000. The Company makes annual contributions to the ESOP of not less than the amounts required to service ESOP debt. In connection with the refinancing of ESOP debt in March 1994, the Company agreed to make additional cash contributions totaling at least $0.6 million through 2003. Dividends received by the ESOP on allocated shares are either reinvested in participants' accounts or passed through to Plan participants, at the participant's election. Most ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. At December 31, 2002, the ESOP held 7.7 million shares, of which 7.3 million were allocated to plan participants and 0.4 million shares were unallocated and pledged as collateral for the ESOP debt. Unallocated shares were acquired prior to December 31, 1992 and are accounted for in accordance with Statement of Position 76-3. Accordingly, all shares held by the ESOP are considered outstanding and are included in the earnings per common share computations.

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

Postretirement Healthcare
   The plans for postretirement healthcare have no plan assets. The postretirement healthcare plan covers certain union and salaried employee groups in the United States and is contributory, with retiree contributions adjusted annually to limit the Company's contribution for participants who retired after June 1, 1985. The Company also sponsors unfunded non-contributory postretirement medical plans for a limited number of union employees and their spouses and retirees of a discontinued operation.



D16

   Reconciliations of changes in the above plans' benefit obligations, fair value of assets, and statement of funded status are as follows:

                                                                                         Other Postretirement
                                                             Pension Benefits                 Benefits
                                                       ----------------------------   ------------------------------
                                                                December 31,                 December 31,
                                                           2002           2001          2002            2001
                                                                             (in thousands)
Reconciliation of Benefit Obligation
Benefit obligation at beginning of year                $  81,134      $  60,781      $   7,877      $   7,552
    Service cost                                           3,428          1,877            419            205
    Interest cost                                          4,464          3,548            833            539
    Participant contributions                                972            813            442            391
    Actuarial losses                                       2,877          1,561          2,537            268
    Amendments                                              --             --             --             --
    Acquisitions                                            --           19,540           --             --
    Effects of exchange rate changes                      14,955         (3,126)          --             --
    Benefits paid                                         (4,119)        (3,860)        (1,373)        (1,078)

Benefit obligation at end of year                      $ 103,711      $  81,134      $  10,735      $   7,877

Reconciliation of Plan Assets
    Fair value of plan assets at beginning of year     $  43,348      $  41,183      $    --        $    --
    Actual return on assets                                  (10)          (471)          --             --
    Acquisitions                                            --            4,751           --             --
    Effects of exchange rate changes                       7,716         (1,395)          --             --
    Employer contributions                                 3,331          2,327            931            687
    Participant contributions                                972            813            442            391
    Benefits paid                                         (4,119)        (3,860)        (1,373)        (1,078)

Fair value of plan assets at end of year               $  51,238      $  43,348      $    --        $    --


Reconciliation of Funded Status
    Actuarial present value of projected
      benefit obligations                              $ 103,711      $  81,134      $  10,735      $   7,877
    Plan assets at fair value                             51,238         43,348           --             --

    Funded status                                        (52,473)       (37,786)       (10,735)        (7,877)
    Unrecognized transition obligation                     1,581          1,590           --             --
    Unrecognized prior service cost                          590            678             34           --
    Unrecognized net actuarial loss (gain)                 7,499          1,482             25         (2,450)


Net amount recognized                                  $ (42,803)     $ (34,036)     $ (10,676)     $ (10,327)



D16

      The amounts recognized in the accompanying Consolidated Balance Sheets are as follows:

                                                                Other Postretirement
                                        Pension Benefits             Benefits
                                   -------------------------    -----------------------
                                         December 31,               December 31,
                                   2002           2001         2002           2001
                                                      (in thousands)
Other noncurrent liabilities     $(55,063)     $(43,589)     $(10,676)     $(10,327)
Other noncurrent assets            10,498         8,669          --            --
Accumulated other
  comprehensive loss                1,762           884          --            --

Net amount recognized            $(42,803)     $(34,036)     $(10,676)     $(10,327)

      The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets was $55.1 million and $43.6 million at December 31, 2002 and 2001, respectively.

      Components of the net periodic benefit cost for the plans are as follows:

                                                                                 Other Postretirement
                                                Pension Benefits                        Benefits
                                   -----------------------------------     ----------------------------------
                                     2002          2001        2000         2002         2001         2000
                                                                        (in thousands)
Service cost                       $ 3,428      $ 1,877      $ 1,960      $   419     $   205      $   182
Interest cost                        4,464        3,548        3,072          833         539          542
Expected return on plan assets      (2,706)      (2,525)      (2,020)        --          --           --
Net amortization and deferral          445          287       (2,368)          27         (63)         174

Net periodic benefit cost          $ 5,631      $ 3,187      $   644      $ 1,279     $   681      $   898


      The weighted average assumptions used in accounting for the Company's plans, principally in foreign locations, are as follows:

                                                                                              Other Postretirement
                                                  Pension Benefits                                 Benefits
                                   -------------------------------------------    ------------------------------------------
                                          2002           2001            2000           2002           2001            2000
Discount rate                             5.1%           5.4%            5.7%           6.8%           7.3%            7.0%
Expected return on plan assets            5.5%           5.0%            5.7%            n/a            n/a             n/a
Rate of compensation increase             3.0%           2.5%            3.5%            n/a            n/a             n/a
Initial health care cost trend             n/a            n/a             n/a          10.0%           7.0%            7.0%
Ultimate health care cost trend            n/a            n/a             n/a           5.0%           7.0%            7.0%
Years until ultimate trend is reached      n/a            n/a             n/a           10.0            n/a             n/a

      Assumed health care cost trend rates have an impact on the amounts reported for postretirement benefits. A one percentage point change in assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2002:


                                                               Other Postretirement
                                                                     Benefits
                                                           ---------------------------
                                                            1% Increase   1% Decrease
                                                                  (in thousands)
Effect on total of service and interest cost components       $  123       $ (154)
Effect on postretirement benefit obligation                    1,001         (836)



D16

NOTE 14 - RESTRUCTURING AND OTHER COSTS (INCOME)

   Restructuring and other costs (income) consists of the following:

                                                                   Year Ended December 31,
                                                            2002           2001            2000
                                                                     (in thousands)
Restructuring and other costs                           $  1,669        $ 17,774        $  2,702
Reversal of restructuring charges due to
  changes in estimates                                    (3,687)           (802)           --
Gain on pension plan termination                            --            (8,486)           --
Gain on insurance settlement associated with fire           (714)         (5,758)           --
Costs related to the Oraqix agreement                       --             2,345            --
German property settlement                                  --              --            (2,758)
    Total restructuring and other costs (income)        $ (2,732)       $  5,073        $    (56)


   On January 25, 2001, the Company suffered a fire at its Maillefer facility in Switzerland. The fire caused severe damage to a building and to most of the equipment it contained. During the third quarter of 2002, the Company received insurance proceeds for settlement of the damages caused to the building. These proceeds resulted in the Company recognizing a net gain on the damaged building of approximately $0.7 million. The Company also received insurance proceeds on the destroyed equipment during the fourth quarter of 2001 and recorded the related disposal gains of $5.8 million during that period.

   During the second quarter of 2002, the Company recorded a charge of $1.7 million for restructuring and other costs. The charge primarily related to the elimination of duplicative functions created as a result of combining the Company's Ceramed and U.S. Friadent divisions. Included in this charge were severance costs of $0.6 million, lease/contract termination costs of $0.9 million and $0.2 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan resulted in the elimination of approximately 35 administrative and manufacturing positions in the United States and was substantially complete as of December 31, 2002.

   As part of combining Austenal with the Company, $4.4 million of liabilities were established through purchase price accounting for the restructuring of the acquired companies' operations, primarily in the United States and Germany. Included in this liability were severance costs of $2.9 million, lease/contract termination costs of $1.4 million and other restructuring costs of $0.1 million. This restructuring plan will result in the elimination of approximately 90 administrative and manufacturing positions in the United States and Germany, 50 of which remain to be eliminated as of December 31, 2002. The Company anticipates that most aspects of this plan will be completed by the fourth quarter of 2003.

   The major components of the 2002 restructuring charges and the amounts recorded through purchase price accounting and the remaining outstanding balances at December 31, 2002 are as follows:

                                                    Amounts
                                                    Recorded
                                                     Through        Amounts        Change       Balance
                                        2002        Purchase        Applied      in Estimate   December 31,
                                     Provisions    Accounting        2002           2002          2002
Severance                            $   541       $ 2,927        $  (530)       $  (164)       $ 2,774
Lease/contract terminations              895         1,437           (500)           120          1,952
Other restructuring costs                 38            60            (60)           (36)             2
Fixed asset impairment charges           195          --             (195)          --             --
                                     $ 1,669       $ 4,424        $(1,285)       $   (80)       $ 4,728



D16

   The Company's subsidiary in the United Kingdom restructured its pension plans in the fourth quarter of 2001, simplifying its structure by consolidating its two separate defined contribution plans into one plan and terminating the other plan. An unallocated surplus of approximately $8.5 million existed in the terminated plan. As a result, these unallocated funds reverted back to the Company.

   As discussed in Note 3, the Company agreed in 2001 to a payment of $2.0 million to AstraZeneca related to the submission of the Oraqix product New Drug Application in the U.S. and a Marketing Authorization Application in Europe. Under the terms of the agreement, this payment and related estimated application costs were accrued during the fourth quarter of 2001.

   In the fourth quarter of 2001, the Company recorded a charge of $12.3 million for restructuring and other costs. The charge included costs of $6.0 million to restructure the Company's existing operations, primarily in Germany, Japan and Brazil, as a result of the integration with Degussa Dental. Included in this charge were severance costs of $2.1 million, lease/contract termination costs of $1.1 million and other restructuring costs of $0.2 million. In addition, the Company recorded $2.6 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. The remaining charge of $6.3 million involves impairment charges on intangible assets. During 2002, the Company determined that the costs to complete this plan were lower than originally estimated and as a result $1.0 million of these costs were reversed as a change in estimate. This restructuring plan will result in the elimination of approximately 160 administrative and manufacturing positions in Germany, Japan and Brazil, 10 of which remain to be eliminated as of December 31, 2002. As part of these reorganization activities, some of these positions were replaced with lower-cost outsourced services. The Company anticipates that most aspects of this plan will be completed by the first quarter of 2003.

   In the first quarter of 2001, the Company recorded a charge of $5.5 million related to reorganizing certain functions within Europe, Brazil and North America. The primary objectives of this reorganization were to consolidate duplicative functions and to improve efficiencies within these regions. Included in this charge were severance costs of $3.1 million, lease/contract termination costs of $0.6 million and other restructuring costs of $0.8 million. In addition, the Company recorded $1.0 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan resulted in the elimination of approximately
310 administrative and manufacturing positions in Brazil and Germany. As part of these reorganization activities, some of these positions were replaced with lower-cost outsourced services. During the first quarter of 2002, this plan was substantially completed and the remaining accrual balances of $1.9 million were reversed as a change in estimate.

   As part of combining Friadent and Degussa Dental with the Company, $14.1 million of liabilities were established through purchase price accounting for the restructuring of the acquired companies' operations in Germany, Brazil, the United States and Japan. Included in this liability were severance costs of $11.9 million, lease/contract termination costs of $1.1 million and other restructuring costs of $1.1 million. This restructuring plan will result in the elimination of approximately 200 administrative and manufacturing positions in Germany, Brazil and the United States, 38 of which remain to be eliminated as of December 31, 2002. The Company anticipates that most aspects of this plan will be completed during 2003.

   The major components of the 2001 restructuring charges and the amounts recorded through purchase price accounting and the remaining outstanding balances at December 31, 2002 are as follows:

                                                                                                             Change
                                                     Amounts                                                in Estimate
                                                    Recorded                                                 Recorded
                                                     Through       Amounts      Amounts         Change      Through       Balance
                                        2001         Purchase      Applied     Applied       in Estimate    Purchase    December 31,
                                     Provisions    Accounting       2001         2002           2002        Accounting      2002
Severance                               $  5,270     $ 11,929     $ (1,850)     $ (6,257)     $   (655)     $   (174)     $  8,263
Lease/contract terminations                1,682        1,071         (563)         (579)         (721)          203         1,093
Other restructuring costs                    897        1,062         --            (552)         (759)          458         1,106
Fixed asset impairment charges             3,634         --         (3,634)          223          (747)          524          --
Intangible asset impairment charges        6,291         --         (6,291)         --            --            --            --
                                        $ 17,774      $ 14,062   $ (12,338)     $ (7,165)     $  2,882      $  1,011      $ 10,462




D16

   In the fourth quarter of 2000, the Company recorded a pre-tax charge of $2.7 million related to the reorganization of its French and Latin American businesses. The primary focus of the reorganization was consolidation of operations in these regions in order to eliminate duplicative functions. The restructuring plan resulted in the elimination of approximately 40 administrative positions, mainly in France. The Company also added positions as a result of these reorganization activities. During 2002, the Company determined that the costs to complete this plan were lower than originally estimated, and as a result, $0.2 million of these costs were reversed as a change in estimate. As of December 31, 2002, this plan was substantially complete.

   During the fourth quarter of 2000, the Company recorded a settlement of $2.8 million related to a claim against the German government in connection with the confiscation and subsequent sale of a property formally owned by the Company in Berlin, Germany.

   In the second quarter of 1998, the Company rationalized and restructured its worldwide laboratory business, primarily for the closure of the Company's German tooth manufacturing facility. All major aspects of the plan were completed in 1999, except for the disposition of the property and plant located in Dreieich, Germany, which has been written-down to its estimated fair value, but which has not yet been sold. During 2002, the carrying value of this property was written-up by $0.5 million to reflect the Company's revised estimate of its fair value.

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



NOTE 15 - FINANCIAL INSTRUMENTS AND DERIVATIVES

Fair Value of Financial Instruments

   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its total long-term debt was $774.0 million versus its carrying value of $769.8 million as of December 31, 2002. The fair value approximated the carrying value since much of the Company's debt is variable rate and reflects current market rates. The fixed rate Eurobonds are effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and therefore the fair value of these instruments approximates their carrying values. The Company has fixed rate Swiss franc and Japanese yen denominated notes with estimated fair values that differ from their carrying values. At December 31, 2002, the fair value of these instruments was $235.6 million versus their carrying values of $231.4 million. The fair values differ from the carrying values due to lower market interest rates at December 31, 2002 versus the rates at issuance of the notes. The Company holds equity securities, classified as available-for-sale, within "Other noncurrent assets". The carrying value of these securities was $12.4 which includes $7.9 million of unrealized losses which the Company deems to be temporary. In accordance with SFAS 115, the Company records the unrealized losses related to these securities within "Accumulated other comprehensive gain (loss)" until sold.

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



D16

   A portion of the Company's borrowings and certain inventory purchases are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency transaction exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In addition, the Company's investments in foreign subsidiaries are denominated in foreign currencies, which creates exposures to changes in exchange rates. The Company uses debt denominated in the applicable foreign currency as a means of hedging a portion of this risk.

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

Cash Flow Hedges

   The Company uses interest rate swaps to convert a portion of its variable rate debt to fixed rate debt. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs converting a portion of the Company's variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of to 3.3% for an average period of 4 years. In February 2002, the Company entered into interest rate swap agreements with notional amounts totaling 12.6 billion Japanese yen converting a portion of its variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 1.6% for a term of ten years. As part of this transaction, the Company offset a portion of its Swiss franc swaps (115 million Swiss francs) by entering into reverse swap agreements with identical terms.

   The Company selectively enters into commodity price swaps to effectively fix certain variable raw material costs. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement was$4.20 per troy ounce. In November 2002, the Company entered into a commodity price swap agreement with notional amounts totaling 300,000 troy ounces of silver bullion to hedge forecasted purchases throughout calendar year 2003. The average fixed rate of this agreement is $4.65 per troy ounce. The Company generally hedges between 33% and 67% of its projected annual silver needs.

   The Company enters into forward exchange contracts to hedge the foreign currency exposure of its anticipated purchases of certain inventory from Japan. The forward contracts that are used in this program mature in twelve months or less. The Company generally hedges between 33% and 67% of its anticipated purchases from Japan.

   During 2002 and 2001, the Company recognized a net losses of $0.1 million and $0.4 million, respectively, in "Other expense (income), net", which represented the total ineffectiveness of all cash flow hedges.

   As of December 31, 2002, $0.6 million of deferred net gains on derivative instruments recorded in "Accumulated other comprehensive gain (loss)" are expected to be reclassified to current earnings during the next twelve months. Transactions and events that are expected to occur over the next twelve months that will necessitate such a reclassification include the sale of inventory that includes previously hedged purchases of silver and purchases made in Japanese yen. The maximum term over which the Company is hedging exposures to variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is eighteen months.



D16

Fair Value Hedges

   The Company uses interest rate swaps to convert a portion of its fixed rate debt to variable rate debt. In addition, cross currency basis swaps are used to convert debt denominated in one currency to another currency. In December 2001, the Company completed two integrated transactions where it entered into an interest rate swap agreement with notional amounts totalling Euro 350 million which converted its 5.75% coupon, fixed rate Eurobond financing into variable rate Euro denominated financing and it then entered into a cross currency basis swap which converted this variable based Euro denominated financing to variable based U.S. dollar financing at a current rate of 2.8%.

Hedges of Net Investments in Foreign Operations

   The Company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to the volatility in currency exchange rates. Currently, the Company uses non-derivative financial instruments (debt at the parent company level) to hedge some of this exposure. The translation gains and losses related to the net assets of the foreign subsidiaries are offset by gains and losses in the parent company's debt obligations. At December 31, 2002, the Company had Swiss franc denominated and Japenese yen denominated debt (at the parent company level) to hedge the currency exposure related to the net assets of its Swiss and Japanese subsidiaries. The translation gains and losses related to this foreign currency denominated debt are included in "Accumulated other comprehensive gain (loss)".

Other
   The Company holds stock warrants which are classified as derivative financial instruments as defined under SFAS No. 133. These warrant holdings are valued under a Black-Scholes option pricing model and any fair value adjustments are reflected in current income each quarter until sold. For the year ended December 31, 2002, the unrealized loss on the stock warrants was $2.5 million. These unrealized losses were included in "Other expense (income), net".

   As of December 31, 2002, the Company had recorded the fair value of derivative instrument assets of $4.6 million in "Prepaid expenses and other current assets" and $59.7 million in "Other noncurrent assets" on the balance sheet. The Company recorded the fair value of derivative instrument liabilities of $2.3 million in "Accrued liabilites" and $7.9 million in "Other noncurrent liabilities" on the balance sheet.

   In accordance with SFAS 52, "Foreign Currency Translation", the Company utilizes long-term intercompany loans to eliminate foreign currency transaction exposures of certain foreign subsidiaries. Net gains or losses related to these long-term intercompany loans, those for which settlement is not planned or anticipated in the foreseeable future, are included in the Company's "Accumulated other comprehensive gain (loss)" on the balance sheet.


NOTE 16 - COMMITMENTS AND CONTINGENCIES

Leases
   The Company leases automobiles and machinery and equipment and certain office warehouse, and manufacturing facilities under non-cancelable operating leases. These leases generally require the Company to pay insurance, taxes and other expenses related to the leased property. Total rental expense for all non-precious metals operating leases was $18.4 million for 2002, $12.7 million for 2001, and $10.5 million for 2000.

   Rental commitments, principally for real estate (exclusive of taxes, insurance and maintenance), automobiles and office equipment are as follows (in thousands):

2003                                       $ 16,233
2004                                         11,506
2005                                          7,636
2006                                          4,351
2007                                          3,313
2008 and thereafter                           9,081
                                           $ 52,120



D16

   As of December 31, 2002, the Company had leased $59.3 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded in "Cost of products sold". The terms of the leases are less than one year and the average lease rate at December 31, 2002 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and reduce the Company's exposure to commodity price volatility.


Litigation
   DENTSPLY and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company believes it is remote that pending litigation to which DENTSPLY is a party will have a material adverse effect upon its consolidated financial position or results of operations.

   In June 1995, the Antitrust Division of the United States Department of Justice initiated an antitrust investigation regarding the policies and conduct undertaken by the Company's Trubyte Division with respect to the distribution of artificial teeth and related products. On January 5, 1999, the Department of Justice filed a complaint against the Company in the U.S. District Court in Wilmington, Delaware alleging that the Company's tooth distribution practices violate the antitrust laws and seeking an order for the Company to discontinue its practices. Three follow on private class action suits on behalf of dentists, laboratories and denture patients in seventeen states, respectively, who purchased Trubyte teeth or products containing Trubyte teeth, were filed and transferred to the U.S. District Court in Wilmington, Delaware. The class action filed on behalf of the dentists has been dismissed by the plaintiffs. The private party suits seek damages in an unspecified amount. The Court has granted the Company's motion on the lack of standing of the laboratory and patient class actions to pursue damage claims. Four private party class actions on behalf of indirect purchasers were filed in California state court. These cases are based on allegations similar to those in the Department of Justice case. In response to the Company's motion, these cases have been consolidated in one Judicial District in Los Angeles. A similar private party action has been filed in Florida. The trial in the government's case was held in April and May 2002, the post-trial briefing occurred during the summer and the final arguments were made in September of 2002. The case is pending a decision by the Federal District Court Judge who heard the case. It is the Company's position that the conduct and activities of the Trubyte division do not violate the antitrust laws.


Other
   The Company has no material non-cancelable purchase commitments.

   The Company has employment agreements with its executive officers. These agreements generally provide for salary continuation for a specified number of months under certain circumstances. If all of the employees under contract were to be terminated by the Company without cause (as defined in the agreements), the Company's liability would be approximately $14.0 million at December 31, 2002.




D16

NOTE 17 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                              First     Second      Third      Fourth       Total
                                             Quarter    Quarter    Quarter     Quarter      Year
                                                    (in thousands, except per share amounts)
2002

Net sales                                   $ 354,868  $ 381,013  $ 366,037   $ 411,824  $ 1,513,742
Gross profit                                  169,372    184,540    178,932     200,055      732,899
Operating income                               56,913     64,801     61,156      73,630      256,500
Net income                                     33,096     36,820     35,766      42,270      147,952

Earnings per common share-basic              $ 0.4246   $ 0.4711   $ 0.4571    $ 0.5397     $ 1.8925
Earnings per common share-diluted              0.4157     0.4598     0.4464      0.5276       1.8495
Cash dividends declared per common share      0.04600    0.04600    0.04600     0.04600      0.18400

2001

Net sales                                   $ 245,695  $ 254,676  $ 253,528   $ 379,069  $ 1,132,968
Gross profit                                  129,669    133,597    132,241     173,013      568,520
Operating income                               34,340     43,762     43,827      54,116      176,045
Net income                                     34,326     27,404     25,919      33,847      121,496

Earnings per common share-basic              $ 0.4431   $ 0.3530   $ 0.3334    $ 0.4347     $ 1.5642
Earnings per common share-diluted              0.4373     0.3472     0.3275      0.4264       1.5384
Cash dividends declared per common share      0.04583    0.04583    0.04583     0.04584      0.18333




D16

Supplemental Stock Information

   The common stock of the Company is traded on the NASDAQ National Market under the symbol "XRAY". The following table sets forth high, low and closing sale prices of the Company's common stock for the periods indicated as reported on the NASDAQ National Market:





                                       Market Range of Common Stock            Period-end              Cash
                                                                                Closing              Dividend
                                        High                  Low                Price               Declared
          2002
First Quarter                            $ 37.93               $ 31.60             $ 37.06             $0.04600
Second Quarter                             40.95                 35.25               36.91              0.04600
Third Quarter                              43.50                 31.25               40.17              0.04600
Fourth Quarter                             43.10                 31.89               37.20              0.04600

          2001
First Quarter                            $ 26.67               $ 21.67             $ 24.33             $0.04583
Second Quarter                             31.07                 23.33               29.57              0.04583
Third Quarter                              31.63                 26.01               30.63              0.04583
Fourth Quarter                             34.69                 28.62               33.47              0.04584

          2000
First Quarter                            $ 19.25               $ 15.42             $ 18.92             $0.04167
Second Quarter                             21.75                 16.75               20.54              0.04167
Third Quarter                              24.92                 19.67               23.29              0.04167
Fourth Quarter                             28.92                 20.59               26.08              0.04582


All amounts reflect the 3-for-2 stock split effective January 31, 2002.

     The Company estimates, based on information supplied by its transfer agent, that there are approximately 25,000 holders of common stock, including 489 holders of record.


D16